UNIVERSAL LOGISTICS HOLDINGS, INC.



Universal
Universal

2023

NOTICE OF ANNUAL MEETING,
PROXY STATEMENT AND
ANNUAL REPORT

UNIVERSAL LOGISTICS HOLDINGS, INC.
12755 E. Nine Mile Road
Warren, Michigan 48089
(586) 920-0100
www.universallogistics.com

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on April 24, 2024

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To our Shareholders:

You are cordially invited to attend the 2024 annual meeting of shareholders of Universal Logistics Holdings, Inc., a Michigan corporation. The meeting will be held at 12225 Stephens Road, Warren, Michigan 48089, on April 24, 2024, at 10:00 a.m. local time. The meeting is being held for the following purposes:

1. To elect 11 directors to serve for the ensuing year.

2. To approve the Universal Logistics Holdings, Inc. 2024 Equity Incentive Plan.

3. To ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for 2024.

4. To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

These matters are more fully described in the accompanying proxy statement. Only shareholders of record of our common stock as of the close of business on March 8, 2024 are entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. **Your vote is important. Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented. We ask that you vote your shares as soon as possible.**

By order of the board of directors,

/s/ Steven Fitzpatrick

STEVEN FITZPATRICK
Vice President – Finance and Investor Relations, Secretary

March 29, 2024

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on April 24, 2024:

The Proxy Statement and our Annual Report on Form 10-K for the Year Ended December 31, 2023 are available at www.proxyvote.com.

UNIVERSAL LOGISTICS HOLDINGS, INC.

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PROXY STATEMENT

FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 24, 2024

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TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

This proxy statement sets forth information relating to the solicitation of proxies by the Board of Directors (the "Board") of Universal Logistics Holdings, Inc. ("Universal" or the "Company") in connection with our 2024 Annual Meeting of Shareholders or any adjournment or postponement thereof (the "Annual Meeting"). This proxy statement is being furnished by our Board for use at the Annual Meeting to be held on April 24, 2024 at 10:00 a.m. Eastern Time. The meeting will be held at 12225 Stephens Road, Warren, Michigan 48089.

This proxy statement and form of proxy are first being mailed on or about March 29, 2024 to our shareholders of record as of the close of business on March 8, 2024 (the "Record Date").

The following answers address some questions you may have regarding the Annual Meeting. These questions and answers may not include all of the information that may be important to you, and you should refer to the more detailed information contained elsewhere in this proxy statement.

What is the purpose of the Annual Meeting?

At the Annual Meeting, our shareholders will act upon the matters outlined in the accompanying notice. Those matters include electing our directors, voting to approve the Universal Logistics Holdings, Inc. 2024 Equity Incentive Plan, and ratifying the appointment of our independent public accounting firm. We will also consider such other business as may properly come before the meeting.

Who is entitled to vote?

Only shareholders of record at the close of business on the Record Date are entitled to receive notice of the meeting and to vote their shares at the meeting. Holders of our common stock are entitled to one vote per share.

What is the difference between a shareholder of record and a street name holder?

These terms describe how your shares are held. If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, you are a shareholder of record. If your shares are held in the name of a broker, bank, trust, or other nominee as a custodian, you are a street name holder.

Who can attend the Annual Meeting?

All shareholders as of the Record Date or their duly appointed proxies may attend the Annual Meeting. Depending on the then-current conditions, attendees may be subject to health screening procedures consistent with practices advised by governmental authorities or otherwise then in effect for visitors entering the meeting location, and seating may be limited to comply with applicable governmental guidelines.

What is required for admission to the Annual Meeting?

Shareholders planning to attend the Annual Meeting must notify the Company at least 24 hours in advance of the meeting by contacting our corporate secretary, Steven Fitzpatrick, at (586) 920-0100. Shareholders who are street name holders must also bring a copy of a brokerage statement reflecting their ownership as of the Record Date in order to attend the Annual Meeting. Shareholders who vote their shares by proxy do not need to attend the Annual Meeting. The Company urges all shareholders to promptly submit their proxy for the meeting regardless of whether you plan to attend in person. Your vote is important.

What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. By completing and returning the enclosed proxy card, you are authorizing the people appointed as proxies by our Board to vote your shares as indicated on the proxy card.

What constitutes a quorum?

The authorized capital stock of Universal consists of 100,000,000 shares of common stock, no par value. As of the Record Date, 26,309,223 shares of our common stock are outstanding and entitled to vote. The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares of our common stock outstanding and entitled to vote on the Record Date will constitute a quorum, permitting business to be conducted at the meeting. Proxies that are received and marked as withholding authority, abstentions, and broker non-votes will be included in the calculation of the number of shares considered to be represented at the meeting.

How do I vote?

You may vote by mail or by following the alternative voting procedures described on the accompanying proxy card. If you complete, sign and return the proxy card, it will be voted as you direct. If no choice is specified on a signed proxy card, the persons named as proxies will vote in accordance with the recommendations of the Board, as set out below.

If you hold shares in street name through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Under current stock exchange rules, brokers who do not have instructions from their customers may not use their discretion in voting their customers' shares on certain specific matters that are not considered to be routine matters, including the election of directors, executive compensation, and other significant matters. The proposals in this proxy statement to elect the nominees for director and to approve the Company's 2024 Equity Incentive Plan are not considered to be routine matters. **Therefore, without your specific instructions, your shares will not be voted on these matters and will not be counted in determining the number of shares necessary for approval.** Shares represented by such broker non-votes, however, will be counted in determining whether there is a quorum. You should follow the directions provided by your nominee regarding instructions on how to vote your shares.

The ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm is considered a routine matter. If beneficial owners fail to give voting instructions, then brokers, banks, and other nominees will have the discretionary authority to vote shares of our common stock with respect to this proposal.

You may vote in person at the meeting if you are a shareholder of record as of the Record Date.

What is a broker non-vote?

Generally, a broker non-vote occurs when a broker, bank or other nominee holding shares in street name for a customer is precluded from exercising voting discretion on a particular proposal because (1) the beneficial owner has not instructed the nominee on how to vote, and (2) the nominee lacks discretionary voting power to vote such issues. Under NASDAQ rules, a nominee does not have discretionary voting power with respect to the approval of non-routine matters absent specific voting instructions from the beneficial owners of such shares.

What are the Board's recommendations?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board. The Board's recommendations are set forth together with each proposal in this proxy statement. In summary, the Board recommends a vote:

- "**FOR**" the election of the nominated slate of directors.

- "**FOR**" the proposal to approve the 2024 Equity Incentive Plan.

- "**FOR**" the ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm.

What vote is required to approve each proposal?

- **Election of Directors.** The affirmative vote of the holders of shares of our common stock representing a plurality of the shares of our common stock voting on the matter is required for the election of directors. Votes withheld and broker non-votes are not counted toward a nominee's total number of votes.

- **Other Proposals**. For the other proposals, the affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting, assuming a quorum is present, will be required for approval. A properly executed proxy marked "ABSTAIN" with respect to any such matter will not be voted. It will, however, be counted for purposes of determining whether there is a quorum. Accordingly, abstention will have no effect on the outcome of the vote.

Are there other matters to be voted on at the Annual Meeting?

As of the date of this proxy statement, our Board does not know of any other matters that may come before the meeting. Should any other matter requiring a vote of the shareholders arise and be properly presented at the meeting, the proxy included with this proxy statement confers upon the persons named in the proxy and designated to vote the shares discretionary authority to vote or otherwise act with respect to any such matter in accordance with their best judgment.

Can I revoke or change my proxy after I return my proxy card?

Yes. Any proxy may be revoked by a shareholder at any time before it is exercised at the meeting by delivering to our secretary a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the meeting.

Who is paying for the expenses involved in preparing and mailing this proxy statement?

Universal is paying the expenses involved in preparing, assembling, and mailing these proxy materials and all costs of soliciting proxies. Our executive officers and other employees may solicit proxies, without additional compensation, personally and by telephone and other means of communication. We will reimburse brokers and others holding our common stock in their names or in the names of their nominees for their reasonable expenses in forwarding proxy materials to beneficial owners.

How many directors are there?

Our bylaws provide that the number of directors shall not be less than one or more than 13 members, with the precise number to be fixed by resolution of the Board. Currently, we have 11 directors. The Board has recommended 11 nominees for election at the meeting.

How long do directors serve?

Our bylaws provide that each director holds office until the subsequent annual meeting of shareholders after the director's election and until a successor is elected and qualified, or until the director's earlier resignation, removal from office, or death. The shareholders of the Company elect successors for directors whose terms have expired at the meeting. The Board elects members to fill new membership positions and vacancies in unexpired terms on the Board.

Do the shareholders elect the executive officers?

No. Executive officers are elected by the Board and hold office until their successors are elected and qualified or until the earlier of their death, retirement, resignation, or removal.

Our Website

We maintain a website at www.universallogistics.com. The information on our website is not a part of this proxy statement, and it is not incorporated into any other filings we make with the SEC. We use our website as a means of disclosing material non-public information and for complying with our disclosure obligations under the SEC's Regulation FD. Such disclosures typically will be included within the Investor Relations section of our website. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, and public conference calls and webcasts.

Whether or not you plan to attend the Annual Meeting, you are urged to promptly submit your proxy.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Directors

Our Board currently consists of 11 directors. Members of our Board are elected annually to serve until the next annual meeting of shareholders or until their successors are elected and qualified. Our Board has nominated for election each of the current directors. The biography of each of the nominees below contains information regarding the person's service as director, business experience, director positions held currently or at any time during the last five years, and the experience, qualifications, attributes, or skills that caused the Board to determine that the person should serve as a director.

Grant E. Belanger *Director Since 2016*

Grant E. Belanger, age 63, is currently the principal of G. Belanger Consultants LLC, a management consulting firm. Mr. Belanger retired in 2015 from Ford Motor Company. There, he held various management positions for 30 years, including executive director of Material Planning and Logistics. Mr. Belanger previously served as a member of the board of directors of Ford Otosan, a publicly traded joint venture between Ford and Koc Holding located in Kocaeli, Turkey. He currently serves on our Audit Committee. Mr. Belanger brings to the Board demonstrated leadership abilities and a keen understanding of the transportation, logistics, and manufacturing businesses, both domestically and internationally. His ability to offer the original equipment manufacturer (OEM) perspective on critical business issues is invaluable to the Board.

Frederick P. Calderone *Director Since 2009*

Frederick P. Calderone, age 73, retired in 2016 after over 20 years of service as a vice president of a diversified holding company headquartered in Warren, Michigan. During his career, Mr. Calderone was widely recognized for his expertise in corporate, partnership and individual income tax matters; estate planning; tax planning for multinational businesses; mergers, acquisitions and commercial transactions; tax controversies and litigation; and corporate accounting. Earlier in his career, Mr. Calderone was a partner with Deloitte, Haskins, & Sells. Mr. Calderone has also served as a member of the board of directors of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI) since 1998. Mr. Calderone possesses a long history of advising and providing executive oversight to transportation and logistics companies. With his thorough understanding of financial reporting, generally accepted accounting principles, financial analytics, taxation, and budgeting, Mr. Calderone brings to the board a unique combination of expertise in accounting, strategic planning, and finance.

Daniel J. Deane *Director Since 2009*

Daniel J. Deane, age 68, has served as president of Nicholson Terminal & Dock Company since 1990. Mr. Deane also serves as president of Shamrock Chartering Company and has been a member of the Society of Naval Architects and Marine Engineers since 1985. He is a member of the International Stevedoring Council. Previously, Mr. Deane served on the board of Southern Wayne County Regional Chamber and is a past president of the Port of Detroit Operators Association. He currently serves on our Audit Committee. Mr. Deane possesses significant experience in operations, management, finance, and strategic planning for various companies in the transportation industry. His deep knowledge of not only operators providing numerous modes of transportation services but also the practices and procedures of OEMs and other shippers qualifies Mr. Deane as an instrumental resource in his capacity as a director.

Clarence W. Gooden *Director Since 2018*

Clarence W. Gooden, age 72, retired from CSX Corporation in May 2017. During his 47 years at CSX, Mr. Gooden held numerous leadership positions, including vice chairman and president from September 2015 through February 2017. Mr. Gooden currently serves on the advisory board of Argo Consulting, LLC, an operations improvements consulting firm. He previously served as a director of the National Association of Manufacturers, TTX Company, and the National Freight Transportation Association and as a member of the Atlanta Federal Reserve Bank's Trade and Transportation Advisory Council. Mr. Gooden possesses extensive experience and a network of relationships in railroads, transportation, logistics, finance, energy, and commodities. A proven industry leader, he brings the perspective and insight of a successful transportation executive to the board's role in formulating and evaluating the Company's business planning and execution.

Marcus D. Hudson   *Director Since 2023*

Marcus D. Hudson, age 53, is a Senior Managing Director of Calderone Advisory Group. Mr. Hudson has more than 25 years of financial executive leadership, consulting and advisory experience across a broad range of industries including manufacturing, municipalities, and utilities. He previously served as the Chief Financial Officer and Treasurer at both the Wayne County Airport Authority and the Detroit Water and Sewer System. Before his time in these roles, Mr. Hudson served in senior leadership at Tecumseh Products Company, a global manufacturer of residential and commercial refrigeration compressors, and BBK, Ltd., a boutique financial advisory and turnaround firm. Mr. Hudson is a Certified Public Accountant, Certified Managerial Accountant, Certified Turnaround Professional, Certified Insolvency & Restructuring Advisor, and series-3 Certified Trading Advisor. He holds degrees from the University of Michigan, Ross School of Business (M.B.A.) and Michigan State University (B.A., Accounting). Mr. Hudson has a wealth of experience and a deep understanding of not only finance and accounting but also the Company's customer base. His extensive experience brings a unique perspective that will enhance the Board during a transformational time in the transportation industry.

Matthew T. Moroun   *Director Since 2004*

Matthew T. Moroun, age 50, is chairman of our Board. He is also currently chairman of our executive committee and our Compensation Committee. Mr. Moroun significantly influences the management and operating policies of other family-owned businesses engaged in transportation, insurance, business services, and real estate development and management. He has served as a director of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI) since 1992 and its chairman since 2007. Mr. Moroun is the father of Matthew J. Moroun, a member of our Board. Mr. Moroun's long-term, substantive leadership experience allows him to provide operational, financial, business, capital markets, and strategic expertise to our Board. He possesses first-hand knowledge of market-leading practices in our industry. His perspective on transportation, automotive, real estate, infrastructure, and government relations enhances the Board's ability to oversee and direct our strategy, business planning, and execution.

Matthew J. Moroun   *Director Since 2020*

Matthew J. Moroun, age 23, is a director of Universal. He is also employed in other Moroun family-owned businesses engaged in transportation and business services. Mr. Moroun has served as a director of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI) since 2020. Mr. Moroun holds a B.B.A. in Finance from the Mendoza College of Business at the University of Notre Dame. Mr. Moroun is the son of our Chairman, Matthew T. Moroun. Mr. Moroun provides an important perspective to the Board during this period of disruption and transformation in the industry. Additionally, Moroun family members have a special interest in the continuing success of the Company and have always played an important role in the business. Mr. Moroun's participation on the Board will ensure that the tradition of family stewardship continues.

Tim Phillips   *Director Since 2020*

Tim Phillips, age 58, became our president and chief executive officer in January 2020. He previously served as Universal's executive vice president of transportation since January 2019. From October 2009 to January 2019, Mr. Phillips held the position of president of Universal Intermodal Services, Inc., the Company's intermodal subsidiary. Prior to that role, he served as president of a predecessor to UACL Logistics, LLC from January 2007 to September 2009. He also served as vice president of a predecessor to Universal Intermodal Services, Inc. from October 2004 to December 2006 and held various operational positions there beginning in August 1989. Mr. Phillips holds a Bachelor of Business Administration in Business Management from Eastern Michigan University. His wealth of experience at Universal across several operating segments, along with his knowledge of the day-to-day management of the Company, provides the board an important perspective in establishing and overseeing the financial, operational, and strategic direction of the Company.

Michael A. Regan   *Director Since 2013*

Michael A. Regan, age 69, is the chief relationship development officer of TranzAct Technologies, Inc., a privately held logistics information company that he co-founded in 1984. Mr. Regan was chief executive officer and chairman of the board for TranzAct until 2011. Prior to starting TranzAct, Mr. Regan worked for Bank of America, PriceWaterhouse, and the Union Pacific Corporation. He is a certified public accountant with a B.S.B.A. from the University of Illinois at Urbana-Champaign. He serves or has served on the boards of numerous industry groups including the American Society of Transportation & Logistics, National Industrial Transportation League and the National Association of Strategic Shippers. He is the past chairman of the Transportation Intermediaries Association Foundation and was the recipient of the 2014 Council of Supply Chain Management Professionals Distinguished Service Award. Mr. Regan's extensive experience in the logistics industry and his background and experience in both internal and external auditing make him uniquely qualified to serve on our Board.

Richard P. Urban   *Director Since 2004*

Richard P. Urban, age 82, is chairman of our Audit Committee. Mr. Urban previously served as an executive in various supply and logistics capacities at DaimlerChrysler AG and several of its predecessor companies. He has an M.B.A. from Michigan State University. Mr. Urban brings to the board a comprehensive understanding of the challenges and opportunities in the transportation industry. His management experience with supply and logistics operations not only provide him with insight into our financial affairs but also enable him to conduct effective oversight of the Company's actions.

H. E. Scott Wolfe   *Director Since 2014*

H. E. Scott Wolfe, age 78, served as our chief executive officer from December 2012 through December 2014. Mr. Wolfe also served as president and chief executive officer of LINC Logistics Company since its formation in March 2002. Mr. Wolfe led the development of Logistics Insight Corp., a wholly owned subsidiary, and was president of this subsidiary from its formation in 1992 until his retirement in December 2014. Earlier in his career, he was manager of inbound transportation at American Motors Corporation, where he established that company's first corporate programs for logistics and transportation management. For 15 years, Mr. Wolfe was employed at General Motors, where he held various plant, divisional and corporate responsibilities. Mr. Wolfe has taught college courses in logistics and transportation management. Mr. Wolfe brings to the Board significant insight into our asset-light business model and extensive personal leadership skills.

Director Independence

NASDAQ listing standards generally require that, unless a listed company qualifies as a "controlled company," a majority of the members of the company's board of directors must be independent. The listing standards define a "controlled company" as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. In the case of Universal, more than 50% of the voting power is held by a group of family trusts established for the benefit of members of the Moroun family. Mr. Matthew T. Moroun is trustee of these trusts with investment authority over the shares in the trust and the authority to appoint or remove the special trustee of each trust. Mr. Fred Calderone, a director of the Company, serves as special trustee of these trusts and exercises voting authority over their respective shares. Universal has, therefore, elected to be treated as a "controlled company" in accordance with Rule 5615(c) of the NASDAQ Listing Rules. Accordingly, we are not subject to the NASDAQ rules that would otherwise require us to have (i) a majority of independent directors on the Board, (ii) a compensation committee composed solely of independent directors, and (iii) a nominating committee composed solely of independent directors. Recently, however, our Board reviewed the independence of its director nominees and determined that seven of them, Messrs. Belanger, Deane, Gooden, Hudson, Regan, Urban, and Wolfe, meet the standards for independence required by applicable NASDAQ listing standards. In making this determination, our Board has concluded that none of the independent directors has a relationship that, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Structure and Role in Risk Oversight

Our Board has chosen to separate the positions of Chairman and Chief Executive Officer. Mr. Matthew T. Moroun is the Chairman of the Board and Mr. Tim Phillips is the President and Chief Executive Officer. This separation allows for greater oversight by the Board, which is actively involved in oversight of risks that could affect us. This oversight is conducted primarily through the Audit Committee (as disclosed in the committee description below and in its charter), the Environmental, Social and Governance Committee (to which the Board has appointed a representative, Mr. Belanger), and by the full Board, which has retained responsibility for general oversight of risks. The Board satisfies this responsibility through full reports by our committee chairs regarding each committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Company.

Board Diversity Matrix (as of March 8, 2024)

Board Size:				
Total Number of Directors	11			
Gender:	**Male**	**Female**	**Non-Binary**	**Gender Undisclosed**
Number of directors based on gender identity	11	0	0	0
Number of directors who identify in any of the categories below:				
African American or Black	1	0	0	0
Alaskan Native or American Indian	0	0	0	0
Asian	0	0	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	10	0	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0			
Undisclosed	0			

Board Meetings

During 2023, our board of directors held four meetings. All incumbent directors attended at least 75% of the meetings of our Board, including committees on which they then served, during the period that they served.

Board Committees

Our board of directors maintains and appoints members to three standing committees: Audit Committee, Compensation Committee, and Executive Committee. The membership of these committees, as of March 8, 2024, is as follows:

Audit Committee	**Compensation Committee**	**Executive Committee**
Grant E. Belanger	Matthew T. Moroun*	Matthew T. Moroun*
Daniel J. Deane	Tim Phillips	Tim Phillips
Richard P. Urban*		

* Committee Chairman

Audit Committee. We have a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee has three members. Each of the members is an independent director as independence for Audit Committee members is defined in the NASDAQ listing standards and the rules of the SEC. The Audit Committee has a charter that has been approved by our Board and is available on our website, at www.universallogistics.com under the caption of "Investor Relations" and "Corporate Governance."

The Audit Committee met nine times in 2023. The Audit Committee assists our Board in overseeing our accounting and financial reporting process, internal controls and audit functions, and is directly responsible for the appointment, retention, and compensation of our registered public accounting firm. Our Board has determined that Messrs. Belanger, Deane, and Urban are each qualified as an audit committee financial expert, as that term is defined in the rules of the Securities and Exchange Commission. More information about the Audit Committee is included below under the heading "Audit Committee Report."

Compensation Committee. Our Board appointed our Chairman of the Board and our Chief Executive Officer as the two members of our Compensation Committee based on our status as a "controlled company" under the NASDAQ Listing Rules. This committee, which met once in 2023, assists our Board in carrying out its responsibilities relating to compensation and benefits for our executive officers. The Compensation Committee's responsibilities and authority include:

- Reviewing trends in management compensation and the competitiveness of our executive compensation programs.

- Overseeing the development of new compensation plans and approving or recommending for determination by our Board certain revisions of existing plans.

- Determining, or recommending for determination by our Board, the salaries, bonus and other compensation for executive officers and key employees other than our Chief Executive Officer.

- Reviewing and making recommendations concerning long-term incentive compensation plans, including stock option and other equity-based plans.

- To the extent eligible to do so, acting as the committee of our Board that administers equity-based plans, incentive compensation plans and employee benefit plans.

- Reviewing and approving, or recommending to our Board for approval, compensation packages for new officers and severance arrangements for officers.

The full Board evaluates the performance of our Chief Executive Officer and determines his or her salary, bonus and other compensation. The Board also determines the compensation of our directors and administers our equity-based compensation plans with respect to awards to our named executive officers and our directors.

If a member of a committee of our Board is absent from a meeting, the bylaws give board committees authority to unanimously appoint another member of our Board to act at the meeting in place of the absent committee member. While the Compensation Committee could use this authority, it has no plans to do so. The Compensation Committee has the authority to retain compensation consultants but does not currently use compensation consultants. The Compensation Committee operates without a written charter.

Executive Committee. The Executive Committee exercises the authority of our Board in accordance with the bylaws between regular meetings of our Board. The Executive Committee met four times during 2023.

Other. Universal established an Environmental, Social and Governance Committee (the "ESG Committee") comprised of our Chief Financial Officer, Vice President – Finance and Investor Relations and Secretary, and other subject matter experts. The Board appointed one of its members, Mr. Belanger, as the Board's representative to serve on the ESG Committee, which reviews and proposes to the Board the Company's ESG policies, programs and practices. The ESG Committee also, among other things, oversees the Company's environmental, health and safety performance by reviewing the Company's standards, policies and conduct relating to these matters and advising on how they might be implemented to comply with applicable legislation, regulation and influential industry standards.

Director Nominating Process. Our Board does not have a nominating committee that nominates candidates for election to our Board. That function is performed by our full Board. Each member of our Board participates in the consideration of director nominees. Our Board believes that it can adequately fulfill the functions of a nominating committee without having to appoint an additional committee to perform that function. Our Board believes that not having a separate nominating committee saves the administrative expense that would be incurred in maintaining such a committee and saves time for directors who would serve on a nominating committee if it were established. As there is no nominating committee, we do not have a nominating committee charter.

At least a majority of our independent directors participate in the consideration of director nominees. These directors are independent, as independence for nominating committee members is defined in the NASDAQ listing standards. However, so long as the Company continues to be a controlled company within the meaning of NASDAQ Rule 5615(c), the Board may be guided by the recommendations of the Company's controlling shareholders in its nominating process. After discussion and evaluation of potential nominees, the full Board selects the director nominees.

Our Board will consider as potential nominees persons recommended by shareholders. Recommendations should be submitted to our Board in care of our secretary, Steven A. Fitzpatrick, at 12755 E. Nine Mile Road, Warren, Michigan 48089. Each recommendation should include a personal biography of the suggested nominee, a description of the background or experience that qualifies the person for consideration, and a statement that the person has agreed to serve if nominated and elected.

Our Board uses an informal process to identify potential Board nominees. Candidates have been recommended by an executive officer or director and considered by our Board and generally have been known to one or more of our Board members. Our Board has not adopted specific minimum qualifications that it believes must be met by a person it recommends for nomination as a director. The Board has determined that the Board as a whole must have the right diversity, mix of characteristics, and skills for the optimal functioning of the Board in its oversight of the Company. In evaluating candidates for nomination, our Board considers the factors it believes to be appropriate, which would generally include the candidate's independence, personal and professional integrity, business judgment, relevant experience and skills, including those related to transportation and service providers to the automotive industry, and potential to be an effective director in conjunction with the rest of our Board in collectively serving the long-term interests of our shareholders. Although our Board has the authority to retain a search firm to assist in identifying director candidates, there has to date been no need to employ a search firm. Our Board does not evaluate potential nominees for director differently based on whether they are recommended to our Board by a shareholder.

Director Compensation

The following table sets forth the compensation information for the one-year period ending December 31, 2023, for each non-employee director who served during such period.

Name (1)	Fees Earned or Paid in Cash ($)	Fees Earned or Paid in Stock ($) (4)	All Other Compensation ($)	Total ($)
Grant E. Belanger (2)	47,169	11,998	-	59,167
Frederick P. Calderone........	35,002	14,998	-	50,000
Daniel J. Deane....................	55,000	-	-	55,000
Clarence W. Gooden...........	50,000	-	-	50,000
Marcus D. Hudson (3)	33,430	8,237	-	41,667
Matthew J. Moroun.............	35,002	14,998	-	50,000
Matthew T. Moroun	85,002	14,998	-	100,000
Michael A. Regan	40,010	9,990	-	50,000
Richard P. Urban	50,002	14,998	-	65,000
H.E. Scott Wolfe.................	50,000	-	-	50,000

(1) Our chief executive officer, Mr. Tim Phillips, serves on our Board. He has been omitted from this table since he is an employee of the Company and did not receive any additional compensation for his board service. Mr. Phillips' compensation is included in the Summary Compensation Table on page 19 of this Proxy Statement.

(2) The Board appointed Mr. Belanger as its representative to the Company's Environmental, Social and Governance Committee effective July 26, 2023, and the Company prorated an additional annual retainer of $10,000 for this role to reflect his partial year of service in 2023.

(3) The board of directors elected Mr. Hudson to the board effective as of April 27, 2023, and the Company prorated his annual compensation for his partial year of service in 2023.

(4) This column reflects the value of shares of common stock granted as part of the annual retainer paid to non-employee directors based on the closing market price of $25.42 per share of our common stock on May 8, 2023, which was the date of the grant, as reported on the NASDAQ Global Market.

Compensation Arrangements for Non-Employee Directors

Director compensation is determined by our Board. For 2023, we paid our non-employee directors an annual retainer of $50,000. We paid the Chairman, which is a non-officer position, an annual retainer of $100,000. We paid the Chairman of our Audit Committee an additional annual retainer of $15,000, and we paid the other members of the Audit Committee an additional retainer of $5,000. We also paid the Board representative on our Environmental, Social and Governance Committee an additional retainer of $10,000, which was prorated in 2023 for a partial year of service. Each director may elect for the Company to pay up to $15,000 of the annual retainer in the form of shares of the Company's common stock. The Company pays the cash portion of the annual retainer in two installments, and it pays the stock portion, if any, once annually. We also reimbursed our directors for expenses they incurred in attending board and committee meetings, including expenses for food, lodging, and transportation.

Communications with Directors and Attendance at the Annual Meetings

Shareholders may communicate directly with our Board as a group by writing to our Board, care of the secretary of the Company, 12755 E. Nine Mile Road, Warren, Michigan 48089. Our secretary reviews all correspondence and forwards to our Board a summary of the correspondence, and copies of all of the correspondence that, in the secretary's opinion, deal with the functions of our Board or any of its committees or that our secretary otherwise determines requires the attention of our Board. Directors may at any time review a log of all of the correspondence that is addressed to our Board and request copies of any and all of the correspondence.

Our Board has a policy of encouraging our directors to attend the Annual Meeting. In 2023, all of our incumbent directors attended the meeting.

Code of Business Conduct and Ethics

We have adopted a written Code of Business Conduct and Ethics that applies to all our directors, officers and employees, including our Chief Executive Officer and our Chief Financial Officer. We have posted a copy of our Code of Business Conduct and Ethics on our website at www.universallogistics.com under the caption "Investor Relations" and "Corporate Governance." In addition, we intend to post on our website all disclosures that are required by law or NASDAQ listing standards concerning any amendments to, or waivers from, any provision of the code.

Compensation Committee Interlocks and Insider Participation

In 2023, Messrs. Matthew T. Moroun and Tim Phillips served as members of the Compensation Committee for the full year as allowed under NASDAQ Rule 5615(c) based on the Company's status as a "controlled company." Mr. Moroun is Chairman of the Board. Mr. Phillips is also a member of our Board. Information regarding certain transactions between Universal and entities controlled by the Moroun family is provided in the section entitled "Transactions With Related Persons" beginning on page 11 of this proxy statement. None of our executive officers serves or served as a director or member of the compensation committee of another entity in a case where an executive officer of such other entity serves or served as a director or member of our compensation committee.

Derivative Trading, Hedging and Trading Plans

The Company has a policy that prohibits directors, officers and other covered employees from engaging in short-term investment activity in the Company's securities, such as trading in or writing options, arbitrage trading or day trading. The Company's policy also prohibits directors and employees from engaging in hedging or monetization transactions, including the through use of financial instruments such as prepaid variable forwards, equity swaps, collars, exchange funds, and any other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company's equity securities, without pre-approval of the chief financial officer. In addition, the Company's policy requires that directors, officers and other covered employees must inform the office of the chief financial officer before buying or selling any beneficially owned common stock of the Company or entering into a trading plan under the SEC's Rule 10b5-1.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Audit Committee reviews and approves related person transactions that involve us and are of the type that are required to be disclosed in our proxy statement by SEC rules. A transaction may be a related person transaction if any of our directors, executive officers, owners of more than 5% of our common stock, or members of their immediate family, have a material interest in the transaction and the amount involved exceeds $120,000. The Audit Committee approves a related person transaction if it determines that the transaction is at least as favorable to us as could have been obtained if the transaction had been with a person who is not related to us or is in our best interest.

Mr. Matthew T. Moroun is Chairman of our Board, Compensation Committee and Executive Committee. His son, Mr. Matthew J. Moroun, is also a member of our Board. Although neither of them is an officer of Universal, the Moroun family trusts beneficially own a majority of our outstanding shares. Mr. Matthew T. Moroun is trustee of these trusts with investment authority over the shares in the trusts. See "Director Independence" on page 6. Messrs. Matthew T. and Matthew J. Moroun also exercise significant influence over the management and operating policies of other family-owned businesses engaged in transportation, insurance, business services, and real estate development and management. Subject to our Audit Committee's review and approval, Universal transacts business with these affiliates in the ordinary course of business.

We are party to a registration rights agreement with various members of the Moroun family dated July 28, 2021. Subject to conditions and exceptions, these shareholders may require us to register their securities if the anticipated aggregate offering price of the securities covered by the registration exceeds $25 million. Also, if we propose to register any of our securities, subject to certain exceptions and limitations, and whether or not the registration is for our own account, we are required to give these shareholders the opportunity to participate in the registration. If a registration is underwritten and the managing underwriter advises us that marketing factors require a limitation on the number of shares that may be underwritten, we generally receive first priority with respect to the shares issued and sold. We generally are required to pay the registration expenses in connection with registrations.

Moroun-affiliated entities provide us with various business and administrative support services, including legal, human resources, tax, and information technology services. The cost of these services is based on the actual or estimated utilization of the specific services and is charged to the Company. These costs totaled $6.4 million and $6.0 million for 2023 and 2022, respectively.

We are also party to a number of other arrangements with Moroun-affiliated entities that we expect to continue for the foreseeable future.

We periodically carry freight for Moroun-affiliated trucking companies in the ordinary course of business at market rates. Revenue for these services totaled $5.1 million in 2023 and $0.7 million in 2022. These trucking companies also provided transportation services to us at market rates in the ordinary course of business. The cost of these services for 2023 and 2022 totaled $0.3 million and $1.1 million, respectively.

We pay Moroun-affiliated entities the direct variable cost of maintenance, fueling, and other operational support costs for services delivered at our affiliate's trucking terminals that are geographically remote from our own facilities. Such costs are billed when incurred, paid on a routine basis, and reflect actual labor utilization, repair parts costs or quantities of fuel purchased. The cost of these services for 2023 and 2022 totaled $9.2 million and $7.6 million, respectively.

We currently lease 31 office, terminal, and yard facilities from Moroun-affiliated entities based on either month-to-month or contractual multi-year lease arrangements that are billed and paid monthly. At December 31, 2022, we leased 29 such facilities. During 2023 and 2022, we paid an aggregate of $13.6 million and $12.2 million, respectively, in rent and related costs to affiliates. In 2023, we also leased space in one of our terminals to a Moroun-family affiliate. Rental revenues during 2023 and 2022 totaled $1.6 million and $0.2 million, respectively. We believe that the rent we currently pay and receive for these properties is at market rates.

We purchase our employee medical, commercial auto liability, commercial general liability, workers compensation, motor cargo liability, and other insurance from a Moroun-affiliated insurance company. In 2023 and 2022, we paid this affiliate $76.9 million and $73.4 million, respectively. We believe that the rates we paid for these services reflect market rates.

During 2023, we purchased used tractors and new trailers from an affiliate totaling $6.3 million and $5.1 million, respectively. During 2022 used tractors purchases totaled $4.7 million. During 2023, we contracted with an affiliate to provide real property improvements for us totaling $5.3 million. There were no such purchases made in 2022.

In 2022, we executed a real estate contract with an affiliate to acquire a multi-building, office complex located in Warren, Michigan for $8.3 million. The purchase price was established by an independent, third-party appraisal. We paid an initial deposit of $0.2 million in 2022 and paid the balance at closing in the first quarter of 2023.

On August 11, 2023, we purchased 3,750 shares of common stock from our director, Scott Wolfe, for $120,900 upon exercising our right of first refusal pursuant to a restricted stock bonus award agreement.

In 2022, we sold an inactive Mexican subsidiary to an affiliate for approximately $0.1 million. The purchase price was based on the book value of the net assets sold in the transaction, and as such, no gain or loss was recorded.

On May 13, 2022, the Company commenced a "Dutch auction" tender offer to repurchase up to 100,000 shares of the Company's outstanding common stock at a price of not greater than $28.00 nor less than $25.00 per share. Following the expiration of the tender offer on June 15, 2022, we accepted 164,189 shares, including 64,189 oversubscribed shares tendered, of our common stock for purchase at $28.00 per share, for a total purchase price of approximately $4.6 million, excluding fees and expenses related to the offer. The total number of shares purchased in the tender offer includes 5,000 shares tendered by a director of the Company, Scott Wolfe. We paid for the accepted shares with available cash and funds borrowed under our existing line of credit.

We believe that substantially all of the above transactions were entered into on terms at least as favorable to us as could have been obtained from persons who were not related to us, and each of the transactions was in our best interest. We expect to continue in 2024 certain transactions that are similar to those described above with Moroun-affiliated entities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Under the proxy rules of the SEC, a person who directly or indirectly has or shares voting power or investment power with respect to a security is considered a beneficial owner of the security. Voting power is the power to vote or direct the voting of shares, and investment power is the power to dispose of or direct the disposition of shares. Shares as to which voting power or investment power may be acquired within 60 days are also considered as beneficially owned under the proxy rules.

The following table sets forth certain information as of March 8, 2024, regarding beneficial ownership of our common stock by: (i) each person who is known to us to own beneficially more than 5% of our common stock; (ii) each of our directors and nominees; (iii) each of the named executive officers in the Summary Compensation Table on page 19; and (iv) the total for our current directors and named executive officers as a group.

Name or Group of Beneficial Owner	Shares Beneficially Owned (1)	Percent of Class (2)
5% Shareholders:		
FMR LLC (3)	2,290,485	8.7%
Directors, Nominees, and Named Executive Officers:		
Matthew T. Moroun (4) (5)	19,198,861	73.0%
Matthew J. Moroun (6)	1,237	*
Grant E. Belanger	688	*
Frederick P. Calderone (7)	590	*
Daniel J. Deane	-	-
Clarence W. Gooden	-	-
Marcus D. Hudson	324	*
Michael A. Regan	393	*
Richard P. Urban	11,237	*
H.E. Scott Wolfe	10,000	*
Tim Phillips	39,379	*
Jude M. Beres	17,111	*
Directors and named executive officers as a group (12 persons)	19,279,820	73.3%
Total Outstanding Shares as of March 8, 2024	**26,309,223**	

_____

* Denotes less than 1%.

(1) The number of shares beneficially owned includes any shares over which the person has sole or shared voting power or investment power and also any shares that the person can acquire within 60 days of March 8, 2024, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with the person's spouse) over the shares set forth in the table. Includes shares that may be acquired pursuant to restricted stock awards granted under our stock incentive plan that vest within 60 days of March 8, 2024.

(2) The percentages shown are based on the 26,309,223 shares of our common stock outstanding as of March 8, 2024, plus the number of shares that the named person or group has the right to acquire within 60 days of that date. For purposes of computing the percentage of outstanding shares of common stock held by each person or group, any shares the person or group has the right to acquire within 60 days of March 8, 2024 are deemed to be outstanding with respect to such person or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.

(3) Based on information set forth in a Schedule 13G dated February 9, 2024 filed by FMR LLC which indicates that, as of December 29, 2023, FMR LLC had sole voting power with respect to 2,290,485 shares and sole dispositive power with respect to 2,290,485 shares. The address of FMR LLC is 245 Summer Street, Boston, MA 02210. We make no representation as to the accuracy or completeness of the information reported.

(4) The number of shares shown includes 236,917 shares beneficially owned by Redoubtable, LLC, for which Matthew T. Moroun serves as manager and exercises voting and investment power over the shares. The number of shares shown also includes 11,866,015 shares beneficially owned by the 2020 Irrevocable Lindsay S. Moroun Trust dated November 24, 2020 ("2020 Lindsay Moroun Trust"), 3,871,527 shares beneficially owned by the 2020 Irrevocable Nora M. Moroun Trust ("2020 Nora Moroun Trust"), 3,200,000 shares beneficially owned by the Swiftsure Irrevocable Trust Under Agreement dated December 26, 2012, as decanted November 28, 2020 ("Swiftsure Trust"), and 24,402 shares beneficially owned by the 2020 Irrevocable Agnes Anne Moroun Trust ("2020 AAM Trust"). Matthew T. Moroun serves as trustee of each of these four trusts with investment power over the shares held by each of them. Frederick P. Calderone serves as special trustee of the four trusts with sole voting power over the shares held by each of the trusts. The number of shares shown excludes 285,550 shares owned directly by Matthew T. Moroun's spouse, Lindsay S. Moroun, and 1,237 shares owned directly by Matthew T. Moroun's son, Matthew J. Moroun. Matthew T. Moroun disclaims beneficial ownership of the shares held by Lindsay S. Moroun and Matthew J. Moroun, and this disclosure shall not be deemed an admission that Matthew T. Moroun is the beneficial owner of such shares.

(5) Includes 2,500,000 shares pledged as security.

(6) The number of shares shown includes 1,237 shares owned by Matthew J. Moroun, individually. The number of shares shown excludes 285,550 shares owned directly by Matthew J. Moroun's mother, Lindsay S. Moroun, and the 19,198,861 shares beneficially owned by Matthew J. Moroun's father, Matthew T. Moroun, as set forth in footnote 4 of this table. Matthew J. Moroun disclaims beneficial ownership of the shares held by Lindsay S. Moroun and Matthew T. Moroun, and this disclosure shall not be deemed an admission that Matthew J. Moroun is the beneficial owner of such shares.

(7) The number of shares shown includes 590 shares owned directly by Mr. Calderone, individually. The number of shares shown excludes 11,866,015 shares beneficially owned by the 2020 Lindsay Moroun Trust, 3,871,527 shares beneficially owned by the 2020 Nora Moroun Trust, 3,200,000 shares beneficially owned by the Swiftsure Trust, and 24,402 shares beneficially owned by the 2020 AAM Trust. Mr. Calderone serves as special trustee of the four trusts with sole voting power over the shares held by each of them, and Matthew T. Moroun serves as trustee of each of these four trusts with investment power over the shares held by each of them. Mr. Calderone disclaims beneficial ownership of the shares held by Matthew T. Moroun, and this disclosure shall not be deemed an admission that Mr. Calderone is the beneficial owner of such shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who own more than 10% of our outstanding common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Executive officers, directors and greater than 10% shareholders are also required to furnish us with copies of the reports that they file. To our knowledge, based solely on a review of the copies of the reports furnished to us and representations received from our directors and executive officers, we believe that all reports required to be filed under Section 16(a) for 2023 were timely filed by each person who at any time during the fiscal year was a director or executive officer or held more than 10% of our common stock.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This compensation discussion and analysis explains our compensation program for our named executive officers. Our named executive officers for 2023 are Mr. Tim Phillips, our Chief Executive Officer and President, and Mr. Jude M. Beres, our Chief Financial Officer and Treasurer.

The Compensation Committee has the responsibility for establishing, implementing and continually monitoring our compensation philosophy. The Compensation Committee's philosophy is to provide our executive leadership with total compensation that is competitive in its forms and levels, as compared to companies of similar size and business area. Generally, the types of compensation and benefits provided to our executive officers are similar to that provided to executive officers by other companies.

Goals and Philosophy

Our primary goal for the compensation of our executive officers is to create long-term value for our shareholders. Our compensation program is intended to attract, motivate, reward and retain the management talent required to achieve our corporate objectives and create long-term value for our shareholders, while at the same time making efficient use of our resources. The compensation of our executive officers is designed to reward financial and operating performance, to align their interests with those of our shareholders, and to encourage them to remain with us.

Executive Officers

Our current executive officers are Messrs. Phillips and Beres.

Name	Age	Position	Years of Service
Tim Phillips	58	President and Chief Executive Officer	34
Jude M. Beres	51	Chief Financial Officer and Treasurer	8

Tim Phillips. Mr. Phillips has served as President and Chief Executive Officer since January 2020. He previously served for one year as our Executive Vice president of Transportation. From October 2009 to January 2019, Mr. Phillips held the position of President of Universal Intermodal Services, Inc. Prior to that role, he served as President of the predecessor to UACL Logistics, LLC from January 2007 to September 2009. He also served as Vice President of the predecessor to Universal Intermodal Services, Inc. from October 2004 to December 2006 and held various operational positions there beginning in August 1989. Mr. Phillips holds a Bachelor of Business Administration in Business Management from Eastern Michigan University.

Jude M. Beres. Mr. Beres has served as Chief Financial Officer and Treasurer since March 2016. He previously served as the Company's Chief Administrative Officer from April 2015 to March 2016. From 1997 to April 2015, Mr. Beres worked for multiple affiliated companies in finance and accounting. Mr. Beres has over 20 years of experience in the less-than-truckload, truckload, intermodal, and logistics industries. He holds a Bachelor of Accountancy from Walsh College.

Elements of Compensation

We have three key elements of compensation: annual base salary, cash incentive compensation, and long-term equity incentives. The annual base salary is intended to attract and retain talented executives and reward them for annual achievement. Cash incentive compensation is intended to motivate our executive officers to achieve specified financial results or superior performance. Long-term equity incentives are intended to align the interests of our executive officers with those of our shareholders by linking compensation to stock price appreciation. In addition, when the criteria for vesting of equity awards includes achieving specified financial results, the equity awards also serve the purpose of motivating our executive officers to achieve those results.

Determining Compensation

Historically, the compensation of our executive officers has been based primarily on the judgment of the Compensation Committee of our Board of Directors. Our Chairman and our Chief Executive Officer serve on the Compensation Committee in accordance with the exemption from the Compensation Committee independence requirements for controlled companies under NASDAQ Rule 5615(c). Currently, the Compensation Committee determines the compensation for our officers and key employees other than the Chief Executive Officer, while the Board makes all decisions regarding the Chief Executive Officer's compensation and approves the equity awards to the named executive officers.

In determining compensation for our executive officers, the Compensation Committee and the Board consider competitive market compensation paid by other companies, including other transportation and logistics companies, but do not attempt to maintain a specified target percentile within a peer group or otherwise rely on compensation paid by other companies to determine our executive compensation. The Compensation Committee and the Board review and evaluate many factors, including:

- Universal's performance and growth

- Financial measurements such as revenue, revenue growth, net operating income and operating ratio, and trends in those measurements

- Leadership qualities

- Ability to achieve strategic objectives

- Scope and performance of business responsibilities

- Management experience and effectiveness

- Individual performance and performance as a management team

- Current compensation arrangements

- Long-term potential to maintain and enhance value for our shareholders

Our Board generally does not adhere to rigid formulas or react to short-term changes in business performance in determining the amount and mix of compensation elements but strives to achieve an appropriate mix between annual base salary, cash incentive compensation, and long-term equity incentives to meet our objectives.

The Board receives regular updates on our business results from management and reviews the quarterly financial statements and projections to assess whether executive compensation continues to be properly balanced with and supportive of our business objectives. The Board may also review information, such as reported revenue, profit levels, market capitalization, and disclosed governance practices, regarding comparably sized companies in our industry to assess our comparative performance and organizational structure. The Board uses management updates and peer information as tools to evaluate the connection between executive compensation and our performance as a business. This information is reviewed in a subjective manner. There is no implied direct or formulaic linkage between peer information and our compensation decisions. Our Board takes the view that a close connection between compensation and performance objectives encourages our executive officers to make decisions that will result in significant positive short-term and long-term returns for our business and our shareholders without providing an incentive either to take unnecessary risks or to avoid opportunities to achieve long-term benefits even though they may reduce short-term benefits for the executive officers, the business, or our shareholders.

Based on this information, the Board regularly evaluates both the short-term and long-term performance compensation for the executive officers to ensure alignment with our business objectives. The Committee also works closely with management regarding long-term equity incentives, which emphasize shareholder returns while providing enhanced retention value for key executives.

Risk Assessment of Compensation Programs

We have conducted a review of our compensation programs, including our annual cash and other compensation programs. We believe that our policies and practices are designed to reward individual performance based on our overall Company performance and are aligned with the achievement of both long-term and short-term company goals. Our base salaries are consistent with similar positions at comparable companies and the two components of our bonus programs, operating ratios and revenue growth, are directly tied to the overall success of the organization. Based on our review of our programs, including the above noted items, we have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Annual Cash Compensation

Base Salary. Our named executive officers receive an annual base salary for services performed during the year. The base salary is established based on the scope of responsibilities, level of experience and expertise, and ability to lead and direct the Company and achieve various financial and operational objectives. Our general compensation philosophy is to pay executive base salaries that are competitive with the salaries of executives in similar positions, with similar responsibilities, at comparable companies. We have not benchmarked our named executive officer base salaries against the base salaries at any particular company or group of companies. The base salaries of our named executive officers are typically established in accordance with their respective employment agreements. They are reviewed and adjusted by the Compensation Committee or the Board, as applicable, on an annual basis after taking into account individual responsibilities, performance, and expectations. The base salaries paid to our named executive officers are set forth in the Summary Compensation Table on page 19.

Annual Cash Incentive Compensation. The practice of the Compensation Committee and the Board is to award an annual cash bonus to each of the named executive officers as part of the officer's annual compensation. Bonuses are intended to provide the executive with an opportunity to receive additional cash compensation and are based on individual performance and the Company's performance. The Committee and the Board believe this practice provides an incentive for strong financial and operating performance and aligns the interests of management with the interests of our shareholders.

During 2023, we awarded discretionary cash bonuses to Messrs. Phillips and Beres in the amount of $378,000 and $246,000, respectively. The awards were subject to their continued employment with us, and we paid the awards in March 2024. During 2022, we awarded discretionary cash bonuses to Messrs. Phillips and Beres in the amount of $588,000 and $349,315, respectively. The awards were subject to their continued employment with us, and we paid the awards in March 2023. During 2021, we awarded discretionary cash bonuses to Messrs. Phillips and Beres in the amount of $500,000 and $415,000, respectively. The terms of the awards provided that 20% of the total bonus amounts would be paid in equal installments of 20% during each of the five succeeding years starting in 2022, subject to the recipient's continued employment with us

Other Compensation

Long-Term Equity Grants. Long-term equity incentives are awarded to our named executive officers under our Stock Incentive Plan as part of our overall compensation package. The Plan authorizes grants of stock options, restricted stock, restricted stock units, stock appreciation rights, phantom stock units, and unrestricted common stock. In recent years, the Compensation Committee and the Board have generally utilized long-term equity incentives in the form of restricted stock for our named executive officers. At the time of the Plan's adoption, a total of 500,000 shares of our common stock, subject to adjustments, were reserved for the issuance of equity awards under the Plan. As of March 8, 2024, there were 233,603 shares available for issuance under the Plan. The Compensation Committee and the Board believe that long-term equity incentives, such as awards of restricted stock, are consistent with the Company's philosophy and represent an additional vehicle for aligning management's interests with the interests of our shareholders. When determining the amounts and vesting conditions of long-term incentive grants to be awarded to our named executive officers, the Board considers, among other factors, the business performance of the Company, the responsibilities and performance of the executive, and the performance of our stock price. The long-term incentive grants, if any, awarded to Messrs. Phillips and Beres in 2023 are set forth in the Summary Compensation Table on page 19. The Company granted no plan-based awards to our named executive officers in 2022 and 2021.

Retirement and Health Benefits. We sponsor retirement savings plans for all of our eligible employees, including our executive officers. The plans qualify under section 401(k) of the Internal Revenue Code of 1986 as amended (the "Code"). The plans include different matching provisions depending on which subsidiary or affiliate is involved. Eligible employees, including our executive officers, are allowed to make tax deductible contributions to the plan. For employees considered highly compensated, including our executive officers, we do not match plan contributions. We also offer health, vision and dental insurance to our executive officers.

Perquisites. Our policy is to provide minimal, if any, perquisites for our executive officers. This helps set an example for all employees that personal expenses are not payable from Company funds and helps to control expenses.

Post-Employment Compensation. We do not provide a defined benefit pension plan or post-retirement health insurance coverage for our executive officers or any of our other employees. We do not offer deferred compensation plans and do not have agreements that provide compensation to our executive officers based upon the occurrence of a change in control of the Company. However, our chief executive officer, Mr. Phillips, would be entitled to receive certain compensation if we terminate his employment based on a determination that it would be in our best interest. See "Potential Payments Upon Termination or Change In Control – Payments Upon Termination Based on Our Best Interest" on page 21.

Tax Considerations

Section 162(m) of the Code disallows a federal income tax deduction to public companies for compensation greater than $1 million paid in any tax year to covered executive officers.

As a general matter, while tax deductibility is one of several relevant factors considered by the Committee in determining compensation, we believe that the tax deduction limitation imposed by Section 162(m) should not compromise our access to compensation arrangements that will attract and retain a high level of executive talent. Accordingly, the Committee and our Board will take into consideration a multitude of factors in making executive compensation decisions and may approve executive compensation that is not tax deductible.

Clawback Policy

We adopted a compensation recoupment policy with respect to certain annual incentive payments or long-term incentive payments that may be received by an executive officer, where the payment would be predicated upon achieving certain financial results that were subsequently the subject of a restatement of our financial statements, and a lower payment would have been made to the executive based upon the restated financial results. In such a case, the Board has the authority to seek to recover from the executive officer the amount by which the officer's incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

Share Ownership Guidelines

We do not have share ownership requirements for our executive officers.

Role of Executive Officers in the Compensation Process

The elements of executive compensation are discussed at meetings of the Compensation Committee and the Board, with significant input from our Chairman and our Chief Executive Officer. Base salary is generally determined annually but may be determined for a multi-year period at the time employment agreements are negotiated with our executive officers. Cash incentive compensation and other bonuses and forms of stock-based compensation are discussed from time to time, but there is no set schedule for making determinations regarding these types of compensation. The Committee and the Board retain considerable flexibility in deciding when to address these matters. In making its compensation decisions, the Board will usually seek input from the executive officers. However, the Board makes the final decisions on the compensation of our Chief Executive Officer and on equity awards to our executive officers, and the Committee makes the final decisions on other compensation to our executive officers. The Committee is authorized to utilize compensation consultants. Neither the Committee nor the Board utilized a compensation consultant regarding 2023 executive compensation.

Shareholder Approval of the Company's Compensation Programs

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires that we provide you with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in our proxy statement in accordance with applicable regulations. At our 2017 annual meeting, our shareholders approved our proposal to provide you with this opportunity once every three years. Accordingly, at our 2023 annual meeting, shareholders overwhelmingly approved the say-on-pay resolution presented at the meeting; more than 98% of the shares represented in person or by proxy at the meeting, and more than 97% of votes cast, voted to approve our executive compensation. The Compensation Committee and the Board reviewed these voting results and, given the strong level of support, did not make any changes to our executive compensation program or principles in response to the vote. The next shareholder vote on say-on-pay is scheduled for 2026. Separately, we are required at least once every six years to conduct an advisory shareholder vote on the frequency of the say-on-pay vote. Since we last held an advisory vote on the frequency of the say-on-pay resolution in 2023, the next shareholder vote on the frequency of our say-on-pay vote is scheduled for 2029.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the compensation discussion and analysis included in this proxy statement. Based on the review and discussion, the Committee recommended to the Board that the compensation discussion and analysis be included in this proxy statement for filing with the SEC.

Compensation Committee Members

Matthew T. Moroun, Chairman
Tim Phillips

COMPENSATION TABLES

Summary Compensation Table

The following table sets forth information for the fiscal years ended December 31, 2023, 2022, and 2021 concerning the compensation of our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Tim Phillips *Chief Executive Officer and President*	2023	601,950	378,000	252,007	133	1,232,090
	2022	559,269	588,000	-	133	1,147,402
	2021	500,032	500,000	-	133	1,000,165
Jude Beres *Chief Financial Officer and Treasurer*	2023	503,373	246,000	232,887	133	982,393
	2022	479,375	349,315	-	133	828,823
	2021	456,521	415,000	-	133	871,654

(1) The amounts shown for 2023 represent discretionary cash bonuses paid in March 2024. The amounts shown for 2022 represent discretionary cash bonuses paid in March 2023. The amount shown for 2021 represent discretionary cash bonuses payable in equal installments of 20% during each of the five succeeding years starting in 2022, subject to the recipient's continued employment with us.

(2) The amounts in the stock awards columns relate to time-based restricted stock awards granted in the year represented by the applicable row of the table. The dollar amounts reported represent the fair value of the awards on the grant dates, excluding the effect of estimated forfeitures, as computed in accordance with FASB Topic 718. Assumptions used in the valuation are discussed in Note 14, "Stock Based Compensation," to the Financial Statements included in Item 15 of our Annual Report on Form 10-K for the year ended December 31, 2023.

(3) The amounts shown represent term life insurance premiums.

Employment Agreements

Tim Phillips. Under our employment agreement with Mr. Phillips, we agreed to pay him an annual salary. Effective December 5, 2022, Mr. Phillips' base salary was increased to $600,028. The employment agreement also contemplates a restricted stock award of 60,000 shares, which vests in installments of 20,000 shares on January 10, 2024 and January 10, 2026, and installments of 10,000 shares on January 10, 2027 and January 10, 2028. Vesting is subject to his continued employment with the Company. The employment agreement includes provisions regarding termination of employment and non-competition, non-solicitation, and confidentiality obligations to the Company.

Jude Beres. The Company does not have a written employment agreement with Mr. Beres. Effective March 20, 2023, Mr. Beres' annual base salary was increased to $509,444.

Our executive officers may participate in bonus and other incentive plans that are approved from time to time by our Board or Compensation Committee. The executive officers are also entitled to any fringe benefits that we may provide for our employees in the normal course of our business.

Salary and Bonus Compared to Total Compensation

We have not established a proportion that salary and bonus should be of our executive officers' total compensation. With respect to Mr. Phillips in 2023, his base salary and discretionary cash bonus constituted 48.9% and 30.7% of his total compensation, respectively. For Mr. Beres in 2023, his base salary and discretionary cash bonus constituted 51.2% and 25.0% of his total compensation, respectively.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information as of December 31, 2023, regarding outstanding equity awards for each of the named executive officers.

| | Option Awards | | | | | Stock Awards | | | |
| | | | | | | | | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)		
Tim Phillips….	-	-	-	-	-	69,134 [2]	1,937,135	-	-
Jude Beres …..	-	-	-	-	-	13,441 [3]	376,617	-	-

(1) Based on the closing market price of $28.02 per share of our common stock as reported on the NASDAQ Global Market on December 29, 2023.

(2) Includes an award of 60,000 shares that vests in installments of 20,000 shares on January 10 in 2024 and 2026 and installments of 10,000 shares on January 10 in 2027 and 2028. Also includes an award of 9,134 shares that vests in four 25% installments on March 15 in 2024 through 2027.

(3) Includes an award of 5,000 shares that vests on February 20, 2024 and an award of 8,441 shares that vests in four 25% installments on March 15 in 2024 through 2027.

Stock Vested in 2023

The following table contains information about restricted stock awards vested by each of our named executive officers during 2023.

| | Option Awards | | Stock Awards | |
Name	Number of shares acquired on exercise	Value realized on exercise ($)	Number of shares acquired on vesting	Value realized on vesting ($) (1)
Tim Phillips	-	-	2,500	70,050
Jude Beres...	-	-	2,500	70,050

(1) The value is based on the closing market price of $28.02 per share of our common stock on December 29, 2023 as reported on the NASDAQ Global Market.

Potential Payments Upon Termination or Change In Control

Generally, the employment agreements that we enter into with our named executive officers provide for payments that may be made to them following termination of their employment. We discuss below and quantify in the tables that follow the potential payments under our employment agreement with our chief executive officer and the other payments to which our named executive officers would have been entitled upon termination as of December 31, 2023. We do not currently have an employment agreement in place for Mr. Beres, and we do not have any agreements or plans that provide for payments to any of our named executive officers based on the occurrence of a change in control of the Company.

No Payments If There Is a Termination for Just Cause

In the event that one of our named executive officers is terminated for just cause, including conviction of a crime, moral turpitude, gross negligence in the performance of duties, intentional failure to perform duties, insubordination, or dishonesty, we would have no obligation to pay base salary, bonuses or benefits beyond the last day worked.

Payments Upon Death

In the event of the death of one of our named executive officers, we would pay the executive officer his base salary through the date of death.

Payments Upon Disability

In the event that a named executive officer becomes disabled and is unable to perform his duties, we may terminate his employment. If Mr. Phillips' employment had been terminated due to disability, he would have been entitled to receive his base salary and benefits for three months following the date of disability, plus any bonus earned but not yet paid. We would pay the remaining bonus amounts in one or more installments on the dates contemplated at the time of the awards.

Payments Upon Termination Based on Our Best Interest

In the event that a named executive officer is terminated by our board of directors based upon a determination that such action would serve the Company's best interest, we would generally have no obligation to pay base salary or benefits beyond the last day worked. However, Mr. Phillips would have been entitled to receive his base salary and COBRA benefits for a period of 12 months following the termination of his employment, subject to his execution of a separation agreement with the Company within 21 days.

Payments Upon Resignation, Including Retirement

Mr. Phillips had the right to resign by providing three months' written notice of his intent to resign. Following such notice, we were entitled to terminate his employment before the end of the three-month notice period. In the event Mr. Phillips resigned with the required three months' notice or was terminated following such notice, Mr. Phillips would have been entitled to receive his base salary and COBRA benefits through the end of the three-month notice period. Upon retirement, a named executive officer would also be entitled to receive any bonus amounts earned, but not yet paid. We would pay the remaining bonus amounts in one or more installments on the dates contemplated at the time of the awards.

Employee Obligations

Under his employment agreement, Mr. Phillips agreed not to compete with, or solicit or retain business that is competitive with, our business, or that of specified affiliates of our chairman of the board, Mr. Matthew T. Moroun, for 12 months after his employment with us terminates. Mr. Phillips also agreed that he will not for two years after his employment with us terminates encourage, solicit or otherwise attempt to persuade any of our employees or any employees of the specified affiliates to leave our employment or employment with the specified affiliates. If Mr. Phillips hires one of our employees, he must pay us 30% of the employee's first year's gross compensation. Under the employment agreement, Mr. Phillips also agreed to maintain the confidentiality of our proprietary information.

Stock Awards

Unvested shares of restricted stock are generally forfeited at the time of termination. However, certain awards of restricted stock to our named executive officers contain provisions under which the unvested shares will either continue to vest or automatically vest upon a termination due to death, disability, termination without cause, retirement after reaching a specified age or in other circumstances at the discretion of the board of directors or the compensation committee. Our restricted stock bonus award agreements with Mr. Phillips provides that, subject to his compliance with the covenants in his employment agreement that survive his retirement, any unvested shares of restricted stock granted under the agreement will continue to vest in accordance with the agreement's vesting schedule if Mr. Phillips' continued service with us terminates due to his voluntary retirement after he reaches the age of 62.

Phillips Employment Agreement

We entered into an employment agreement with Mr. Phillips on January 10, 2020. Mr. Phillips has agreed not to compete with, or solicit or retain business that is competitive with, our business or that of specified affiliates for a period of six months after Mr. Phillips' employment with us terminates. In the event that Mr. Phillips is terminated in the best interest of the Company, the duration of his covenant not to compete can be extended for one year, in which case Mr. Phillips will be entitled to receive a base salary for a period of 12 months. Mr. Phillips has also agreed that he will not, for a period of 24 months after termination, encourage, solicit or otherwise attempt to persuade any of our employees or any employees of the specified affiliates to leave our employment or employment with the specified affiliates. If Mr. Phillips hires, directly or indirectly, an employee from us or a specified affiliate during the restricted period, Mr. Phillips has agreed to pay us or our affiliate 30% of the employee's first year's gross compensation. Under his employment agreement, Mr. Phillips has also agreed to maintain the confidentiality of our proprietary information.

Table of Payments Upon Termination of Employment

The following tables provide information regarding amounts payable to each of our named executive officers for 2023 in connection with the termination of his employment. The amounts shown assume that termination of employment was effective as of December 31, 2023, the last business day of our 2023 fiscal year, and include estimates of the amounts that would have been paid. Except as indicated below, amounts payable under employment agreements would be paid in equal installments pursuant to the Company's regularly scheduled payrolls. The actual amounts would only be determined upon an officer's termination of employment.

| | **Tim Phillips** | | | | | |
Benefits and Payments Upon Termination	Just Cause ($)	Death ($)	Disability ($)	Best Interest of the Company ($)(1)	Resignation ($)(2)	Retirement ($)
Base Salary	-	-	150,007	600,028	150,007	150,007
Continuation of Medical and Dental Benefits (3)	-	-	3,935	15,740	-	-
Continuation of Cash Bonus Awards (4)	-	-	288,000	-	-	288,000
Acceleration of Restricted Stock Awards (5)	-	-	-	-	-	-
Total:	-	-	441,942	615,768	150,007	438,007

(1) Mr. Phillips is entitled to receive his base salary and benefits for a period of 12 months following termination in the best interest of the Company.

(2) Assumes we would have terminated employment immediately following receipt of notice of intent to resign.

(3) Represents value of COBRA payments to which Mr. Phillips would have been entitled.

(4) Upon disability or retirement, Mr. Phillips is entitled to receive any discretionary cash bonus amounts earned but not yet paid. We would pay the remaining bonus amounts in one or more installments on the dates contemplated at the time of the awards.

(5) Accelerated vesting of any unvested restricted stock awards following voluntary retirement is contingent on Mr. Phillips reaching age 62.

| | Jude Beres | | | | | |
Benefits and Payments Upon Termination	Just Cause ($)	Death ($)	Disability ($)	Best Interest of the Company ($)	Resignation ($)	Retirement ($)
Base Salary	-	-	-	-	-	-
Continuation of Medical and Dental Benefits	-	-	-	-	-	-
Continuation of Cash Bonus Awards (1)	-	-	-	-	-	465,000
Acceleration of Restricted Stock Awards	-	-	-	-	-	-
Total:	-	-	-	-	-	465,000

(1) Upon retirement, Mr. Beres is entitled to receive any discretionary cash bonus amounts earned but not yet paid. We would pay the remaining bonus amounts in one or more installments on the dates contemplated at the time of the awards.

Pension Benefits Table

We do not offer, and the named executive officers did not participate in, any pension plan during any period while employed by us.

Non-Qualified Deferred Compensation

We do not offer, and the named executive officers did not participate in, any non-qualified deferred compensation programs during the fiscal year ended December 31, 2023.

Pay-Ratio Disclosure

The following information relates to the relationship of the annual total compensation of our employees to the annual total compensation of our chief executive officer ("CEO") for 2023 as calculated in accordance with Regulation S-K.

We provide fair and equitable compensation to our employees through a combination of competitive base pay, incentives, retirement plans, and other benefits. We are disclosing the following pay ratio and supporting information, which compares the annual total compensation of our employees other than our CEO (including full-time, part-time, seasonal and temporary employees) and the annual total compensation of our CEO as required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2023, our last completed fiscal year:

- The median annual total compensation of all employees other than our CEO was $56,157.

- The total compensation of our CEO was $1,232,090.

Based on this information, the ratio of the annual total compensation of our CEO to the median annual total compensation of all employees was 22 to 1.

Our median employee was originally determined as of December 31, 2022. For 2023, we used the same median employee, as there has been no change in our employee population or employee compensation arrangements that we believe would significantly impact the pay ratio disclosure.

We calculated our median employee's annual total compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in that employee's annual total compensation of $56,157. The median employee's annual total compensation includes salary, wages, and tips as reflected in our payroll records. During this analysis, we annualized the compensation for employees hired during the year. We excluded equity awards and bonus payments from our compensation measure because we did not widely distribute such awards and bonuses to our employees. We identified our median employee using this compensation measure, which was consistently applied to all our employees included in the calculation.

Pay Versus Performance Table

The following table sets forth information for the fiscal years ended December 31, 2023, 2022, 2021, and 2020 concerning the compensation of our named executive officers relative to our performance.

Year	Summary Compensation Table Total for CEO (1)	Compensation Actually Paid to CEO (2)	Average Summary Compensation Table Total for Non-CEO NEOs (3)	Average Compensation Actually Paid to Non-CEO NEOs (2)(3)	Value of Initial Fixed $100 Investment Based On:		Net Income	Operating Margin (7)
					Total Shareholder Return (4)	Peer Group Total Shareholder Return (5)		
2023	1,232,090	908,818	982,393	956,923	157	131	92,901,000	8.8%
2022	1,147,402	2,055,927	828,823	935,448	185	98	168,632,000	11.9%
2021	1,000,165	896,040	871,654	862,679	103	120	73,733,000	5.9%
2020	2,067,833	2,186,333	904,712	931,262	110	106	48,132,000	5.8%

(1) Total compensation of Mr. Phillips, our CEO, for all periods presented.

(2) SEC rules require certain adjustments be made to the Summary Compensation Table totals to determine "compensation actually paid." The Reconciliation of Compensation Actually Paid Adjustments table below details the applicable adjustments that were made to determine "compensation actually paid."

(3) Since Jude Beres, our CFO, is our only non-CEO named executive officer, the dollar amounts reported for the non-CEO NEOs represent amounts for Mr. Beres for all periods presented. The Reconciliation of Compensation Actually Paid Adjustments table below details the applicable adjustments that were made to determine "compensation actually paid."

(4) Total shareholder return is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our stock price at the end and the beginning of the measurement period by our stock price at the beginning of the measurement period.

(5) The peer group used by the Company consists of the companies used in the Company's performance graph as required by Item 201(e) of Regulation S-K and reported in Part II, Item 5 of its annual report on Form 10-K for the fiscal year ended December 31, 2023, namely the Nasdaq Transportation Index.

(6) Operating margin is calculated as income from operations divided by total revenues, as included in our annual financial statements.

Year	Summary Compensation Table "Total" Column ($)	Subtract Summary Compensation Table "Stock Awards" Column ($)	Add Year-End Fair Value of Unvested Equity Awards Granted in Year ($)	Add / (Subtract) Year Over Year Change in Fair Value of Unvested Equity Awards Granted in Prior Years ($)	Add / (Subtract) Year Over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in Year ($)	Compensation Actually Paid ($)
CEO						
2023	1,232,090	(252,007)	255,935	(325,200)	(2,000)	908,818
2022	1,147,402	-	-	911,250	(2,725)	2,055,927
2021	1,000,165	-	-	(112,450)	8,325	896,040
2020	2,067,833	(1,129,200)	1,235,400	12,225	75	2,186,333
Non-CEO NEOs (1)						
2023	982,393	(232,887)	236,517	(27,100)	(2,000)	956,923
2022	828,823	-	-	109,350	(2,725)	935,448
2021	871,654	-	-	(17,300)	8,325	862,679
2020	904,712	(88,700)	102,950	12,225	75	931,262

(1) Since Jude Beres, our CFO, is our only non-CEO named executive officer, the dollar amounts reported for the non-CEO NEOs represent amounts for Mr. Beres for all periods presented.

Relationship between "Compensation Actually Paid" and Performance

The following graphs represent the relationship between the compensation "actually paid" as disclosed in the Pay vs. Performance Table and the Company TSR, Peer Group Index TSR, Net Income, and Operating Margin:









Most Important Financial Performance Measures for 2023

In our assessment, the most important financial performance measures we use to link compensation actually paid to the CEO and Non-CEO NEOs to Company performance for fiscal 2023 are:

- Operating Margin,
- Revenue Growth, and
- EBITDA Margin.

26

AUDIT-RELATED MATTERS

Audit Committee Report

Each current member of the Audit Committee is independent, as independence for our Audit Committee members is defined in the NASDAQ listing standards and the rules of the SEC.

The Audit Committee's primary purpose is to assist the Board of Directors in overseeing:

- the accounting and financial reporting process;

- audits of financial statements and internal control over financial reporting; and

- internal control and audit functions.

In fulfilling its responsibilities, the Audit Committee supervises the relationship between us and our independent auditor, including having direct responsibility for the auditor's appointment, compensation and retention, reviewing the scope of its audit services, and approving audit and permissible non-audit services. The Audit Committee reviews and discusses the annual and quarterly financial statements and reviews the activities of our internal audit function.

Management is responsible for the preparation, presentation and integrity of our financial statements and for the appropriateness of the accounting principles and reporting policies that are used. Management is also responsible for testing the system of internal controls and reporting to the Audit Committee on any significant deficiencies or material weaknesses that are found.

The Audit Committee discussed with Universal's independent registered public accounting firm, Grant Thornton LLP, who is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles, its judgments as to the quality and the acceptability of our financial reporting and such other matters as are required to be discussed with the Audit Committee under standards of the Public Company Accounting Oversight Board, including the matters required to be discussed pursuant to Auditing Standard 1301 (Communications with Audit Committees). The Audit Committee and Grant Thornton also reviewed management's assessment included in management's report on internal control over financial reporting and Grant Thornton's opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023.

The Audit Committee has discussed with Grant Thornton the firm's independence from management and us and has received from Grant Thornton the written disclosures and letter required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence). The Audit Committee has considered the compatibility of the provision of non-audit services with maintaining Grant Thornton's independence.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements in the annual report on Form 10-K for the year ended December 31, 2023, with both management and our independent registered public accounting firm. The Audit Committee's review included a discussion of the quality and integrity of the accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the financial statements.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the annual report on Form 10-K for the year ended December 31, 2023, for filing with the SEC.

Audit Committee Members

Richard P. Urban, Chairman
Grant E. Belanger
Daniel J. Deane

Audit Committee Approval Policies

The Audit Committee pre-approves audit services and non-audit services that are to be performed for us by our independent auditor. The Audit Committee has delegated authority to its chairman, or any two of its other members acting together, to approve, between meetings of the Audit Committee, audit services and permissible non-audit services. Approvals between meetings are required to be reported to the Audit Committee at its next meeting. In addition to there being engagement letters for audit services, the Audit Committee has determined that there should be an engagement letter for any non-audit services that are to be performed by the independent auditor. All of the services described in the table above were pre-approved by the Audit Committee or by the chairman of the Audit Committee under the authority delegated by the Audit Committee.

Services Provided by Outside Auditors

The following table shows the fees for professional services of Grant Thornton for audit and other services they provided to us for 2023 and 2022.

	2023	2022
Audit Fees (1)	$ 735,075	$ 599,737
Audit-Related Fees (2)	63,000	54,000
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$ 798,075	$ 653,737

(1) Includes fees billed for professional services for the audit of our financial statements included in our annual report on Form 10-K, and reviews of our financial statements included in our quarterly reports on Form 10-Q. This category also includes fees for services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagement, including consents issued in connection with SEC filings.

(2) Other fees for 2023 and 2022 related to fees charged for services regarding a separate audit of a group of subsidiaries and supplemental opinions required in connection with the Company's credit facilities.

PROPOSALS TO BE PRESENTED AT THE MEETING

Proposal No. 1: Election of Directors

Our board of directors has nominated for election at the Annual Meeting each of the following persons to serve until the 2024 Annual Meeting of Shareholders or until their successors are duly elected and qualified:

Grant E. Belanger
Frederick P. Calderone
Daniel J. Deane
Clarence W. Gooden
Marcus D. Hudson
Matthew J. Moroun
Matthew T. Moroun
Timothy Phillips
Michael A. Regan
Richard P. Urban
H. E. Scott Wolfe

Unless otherwise instructed, the persons named as proxies intend to vote all proxies received for the election of the 11 director nominees. All of the nominees have indicated their willingness to serve on the Board. If any nominee should become unwilling or unavailable to serve, our Board may select a substitute nominee, and in that event the proxies intend to vote all proxies for the person selected. If a substitute nominee is not selected, the proxies intend to vote for the election of the remaining nominees. Our Board has no reason to believe that any of the nominees will become unavailable to serve.

Our Board of Directors unanimously recommends a vote <u>FOR</u> the election of each of the nominees listed above to our Board of Directors.

Proposal No. 2: Approval of the 2024 Equity Incentive Plan

Introduction

We are asking shareholders to approve our 2024 Equity Incentive Plan (the "2024 Plan") at the Annual Meeting. The 2024 Plan was approved by our Board on February 14, 2024 subject to the approval of our shareholders. Our Board recommends that the shareholders vote for approval of the Plan.

Our Amended and Restated 2014 Equity Incentive Plan expires in April of 2024, after which no further awards may be granted under that plan. The approval by our shareholders of the 2024 Plan will allow us to continue to grant incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and unrestricted common stock to our employees, officers and directors, as well as consultants and advisors. We believe that our ability to grant this broad array of equity incentives is critical to secure, retain and incentivize our talented service providers and to respond to market conditions and best practices.

We are seeking approval for 750,000 shares to be available for issuance under the 2024 Plan. We believe that 750,000 shares under the 2024 Plan will be sufficient to fund our equity compensation needs for the duration of the plan based on historical grant practices. We also believe our future success depends, in large part, upon our ability to maintain a competitive position in attracting, retaining and motivating persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and incentives that are intended to align their interests with those of the Company's shareholders. Without shareholder approval of the 2024 Plan, we will no longer be able to make grants of equity-based compensation awards.

Accordingly, the Board believes that approval of the 2024 Plan is in the best interests of the Company and its shareholders.

Description of the 2024 Plan

The following summary of the material terms of the 2024 Plan is not complete and is qualified in its entirety by reference to the full text of the Plan, which is set forth in Appendix A to this proxy statement and incorporated by reference into this proposal.

The 2024 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and unrestricted common stock, each as described below (collectively, "Awards").

Eligibility to Receive Awards. Employees, officers, directors, consultants and advisors of the Company and any of its present or future parent or subsidiary corporations are eligible to be granted Awards under the 2024 Plan. Under present law, however, incentive stock options may only be granted to employees of the Company and its subsidiary corporations.

Shares Available. Subject to adjustment in connection with changes in capitalization and reorganization and change in control events, the maximum aggregate number of shares that may be issued under the 2024 Plan is 750,000 shares of our common stock. Shares subject to Awards granted under the 2024 Plan that expire unexercised or are forfeited, will become available for future grant under 2024 Plan. However, shares used to pay the exercise price of an Award or to satisfy the tax withholding obligations related to an Award will not become available for future grants under the 2024 Plan. To the extent that an Award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2024 Plan. The shares of common stock available for issuance under the 2024 Plan may be authorized but unissued or reacquired shares of our common stock.

In connection with a merger or consolidation of an entity with us or our acquisition of property or stock of an entity, the administrator may grant awards under the 2024 Plan in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof, on such terms consistent with the provisions of the 2024 Plan, that provide the recipient with benefits substantially similar to those provided to the recipient under the existing award which such substitute award is intended to replace. Any such substitute award shall not count against the share limits described above, except as required by reason of Section 422 and related provisions of the Code but shall be available under the 2024 Plan by virtue of the Company's assumption of the plan or arrangement of the acquired company or business.

Administration. The 2024 Plan is administered by our Board, which, at its discretion or as legally required, may delegate such administration to our Compensation Committee or one or more additional committees. The Board has authorized the Compensation Committee to administer certain aspects of the 2024 Plan, including the granting of Awards to executive officers. In addition, subject to any requirements of applicable law, the Board may delegate to one or more of our officers the power to grant Awards (subject to any limitations under the 2024 Plan) to our employees or officers and to exercise such other powers under the 2024 Plan as the Board may determine. The Board will fix the terms of any Awards to be granted by officers, the maximum number of shares subject to Awards that the officers may grant, and the time period in which such Awards may be granted. No officer will be authorized to grant Awards to any "executive officer" as defined by Rule 3b-7 under the Exchange Act or to any "officer" as defined by Rule 16a-1 under the Exchange Act.

Subject to the provisions of our 2024 Plan, the administrator has the power to determine fair market value, select the recipients of Awards, determine the number of shares to be covered by each Award, approve forms of Award agreements for use under the 2024 Plan, determine the terms and conditions, not inconsistent with the terms of the 2024 Plan, of any Award including, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the shares relating thereto, based in each case on such factors as the administrator will determine. The administrator also has the power to construe and interpret the terms of the 2024 Plan and Awards granted pursuant to it, prescribe, amend and rescind rules and regulations relating to the plan, including rules and regulations established for the purpose of satisfying applicable foreign laws, for qualifying for favorable tax treatment under applicable foreign laws or facilitating compliance with foreign laws and the creation of sub-plans for any of these purposes, modify or amend each Award (subject to the terms of the 2024 Plan), determine the manner in which participants satisfy withholding tax obligations relating to Awards, authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the administrator, allow a participant to defer the receipt of the payment of cash or the delivery of shares that would otherwise be due to such participant under an Award, and make all other determinations deemed necessary or advisable for administering the plan. The administrator's decisions, determinations and interpretations will be final and binding on all participants and any other holders of Awards.

Awards.

Incentive Stock Options and Nonstatutory Stock Options. The administrator may grant incentive or nonstatutory stock options under our 2024 Plan, provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, check, promissory note (to the extent permitted by applicable law), shares (subject to certain requirements), consideration received by us under a broker-assisted (or other) cashless exercise program implemented by us in connection with the 2024 Plan, for nonstatutory stock options only, by net exercise and/or by such other consideration or method of payment to the extent permitted by applicable law. Subject to the provisions of our 2024 Plan, the administrator determines the remaining terms of the options, for example, the vesting provisions. After the termination of the services of an employee, director or consultant, the option may be exercised, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2024 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2024 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such Awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The maximum term of a stock appreciation right and terms on which a stock appreciation right may be exercised following a termination of service as an employee, director or consultant are the same as those described for options above. The specific terms will be set forth in an Award agreement.

Restricted Stock. Restricted stock may be granted under our 2024 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator or continued service. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards will have voting rights with respect to such shares upon grant without regard to vesting unless the administrator provides otherwise. Any dividend or other distribution declared and paid by us with respect to a share of restricted stock shall be paid to the participant only if and when such shares of restricted stock become free from any applicable restrictions on transferability and forfeitability. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an Award agreement. Unless we determine otherwise, shares of restricted stock are held by us as escrow agent until the applicable restrictions have lapsed.

Restricted Stock Units. Restricted stock units may be granted under our 2024 Plan as determined in the discretion of the administrator. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service, and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator may provide that a grant of restricted stock units may provide the participant with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of our common stock. Any such dividend equivalents may be settled in cash or shares of our common stock and will be subject to the same restrictions on transfer and forfeitability as the restricted stock units with respect to which such dividend equivalents are awarded. The administrator determines in its sole discretion whether an Award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an Award agreement. On the date set forth in the applicable Award agreement all unearned restricted stock units are forfeited to us.

Performance Units and Performance Shares. Performance units (which are Awards that may be settled for cash, stock or other securities, or a combination thereof) and performance shares (which are Awards denominated in shares) may be granted under our 2024 Plan. Performance units and performance shares are Awards that will result in a payment to a participant only if performance goals established by the administrator are achieved and any other applicable vesting provisions are satisfied. Performance units have an initial dollar value established by the administrator prior to the grant date, and performance shares have an initial value equal to the fair market value of our common stock on the grant date. The administrator will establish performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and value of performance units and performance shares to be paid out to participants. The time period during which the performance objectives or other vesting provisions must be met is the "performance period" of the applicable performance unit or performance share award. In no event will dividends or dividend equivalents be paid with respect to unvested performance units or performance shares prior to the time of vesting of the underlying performance units or performance shares, with respect to which the dividend or dividend equivalent is accrued.

For purposes of the performance units and performance shares, performance goals will be established by the administrator on the basis of targets to be attained with respect to performance measures established by the administrator, which can include the following measures of business or financial performance, which may be determined pursuant to generally accepted accounting principles ("GAAP") or on a non-GAAP or other basis, in each case, as determined by the administrator:

- total revenue;
- fuel surcharge revenue;
- revenue, excluding fuel surcharge;
- operating income;
- operating ratio;
- income or earnings before taxes, interest, depreciation and/or amortization;
- income or earnings from continuing operations;
- effective tax rates;
- cash taxes;
- net income;

31

- pre-tax income or after-tax income;

- operating expenses, or any component expense thereof;

- financing or capital transactions;

- gross margin;

- operating margin or profit margin;

- capital expenditures, cost targets, and expense management;

- total assets;

- return on assets (gross or net), return on investment, return on capital, or return on shareholder equity;

- cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital;

- stock price or total shareholder return;

- earnings or book value per share (basic or diluted);

- economic value created;

- pre-tax profit or after-tax profit;

- freight rates or any other customer pricing measure;

- customer growth, retention or diversification;

- goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions;

- changes in revenue equipment counts or utilization;

- goals relating to human capital management, including but not limited to driver or other employee recruiting, retention or turnover, results from employee surveys, employee safety, employee accident and/or injury rates, headcount, performance management, or completion of employee training initiatives;

- goals relating to transportation safety measures, ratings, incidents or initiatives;

- goals related to equipment maintenance; and

- key regulatory objectives.

The administrator may specify that such performance measures shall be adjusted to exclude any one or more of:

- extraordinary items;

- gains or losses on the dispositions of assets;

- the cumulative effects of changes in accounting principles;

- the writedown of any asset;

- unusual and/or infrequent events impacting Company performance; and

- any other events affecting the Company.

As determined in the discretion of the administrator, the performance measures for any performance period may (a) differ from participant to participant and from Award to Award, (b) be based on the performance of the Company as a whole or the performance of a specific participant or one or more subsidiaries, divisions, departments, regions, locations, segments, functions or business units of the Company, (c) be measured on a per share, per truck, trailer or other revenue equipment unit, per mile, per lane, per customer, per employee, and/or other objective or subjective basis, (d) be measured on a pre-tax or after-tax basis, and (e) be measured on an absolute basis or in relative terms (including, but not limited to, the passage of time and/or against other companies, financial metrics and/or an index). Without limiting the foregoing, the administrator shall adjust any performance criteria, performance measures or other feature of an Award that relates to or is wholly or partially based on the number of, or the value of, any stock of the Company to reflect any stock dividend or split, repurchase, recapitalization, combination, or exchange of shares or other similar changes in such stock, and may take into account other factors (including subjective factors).

After the applicable performance period of a performance award has ended, the holder of such Award will be entitled to receive a payout of the number of performance units or performance shares earned by the participant over the performance period, to be determined as a function of the extent to which the corresponding performance goals or other vesting provisions have been achieved. Notwithstanding any provision of the 2024 Plan, the administrator may adjust downwards the cash or number of shares payable pursuant to a performance award if it determines, in its sole discretion, that such adjustment is appropriate.

The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof. The specific terms will be set forth in an Award agreement. On the date set forth in the applicable Award agreement, all unearned or unvested performance units or performance shares will be forfeited to the Company.

<u>Unrestricted Common Stock</u>. The administrator may also grant awards of unrestricted common stock, in such amounts and on such terms as it determines, subject to the terms and conditions set forth in the 2024 Plan. Awards of unrestricted common stock would vest immediately and would not be subject to any restricted period. Except as required by applicable laws, no payment would be required for shares of unrestricted common stock. The Company would issue, in the name of each Participant to whom unrestricted shares are granted, the total number of shares granted to the participant as soon as reasonably practicable after the grant date or on such later date as the Committee determines at the time of grant.

No Repricing or Purchases of Underwater Options Without Shareholder Approval. Unless approved by our shareholders (except as provided under the 2024 Plan in connection with certain changes in capitalization and reorganizations), (i) options and stock appreciation rights issued under the 2024 Plan shall not be amended to lower their exercise price, (ii) options and stock appreciation rights issued under the 2024 Plan will not be exchanged for other options or stock appreciation rights with lower exercise prices, (iii) options and stock appreciation rights issued under the 2024 Plan with an exercise price in excess of the fair market value of the underlying shares will not be exchanged for cash or other property, and (iv) no other action shall be taken with respect to options or stock appreciation rights that would be treated as a repricing under the rules of the principal stock exchange or market system on which our shares are listed.

Transferability of Awards. Unless the administrator provides otherwise, an Award granted under our 2024 Plan may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution, and only the recipient of an option or stock appreciation right may exercise such an Award during his or her lifetime.

Limit Applicable to Non-employee Directors. The maximum aggregate value (calculated, for Awards granted under the 2024 Plan, based on the grant date fair value for financial reporting purposes) of all compensation granted or paid, as applicable, in any fiscal year, including Awards and cash compensation, to any individual non-employee director may not exceed $750,000; provided, however, that our Board may make exceptions to this limit for any non-employee director in extraordinary circumstances, as the Board may determine in its sole discretion, provided that the non-employee director who is granted or paid such additional compensation may not participate in the decision to grant or pay such additional compensation.

New Plan Benefits. The granting of Awards under the 2024 Plan is discretionary and will depend on the actions of the administrator. Therefore, it is not possible to determine the number or type of awards to be granted in the future to any particular person or group if our shareholders approve the 2024 Plan. Information regarding our recent practices with respect to annual incentive awards and stock-based compensation under existing plans is presented in the "Summary Compensation Table," the "Grants of Plan-Based Awards in Fiscal 2023" table and the "Outstanding Equity Awards at Fiscal Year End" table found elsewhere in this proxy statement.

Fair Market Value of Shares. On March 8, 2024, the last reported sale price of our common stock on the NASDAQ Global Market was $37.60.

Changes in Capitalization and Reorganization Events. In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend) or reclassification of the shares, subdivision of the shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of shares of our common stock or other securities of the Company or other significant corporate transaction, or if another change affecting our shares of common stock occurs, to prevent diminution or enlargement of the benefits or potential benefits available under the 2024 Plan, the administrator will, in a manner it deems equitable, make adjustments to one or more of the number and class of shares that may be delivered under the 2024 Plan or the number, class and price of shares covered by each outstanding Award, the numerical share limits and the share counting provisions contained in the 2024 Plan. In the event of our proposed winding up, liquidation or dissolution, the administrator will notify participants as soon as practicable prior to the effective date of the proposed transaction and all unexercised Awards will terminate immediately prior to the consummation of such proposed transaction.

Change in Control Events. Our 2024 Plan provides that, except as set forth in an Award agreement, to the extent the successor corporation in a merger or change in control, as such term is defined under the 2024 Plan, does not assume or substitute an equivalent Award for any outstanding award under the 2024 Plan, then such Award will fully vest, all restrictions on such Award will lapse, all performance goals or other vesting criteria applicable to such Award will be deemed achieved at 100% of target levels, and all other terms and conditions deemed met. In addition, if an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that the option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right will terminate upon the expiration of such period.

Plan Amendment, Termination. The Board has the authority to amend, suspend or terminate the 2024 Plan at any time. However, no amendment, alteration, suspension or termination of the 2024 Plan may impair the rights of any participant, unless mutually agreed otherwise, in a written signed agreement between the participant and the administrator. The 2024 Plan requires that we obtain shareholder approval of any plan amendment to the extent necessary and desirable to comply with applicable laws and the rules of any stock exchange or quotation system on which shares of our common stock are listed or quoted. If approved by our shareholders at the Annual Meeting on April 24, 2024, our 2024 Plan will automatically terminate on April 24, 2034, unless we terminate it sooner.

Federal Income Tax Consequences. The following is a summary of the United States federal income tax consequences that generally will arise with respect to Awards granted under the 2024 Plan. This summary is based on the income federal tax laws in effect as of the date of this proxy statement. In addition, this summary assumes that all Awards are exempt from, or comply with, the rules under Section 409A of the Code regarding nonqualified deferred compensation. Changes to these laws or assumptions could alter the tax consequences described below.

Incentive Stock Options. A participant will not have income upon the grant of an incentive stock option. Also, except as described below, a participant will not have income upon exercise of an incentive stock option if the participant has been employed by us or our corporate parent or 50% or more-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, then the participant will be taxed as described below under "Nonstatutory Stock Options." The exercise of an incentive stock option may subject the participant to the alternative minimum tax.

A participant will have income upon the sale of the stock acquired under an incentive stock option at a profit if sales proceeds exceed the exercise price. The type of income will depend on when the participant sells the stock. If a participant sells the stock more than two years after the option was granted and more than one year after the option was exercised, then all of the profit will be long-term capital gain. If a participant sells the stock prior to satisfying these waiting periods, then the participant will have engaged in a disqualifying disposition and a portion of the profit will be ordinary income and a portion may be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term. If a participant sells the stock at a loss (i.e., sales proceeds are less than the exercise price), then the loss will be a capital loss. This capital loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Nonstatutory Stock Options. A participant will not have income upon the grant of a nonstatutory stock option. A participant will have compensation income upon the exercise of a nonstatutory stock option equal to the fair market value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the fair market value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Stock Appreciation Rights. A participant will not have income upon the grant of a stock appreciation right ("SAR"). A participant generally will recognize compensation income upon the exercise of an SAR equal to the amount of the cash and the fair market value of any stock received. Upon the sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the SAR was exercised. This capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Awards. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely Section 83(b) election is made, then a participant will have compensation income equal to the fair market value of the stock less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the fair market value of the stock on the date of grant. If the participant does not make a Section 83(b) election, then when the stock vests the participant will have compensation income equal to the fair market value of the stock on the vesting date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the fair market value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Units. A participant will not have income upon the grant of a restricted stock unit ("RSU"). A participant is not permitted to make a Section 83(b) election with respect to an RSU award. Upon distribution of vested stock subject to the RSU, the participant will have income in an amount equal to the fair market value of the stock on such date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the distribution date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Performance Units/Performance Shares. The tax consequences associated with any performance unit or performance share awards granted under the 2024 Plan will vary depending on the specific terms of such Award. Among the relevant factors are whether or not the Award has a readily ascertainable fair market value, whether or not the Award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the Award and the participant's holding period and tax basis for the Award or underlying common stock.

Unrestricted Common Stock. A participant will have income upon the grant of unrestricted shares of common stock. A participant will have compensation income equal to the fair market value of the stock on the day the participant receives the grant of shares. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the fair market value of the stock on the day the participant receives the shares. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Tax Consequences to Us. There will be no tax consequences to us with respect to Awards made under the 2024 Plan, except that we will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

Our Board of Directors unanimously recommends a vote <u>FOR</u> approval of the 2024 Plan.

Proposal No. 3: Ratification of Appointment of Independent Registered Accounting Firm

The firm of Grant Thornton LLP has been selected by our Audit Committee to serve as our independent registered public accounting firm for the year ending December 31, 2024.

Although the submission of this matter for approval by the shareholders is not legally required, the Board believes that such a submission follows sound business practice and is in the best interests of the shareholders.

If the appointment is not ratified by the holders of a majority of the shares present in person or by proxy at the annual meeting, we will consider the selection of another accounting firm. If such a selection were made, it may not become effective until 2025 because of the difficulty and expense of making such a substitution.

A representative of Grant Thornton is expected to attend the annual meeting and will be available to respond to appropriate questions. That representative will have the opportunity to make a statement if he or she so desires.

Our Board of Directors unanimously recommends a vote <u>FOR</u> the ratification of the appointment of Grant Thornton LLP as the Company's independent registered accounting firm for the 2024 calendar year.

<h1 style="text-align:center">OTHER MATTERS</h1>

We do not know of any matters to be brought before the meeting other than those described in this proxy statement. If any other matter properly comes before the meeting, the persons designated as proxies will vote on each such matter in accordance with their best judgment.

<h1 style="text-align:center">ADDITIONAL INFORMATION</h1>

Availability of Annual Report to Shareholders and Form 10-K

Additional information concerning us, including our financial statements, is provided in our 2023 Annual Report to Shareholders that accompanies this proxy statement. Our Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC, is available to shareholders who make a written request for it to our secretary, Steven Fitzpatrick, at our principal executive office, 12755 E. Nine Mile Road, Warren, Michigan 48089. Copies of exhibits filed with that report or referenced in it will be furnished to shareholders of record upon request and payment of our expenses in furnishing such documents. The Annual Report is also available on our website at www.universallogistics.com under the captions of "Investor Relations" and "Corporate Governance."

Shareholder Proposals for 2025 Annual Meeting

If you wish to submit a proposal to be considered at the 2025 annual meeting, you must comply with the following procedures. Any communication to be made to our secretary as described below should be sent to Secretary, Universal Logistics Holdings, Inc., 12755 E. Nine Mile Road, Warren, Michigan 48089.

Proxy Statement Proposal

If you intend to present a proposal for inclusion in our proxy statement for the 2025 annual meeting, you must give written notice to our secretary on or before December 1, 2024. The proposal must comply with SEC regulations under Rule 14a-8.

Matters for Annual Meeting Agenda

If you intend to bring a matter before next year's meeting, other than by submitting a proposal for inclusion in our proxy statement, our secretary must receive your notice no earlier than December 1, 2024 and no later than December 31, 2024. You must include a full description of each item, identify the name and address of the person proposing the item and, if different, provide the name and address of the shareholder on whose behalf the business is to be brought. You must also disclose the number of shares such person held of record, held beneficially, and that are represented by proxy as of the record date for the meeting and as of the date of the notice. If any item of business involves a nomination for director, you must provide all information regarding each nominee that would be required in a definitive proxy statement filed with the SEC pursuant to Section 14 of the Exchange Act, as well as the written consent of each such nominee to serve if elected. If so requested by us, you must also submit all other information required to be filed with the SEC if, with respect to the business proposed to be brought before the meeting, the person proposing such business was a participant in a solicitation subject to Section 14 of the Exchange Act.


By order of the board of directors,

/s/ Steven Fitzpatrick

STEVEN FITZPATRICK
Vice President – Finance and Investor Relations, Secretary


March 29, 2024

UNIVERSAL LOGISTICS HOLDINGS, INC.

2024 EQUITY INCENTIVE PLAN

1. <u>Purposes of the Plan</u>. The purposes of this Plan are (a) to attract and retain the best available personnel to ensure the Company's success and accomplish the Company's goals; (b) to incentivize Employees, Directors and Consultants with long-term equity-based compensation to align their interests with the Company's shareholders, and (c) to promote the success of the Company's business. The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units, Performance Shares and unrestricted Common Stock.

2. <u>Definitions</u>. As used herein, the following definitions will apply:

    a. "<u>Administrator</u>" means the Board or the Committee of the Board that will be administering the Plan, in accordance with Section 4 of the Plan.

    b. "<u>Affiliate</u>" means, at the time of determination, any Parent or Subsidiary of the Company.

    c. "<u>Applicable Laws</u>" means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

    d. "<u>Award</u>" means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares or unrestricted Common Stock.

    e. "<u>Award Agreement</u>" means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

    f. "<u>Beneficial Owner</u>" means the definition given in Rule 13d-3 and Rule 13d-5 of the Exchange Act.

    g. "<u>Board</u>" means the Board of Directors of the Company.

    h. "<u>Change in Control</u>" except as may otherwise be provided in an Award Agreement, means the occurrence of any of the following:

        i. The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if the Company's shareholders immediately prior to such merger, consolidation or reorganization cease to directly or indirectly own immediately after such merger, consolidation or reorganization at least a majority of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization; provided that any Person who (1) was a Beneficial Owner of the voting securities of the Company immediately prior to such merger or consolidation, and (2) is a Beneficial Owner of more than twenty percent (20%) of the securities of the Company immediately after such merger or consolidation, and (3) is not a Moroun Family Shareholder or any group in which a Moroun Family Shareholder is a member, shall be excluded from the list of "the Company's shareholders immediately prior to such merger, consolidation or reorganization" for purposes of the preceding calculation;

        ii. The consummation of the sale, transfer or other disposition of all or substantially all of the Company's assets (other than (x) to a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company or by one or more Moroun Family Shareholders, (y) to a corporation or other entity owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the common stock of the Company or (z) to a continuing or surviving entity described in Section 2(h)(i) in connection with a merger, consolidation or corporate reorganization which does not result in a Change in Control under Section 2(h)(i)); or

        iii. The consummation of any transaction as a result of which any Person or group (other than a Moroun Family Shareholder or any group in which any a Moroun Family Shareholder is a member) becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing at least fifty percent (50%) of the total voting power represented by the Company's then outstanding voting securities. For purposes of this subparagraph (iii), the term "Person" shall exclude: (1) a trustee or other fiduciary holding securities under an employee benefit plan of the

Company or an Affiliate of the Company; (2) a corporation or other entity owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the common stock of the Company; (3) the Company; (4) a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company; and (5) a trustee or receiver appointed for the purpose of a complete winding up, liquidation or dissolution of the Company. A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transactions.

iv.   Notwithstanding the foregoing subparagraphs (i) through (iii) above, to the extent necessary to comply with Section 409A of the Code with respect to the payment of "nonqualified deferred compensation" (as defined for purposes of Section 409A of the Code), "Change in Control" shall be limited to a "change in control event" as defined under Section 409A of the Code.

i.   "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

j.   "Committee" means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 hereof.

k.   "Common Stock" means the common stock of the Company.

l.   "Company" means Universal Logistics Holdings, Inc., a Michigan corporation, or any successor thereto.

m.   "Consultant" means any person, including an advisor, engaged by the Company or an Affiliate to render services to such entity (as the terms consultant and advisor are defined and interpreted for purposes of Form S-8 under the Securities Act of 1933, as amended, or any successor form).

n.   "Director" means a member of the Board.

o.   "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

p.   "Effective Date" means the date the Plan is approved by shareholders of the Company.

q.   "Employee" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

r.   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

s.   "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

i.   If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

ii.   If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

iii.   In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

t.   "Fiscal Year" means the fiscal year of the Company.

u.   "Incentive Stock Option" means an Option that is designated by the Committee as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

v.   "Inside Director" means a Director who is an Employee.

w.   "Moroun Family Shareholder" means Matthew T. Moroun, Matthew J. Moroun, their immediate family members (as defined in Rule 16a-1(e)) and any trust established for the benefit of any such Person who constitutes the Beneficial Owner of the subject shares for purposes of Rule 16a-1(a)(1) or Rule 16a-1(a)(2).

x.   "Nonstatutory Stock Option" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

y.   "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

z.   "Option" means a stock option granted pursuant to the Plan.

aa.   "Outside Director" means a Director who is not an Employee.

bb.   "Parent" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent after the adoption of the Plan shall be considered a Parent commencing as of such date.

cc.   "Participant" means the holder of an outstanding Award.

dd.   "Performance Goal" means a performance goal established by the Administrator pursuant to Section 10(c) of the Plan.

ee.   "Performance Share" means an Award denominated in Shares which may be earned in whole or in part upon attainment of Performance Goals or other vesting criteria as the Administrator may determine pursuant to Section 10.

ff.   "Performance Unit" means an Award which may be earned in whole or in part upon attainment of Performance Goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10.

gg.   "Period of Restriction" means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and, therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

hh.   "Person" has the meaning set forth in Section 13(d) and 14(d) of the Exchange Act.

ii.   "Plan" means this 2024 Equity Incentive Plan.

jj.   "Restricted Stock" means Shares issued pursuant to a Restricted Stock award under Section 7 of the Plan.

kk.   "Restricted Stock Unit" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

ll.   "Rule 16a-1(e)" means Rule 16a-1(e) of the Exchange Act or any successor to Rule 16a-1(e), as in effect when discretion is being exercised with respect to the Plan.

mm.   "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

nn.   "Section 16(b)" means Section 16(b) of the Exchange Act.

oo. "<u>Service Provider</u>" means an Employee, Director or Consultant.

pp. "<u>Share</u>" means a share of the Common Stock, as adjusted in accordance with Section 13 of the Plan.

qq. "<u>Stock Appreciation Right</u>" means an Award, granted alone or in connection with an Option, that pursuant to Section 9 is designated as a Stock Appreciation Right.

rr. "<u>Subsidiary</u>" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

3. <u>Stock Subject to the Plan</u>.

a. <u>Stock Subject to the Plan</u>. Subject to the provisions of Section 14 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 750,000 Shares (the "<u>Share Reserve</u>"). The Shares may be authorized, but unissued, or reacquired Common Stock. The maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in this Section 3(a).

b. <u>Lapsed Awards</u>. To the extent an Award expires, is surrendered or becomes unexercisable without having been exercised or, with respect to Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares, is forfeited to the Company due to failure to vest, the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights the forfeited Shares), which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, the total number of shares of Common Stock subject to such Stock Appreciation Rights (and not the net number of shares of Common Stock actually issued pursuant to such Stock Appreciation Rights) will cease to be available under the Plan. Notwithstanding the foregoing (and except with respect to Shares of Restricted Stock that are forfeited rather than vesting), Shares that have actually been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan. Shares subject to an Award under the Plan may not again be made available for issuance under the Plan if such Shares are (x) Shares that were subject to an Option or a stock-settled Stock Appreciation Right and were not issued upon the net settlement or net exercise of such Option or Stock Appreciation Right, or (y) Shares delivered to or withheld by the Company to pay the exercise price or the withholding taxes under Options, Stock Appreciation Rights or other Awards. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. In addition, shares of Common Stock repurchased by the Company with the proceeds of the exercise prices for any Options may not be reissued under the Plan.

c. <u>Substitute Awards</u>. In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant Awards in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof ("<u>Substitute Awards</u>"). The terms and conditions of such Substitute Awards shall be set forth in an Award Agreement and shall, except as may be inconsistent with any provision of the Plan, to the extent practicable provide the recipient with benefits (including economic value) substantially similar to those provided to the recipient under the existing award which such Substitute Award is intended to replace. Substitute Awards shall not count against the overall share limit set forth in the Plan, except as may be required by reason of Section 422 and related provisions of the Code but shall be available under the Plan by virtue of the Company's assumption of the plan or arrangement of the acquired company or business.

d. <u>Prior Plan</u>. Following the approval of the Plan by the shareholders of the Company, no new awards may be granted under the Company's 2014 Amended and Restated Stock Incentive Plan, as amended (the "<u>2014 Plan</u>"). Awards outstanding under the 2014 Plan shall remain in full force and effect under the 2014 Plan according to its terms.

4. Administration of the Plan.

    a. Procedure.

        i. Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

        ii. Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

        iii. Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

    b. Powers of the Administrator. Subject to the provisions of the Plan, the Administrator will have the authority, in its discretion:

        i. to determine the Fair Market Value;

        ii. to select the Service Providers to whom Awards may be granted hereunder;

        iii. to determine the number of Shares to be covered by each Award granted hereunder;

        iv. to approve forms of Award Agreements for use under the Plan;

        v. to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may vest and be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine;

        vi. to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

        vii. to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations established for the purpose of satisfying applicable foreign laws, for qualifying for favorable tax treatment under applicable foreign laws or facilitating compliance with foreign laws; and sub-plans may be created for any of these purposes;

        viii. to modify or amend each Award (subject to Section 19 of the Plan), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards and to extend the maximum term of an Option (subject to Section 6(a) and Section 6(b) of the Plan);

        ix. to allow Participants to satisfy withholding or other tax obligations in such manner as prescribed in Section 15 of the Plan;

        x. to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator; and

        xi. to make all other determinations deemed necessary or advisable for administering the Plan.

    c. Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards.

    d. No Option or Stock Appreciation Right Repricing Without Shareholder Approval. Except as provided in Section 14(a) hereof relating to certain anti-dilution adjustments, unless the approval of the holders of a majority of the Shares that are present in person or by proxy and entitled to vote at any annual or special meeting of the Company's shareholders is obtained, (i) Options and Stock Appreciation Rights issued under the Plan shall not be amended to lower their exercise price, (ii) Options and Stock Appreciation Rights issued under the Plan will not be exchanged for other Options or Stock Appreciation Rights with lower exercise prices, (iii) Options and Stock Appreciation Rights issued under the Plan with an exercise price in excess of the Fair Market Value of the underlying Shares will not be exchanged for cash or other property, and (iv) no other action shall be taken with respect to Options or Stock Appreciation Rights that would be treated as a repricing under the rules of the principal stock exchange or market system on which the Shares are listed.

e. _Delegation by the Board_. Subject to any requirements of Applicable Law, the Board may delegate to one or more officers of the Company the power to grant Awards (subject to any limitations under the Plan) to Employees of the Company and to exercise such other powers under the Plan as the Board may determine, provided that the Board shall fix the terms of Awards to be granted by such officers, the maximum number of shares subject to Awards that the officers may grant, and the time period in which such Awards may be granted; and provided further, that no officer shall be authorized to grant Awards to any "executive officer" of the Company (as defined by Rule 3b-7 under the Exchange Act) or to any Officer of the Company.

5.   _Award Eligibility and Limitations_.

a. _Award Eligibility_. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units and unrestricted Common Stock may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

b. _Limit on Awards to Outside Directors_. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as an Outside Director with respect to any fiscal year, including Awards granted and cash fees paid by the Company to such Outside Director, will not exceed seven hundred and fifty thousand dollars ($750,000) in total value, calculating the value of any Awards based on the grant date fair value of such Awards for financial reporting purposes. The Board may make an exception to the applicable limit in this Section 5(b) for any Outside Director in extraordinary circumstances, as the Board may determine in its discretion, provided that any Outside Director who is granted or paid such additional compensation may not participate in the decision to grant or pay such additional compensation.

c. _Rights Under the Plan_. No Person shall have any rights as a shareholder with respect to any shares of Common Stock covered by or relating to any Award until the date of the issuance of such shares on the books and records of the Company. Except as otherwise expressly provided in Section 13 hereof, no adjustment of any Award shall be made for dividends or other rights for which the record date occurs prior to the date of such issuance. Nothing in this Section 5(c) is intended, or should be construed, to limit authority of the Administrator to cause the Company to make payments based on the dividends that would be payable with respect to any share of Common Stock if it were issued or outstanding, or from granting rights related to such dividends.

6.   _Stock Options_.

a.   _Limitations_. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted. With respect to the Committee's authority in Section 4(b)(viii), if, at the time of any such extension, the exercise price per Share of the Option is less than the Fair Market Value of a Share, the extension shall, unless otherwise determined by the Committee, be limited to the earlier of (1) the maximum term of the Option as set by its original terms, or (2) ten (10) years from the grant date. Unless otherwise determined by the Committee, any extension of the term of an Option pursuant to this Section 4(b)(viii) shall comply with Code Section 409A to the extent necessary to avoid taxation thereunder.

b.   _Term of Option_. The term of each Option will be stated in the Award Agreement and will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

c.   _Option Exercise Price and Consideration_.

i.   _Exercise Price_. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

1.   In the case of an Incentive Stock Option,

a. granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; and

b. granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

2. In the case of a Nonstatutory Stock Option, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

ii. <u>Waiting Period and Exercise Dates</u>. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

iii. <u>Form of Consideration</u>. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration for both types of Options may consist entirely of: (1) cash; (2) check; (3) other Shares, provided that (A) such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised, (B) such Shares are not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements, and (C) accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (4) consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (5) for Nonstatutory Stock Options, by net exercise; (6) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (7) any combination of the foregoing methods of payment.

d. <u>Exercise of Option</u>.

i. <u>Procedure for Exercise; Rights as a Shareholder</u>. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) a notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 of the Plan.

ii. <u>Termination of Relationship as a Service Provider</u>. If a Participant ceases to be a Service Provider, other than upon the Participant's termination as the result of the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant's termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

iii. <u>Disability of Participant</u>. If a Participant ceases to be a Service Provider as a result of the Participant's

Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant's termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

iv.   Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's designated beneficiary, provided such beneficiary has been designated prior to Participant's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following Participant's death. Unless otherwise provided by the Administrator, if at the time of death Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

7.   Restricted Stock.

a.   Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

b.   Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed.

c.   Transferability. Except as provided in this Section 7 or the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

d.   Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate. Unless provided otherwise in an Award Agreement, the Participant shall have no right to vote or to receive dividends or other distributions with respect to shares of Restricted Stock that have not vested.

e.   Removal of Restrictions. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

f.   Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

8.   Restricted Stock Units.

a.   Grant. Subject to the terms and conditions of the Plan, Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

b.   Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment), or any other basis (including the passage of time) determined by the Administrator in its discretion.

c. <u>Earning Restricted Stock Units</u>. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

d. <u>No Dividend Equivalents On Unvested Restricted Stock Units</u>. The Award Agreement for Restricted Stock Units may provide a Participant with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding Shares ("<u>Dividend Equivalents</u>"). Dividend Equivalents may be settled in cash and/or Shares, shall be subject to the same restrictions on transfer and forfeitability as the Restricted Stock Units with respect to which paid, and shall not be settled prior to vesting of the Restricted Stock Units with respect to which paid. No interest will be paid on Dividend Equivalents.

e. <u>Form and Timing of Payment</u>. Payment of earned Restricted Stock Units will be made upon the date determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units in cash, Shares, or a combination of both.

f. <u>Cancellation</u>. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

9. <u>Stock Appreciation Rights</u>.

a. <u>Grant of Stock Appreciation Rights</u>. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

b. <u>Number of Shares</u>. Subject to the terms and conditions of the Plan, the Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.

c. <u>Exercise Price and Other Terms</u>. The per share exercise price for the Shares underlying an Award of Stock Appreciation Right will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

d. <u>Stock Appreciation Right Agreement</u>. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the number of Shares underlying the Award, the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

e. <u>Expiration of Stock Appreciation Rights</u>. A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6(b) relating to the maximum term and Section 6(d) relating to exercise also will apply to Stock Appreciation Rights.

f. <u>Payment of Stock Appreciation Right Amount</u>. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

    i. The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; multiplied by

    ii. The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon a Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

10. <u>Performance Units and Performance Shares</u>.

a. <u>Grant</u>. Subject to the terms and conditions of the Plan, Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion, and the Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

b.   Value. Subject to the terms and conditions of the Plan, each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant and each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

c.   Performance Objectives and Other Terms. The Administrator will set Performance Goals or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units or Performance Shares that will be paid out to the Service Provider. The time period during which the performance objectives or other vesting provisions must be met will be called the "Performance Period." Each Award will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, may determine.

d.   Measurement of Performance Goals. Performance Goals shall be established by the Administrator on the basis of targets to be attained with respect to one or more measures of business or financial performance (each, a "Performance Measure"), subject to the following:

i.   Performance Measures. For each Performance Period, the Administrator shall establish the Performance Measures, if any, and any particulars, components and adjustments relating thereto, applicable to each Participant. The Performance Measures, if any, will be based upon the achievement of a specified percentage or level in one or more discretionary or non-discretionary factors preestablished by the Administrator. Performance Measures may be one or more of the following or based on such other performance criteria as the Administrator may deem appropriate, and may be determined pursuant to generally accepted accounting principles ("GAAP"), non-GAAP or other basis, in each case as determined by the Committee: (i) total revenue; (ii) fuel surcharge revenue; (iii) revenue, excluding fuel surcharge; (iv) operating income; (v) operating ratio; (vi) income or earnings before taxes, interest, depreciation and/or amortization; (vii) income or earnings from continuing operations; (viii) effective tax rates; (ix) cash taxes; (x) net income; (xi) pre-tax income or after-tax income; (xii) operating expenses, or any component expense thereof; (xiii) financing or capital transactions; (xiv) gross margin; (xv) operating margin or profit margin; (xvi) capital expenditures, cost targets, and expense management; (xvii) total assets; (xviii) return on assets (gross or net), return on investment, return on capital, or return on shareholder equity; (xix) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xx) stock price or total shareholder return; (xxi) earnings or book value per share (basic or diluted); (xxii) economic value created; (xxiii) pre-tax profit or after-tax profit; (xxiv) freight rates or any other customer pricing measure; (xxv) customer growth, retention or diversification; (xxvi) goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions; (xxvii) changes in revenue equipment counts or utilization; (xxviii) goals relating to human capital management, including but not limited to driver or other employee recruiting, retention or turnover, results from employee surveys, employee safety, employee accident and/or injury rates, headcount, performance management, or completion of employee training initiatives; (xxix) goals relating to transportation safety measures, ratings, incidents or initiatives; (xxx) goals related to equipment maintenance; and (xxxi) key regulatory objectives. The Administrator may specify that such Performance Measures shall be adjusted to exclude any one or more of (a) extraordinary items, (b) gains or losses on the dispositions of assets, (c) the cumulative effects of changes in accounting principles, (d) the writedown of any asset, (e) unusual and/or infrequent events impacting Company performance, and (f) any other events affecting the Company, as determined by the Administrator.

ii.   Administrator Discretion on Performance Measures. As determined in the discretion of the Administrator, the Performance Measures for any Performance Period may (a) differ from Participant to Participant and from Award to Award, (b) be based on the performance of the Company as a whole or the performance of a specific Participant or one or more subsidiaries, divisions, departments, regions, locations, segments, functions or business units of the Company, (c) be measured on a per share, per truck, trailer or other revenue equipment unit, per mile, per lane, per customer, per employee, and/or other objective or subjective basis, (d) be measured on a pre-tax or after-tax basis, and (e) be measured on an absolute basis or in relative terms (including, but not limited to, the passage of time and/or against other companies, financial metrics and/or an index). Without limiting the foregoing, the Administrator shall adjust any performance criteria, Performance Measures or other feature of an Award that relates to or is wholly or partially based on the number of, or the value of, any stock of the Company, to reflect any stock dividend or split, repurchase, recapitalization, combination, or exchange of shares or other similar changes in such stock, and may take into account other factors (including subjective factors).

    e.   Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals or other vesting provisions have been achieved. Notwithstanding any provision of the Plan, the Administrator may adjust downwards the cash or number of Shares payable pursuant to such an award if it determines, in its sole discretion, that such adjustment is appropriate.

    f.   Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made upon the time set forth in the applicable Award Agreement. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination thereof.

    g.   No Dividends on Unvested Performance Units/Shares. Notwithstanding any provision of this Plan to the contrary, dividends and dividend equivalents shall not be paid with respect to unvested Performance Units/Shares prior to the time of vesting of the underlying Performance Units/Shares, or portion thereof, with respect to which the dividend or dividend equivalent is accrued.

    h.   Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11.   Unrestricted Stock. The Committee may cause the Company to grant unrestricted shares of Common Stock to Participants at such time or times, in such amounts and for such reasons as the Committee, in its sole discretion, shall determine. Unrestricted Common Stock shall immediately vest and shall not be subject to any restricted period. Except as required by Applicable Laws, no payment shall be required for shares of unrestricted Common Stock. The Company shall issue, in the name of each Participant to whom unrestricted Shares have been granted, the total number of Shares granted to the Participant as soon as reasonably practicable after the date of grant or on such later date as the Committee shall determine at the time of grant.

12.   Leaves of Absence; Transfer Between Locations. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence unless contrary to Applicable Law. A Participant will not cease to be an Employee in the case of (i) any leave of absence approved by the Participant's employer or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no such leave may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If such leave exceeds three (3) months and reemployment upon expiration of a leave of absence approved by the Participant's employer is not so guaranteed, the employment relationship shall be deemed to have terminated on the first day immediately following such three (3)-month period, and such Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option on the first (1st) day immediately following a three (3)-month period from the date the employment relationship is deemed terminated.

13.   Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

14.   Adjustments; Dissolution or Liquidation; Merger or Change in Control.

    a.   Adjustments. In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend) or reclassification of the Shares, subdivision of the Shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of Common Stock or other securities of the Company or other significant corporate transaction, or other change affecting the Common Stock occurs, the Administrator, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number, kind and class of securities that may be delivered under the Plan and/or the number, class, kind and price of securities covered by each outstanding Award, the numerical Share limits and Share counting provisions in Section 3 of the Plan. Notwithstanding the forgoing, all adjustments under this Section 14 are intended to be made in a manner that does not result in taxation under Code Section 409A.

b.   Dissolution or Liquidation. In the event of the proposed winding up, dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

c.   Change in Control. Except as set forth in an Award Agreement, to the extent the successor corporation in a merger or Change in Control does not assume or substitute for outstanding Awards under the Plan, the Participant will fully vest in and have the right to exercise all of his or her outstanding Options and Stock Appreciation Rights, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units will lapse, and, with respect to Awards with performance-based vesting, all Performance Goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met. In addition, if an Option or Stock Appreciation Right is not assumed or substituted in the event of a Change in Control, the Administrator will notify the Participant in writing or electronically that the Option or Stock Appreciation Right will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right will terminate upon the expiration of such period.

For the purposes of this subsection (c), an Award will be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, Performance Unit or Performance Share, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

Notwithstanding anything in this Section 14(c) to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more Performance Goals will not be considered assumed if the Company or its successor modifies any of such Performance Goals without the Participant's consent; provided, however, a modification to such Performance Goals only to reflect the successor corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

15. Tax.

a.   Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or prior to any time the Award or Shares are subject to taxation, the Company and/or the Participant's employer will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local, foreign or other taxes (including the Participant's FICA obligation or social insurance contributions) required to be withheld with respect to such Award (or exercise thereof).

b.   Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part by (without limitation) (a) paying cash, (b) electing to have the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to all or part of the Participant's estimated federal, state, local, foreign or other tax obligations with respect to such Award (or exercise thereof), or (c) delivering to the Company already-owned Shares having a Fair Market Value equal to all or part of such estimated tax obligations with respect to such Award (or exercise thereof). Except as otherwise determined by the Administrator, the Fair Market Value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

c.   Compliance With Code Section 409A. Awards are intended to be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Code Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Code Section 409A. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Code Section 409A (or an exemption therefrom) and will be construed and interpreted in accordance with such intent. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Code Section 409A, it is intended that the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Code Section 409A (or an exemption therefrom), such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Code Section 409A. Except as provided in an individual Award Agreement initially or by amendment, if and to the extent (i) any portion of any payment, compensation or other benefit provided to a Participant pursuant to the Plan in connection with his or her employment termination constitutes "nonqualified deferred compensation" within the meaning of Code Section 409A and (ii) the Participant is a specified employee as defined in Code Section 409A(a)(2)(B)(i), in each case as determined by the Company in accordance with its procedures, by which determinations the Participant (through accepting the Award) agrees that he or she is bound, such portion of the payment, compensation or other benefit shall not be paid before the day that is six months plus one day after the date of "separation from service" (as determined under Code Section 409A) (the "New Payment Date"), except as Code Section 409A may then permit. The aggregate of any payments that otherwise would have been paid to the Participant during the period between the date of separation from service and the New Payment Date shall be paid to the Participant in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule. In no event will the Company be responsible for or reimburse a Participant for any taxes or other penalties incurred as a result of the application of Code Section 409A.

16. <u>No Effect on Employment or Service</u>. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider with the Company, or (if different) the Participant's employer, nor will they interfere in any way with the Participant's right or the Participant's employer's right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

17. <u>Clawback Policy</u>. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy adopted by the Company or that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by Applicable Laws. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate.

18. <u>Date of Grant</u>. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination to grant such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

19. <u>Term of Plan</u>. The Plan will continue in effect for a term of ten (10) years from the Effective Date, unless terminated earlier under Section 20 of the Plan.

20. <u>Amendment and Termination of the Plan</u>.

    a. <u>Amendment and Termination</u>. The Committee may at any time amend, alter, suspend or terminate the Plan.

    b. <u>Shareholder Approval</u>. The Company will obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

    c. <u>Effect of Amendment or Termination</u>. No amendment, alteration, suspension or termination of the Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

21. <u>Conditions Upon Issuance of Shares</u>.

    a. <u>Legal Compliance</u>. Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

    b. <u>Investment Representations</u>. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

    c. <u>Inability to Obtain Authority</u>. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

d.   <u>Governing Law</u>. The Plan and all Awards hereunder shall be construed in accordance with and governed by the laws of the State of Michigan, but without regard to its conflict of law provisions.

Adopted by the Board of Directors on February 14, 2024, and approved by the Company's shareholders on [•], 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-51142

UNIVERSAL LOGISTICS HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Michigan	**38-3640097**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

12755 E. Nine Mile Road

Warren, Michigan 48089

(Address, including Zip Code of Principal Executive Offices)

(586) 920-0100

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	ULH	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).   Yes ☐   No ☒

As of July 1, 2023, the last business day of the registrant's most recently completed second quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on June 30, 2023, as reported by The Nasdaq Stock Market, was approximately $192.0 million (assuming, but not admitting for any purpose, that all (a) directors and executive officers of the registrant are affiliates, and (b) the number of shares held by such directors and executive officers does not include shares that such persons could have acquired within 60 days of July 1, 2023).

The number of shares of common stock, no par value, outstanding as of March 4, 2024, was 26,309,223.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Registrant's 2024 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

UNIVERSAL LOGISTICS HOLDINGS, INC.
2023 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

EX-4.2 Description of Capital Stock
EX-21.1 List of Subsidiaries
EX-23.1 Consent of Grant Thornton LLP
EX-31.1 Section 302 CEO Certification
EX-31.2 Section 302 CFO Certification
EX-32.1 Section 906 CEO and CFO Certification
EX-101.INS Inline XBRL Instance Document
EX-101.SCH Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Form 10-K") contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Many of the forward-looking statements are located in Part II, Item 7 of this Form 10-K under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Forward-looking statements can also be identified by words such as "future," "anticipates," "believes," "targets," "estimates," "expects," "intends," "will," "would," "could," "can," "may," and similar terms. Forward-looking statements are not a guarantee of future performance, and the Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in Part I, Item 1A of this Form 10-K under the heading "Risk Factors," which are incorporated herein by reference. All information presented herein is based on the Company's fiscal calendar. Unless otherwise stated, references to particular years, quarters, months, or periods refer to the Company's fiscal years ended December 31 and the associated quarters, months, and periods of those fiscal years. Each of the terms "Universal," the "Company," "we," "us" and "our" as used herein refers collectively to Universal Logistics Holdings, Inc., and its subsidiaries, unless otherwise stated. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law.

PART I

ITEM 1: BUSINESS

Company Background

Universal Logistics Holdings, Inc. is a holding company whose subsidiaries provide a variety of customized transportation and logistics solutions throughout the United States and in Mexico, Canada and Colombia. Our operating subsidiaries provide customers with a broad scope of services across their entire supply chain, including truckload, brokerage, intermodal, dedicated and value-added services.

Our operating subsidiaries provide a comprehensive suite of transportation and logistics solutions that allow our customers to reduce costs and manage their global supply chains more efficiently. We market and deliver our services in several ways:

- Through a direct sales and marketing network focused on selling our portfolio of services to large customers in specific industry sectors;

- Through company-managed facilities; and

- Through a network of agents who solicit freight business directly from shippers.

At December 31, 2023, we operated 50 company-managed terminal locations, serviced 71 value-added programs at locations throughout the United States and in Mexico, Canada and Colombia, and had an agent network totaling approximately 230 agents.

We were incorporated in Michigan on December 11, 2001. We have been a publicly held company since February 11, 2005, the date of our initial public offering.

Our principal executive offices are located at 12755 E. Nine Mile Road, Warren, Michigan 48089.

Operations

We broadly group our revenues into the following service categories: truckload, brokerage, intermodal, dedicated, and value-added services.

Truckload. Our truckload services include dry van, flatbed, heavy-haul and refrigerated operations. Truckload services represented approximately $213.9 million, or 12.9%, of our operating revenues in 2023. We transport a wide variety of general commodities, including automotive parts, machinery, building materials, paper, food, consumer goods, furniture, steel and other metals on behalf of customers in various industries.

Brokerage. We provide customers with freight brokerage services by utilizing third-party transportation providers to transport goods. Brokerage services also include full service domestic and international freight forwarding, and customs brokerage. In 2023, brokerage services represented approximately $244.0 million, or 14.7%, of our operating revenues.

Intermodal. Intermodal operations include steamship-truck, rail-truck, and support services. Intermodal support services represented $374.7 million, or 22.5%, of our operating revenues in 2023. Our intermodal support services are primarily short- to medium-distance delivery of both international and domestic containers between the railhead or port and the customer.

Dedicated. Our dedicated services are primarily provided in support of automotive customers using van equipment. In 2023, dedicated services represented approximately $343.5 million, or 20.7%, of our operating revenues. Our dedicated services are primarily short run or round-trip moves within a defined geographic area provided through a network of union and non-union employee drivers, owner-operators, and contract drivers.

Value-Added. Our value-added services, which are typically tailored to individual customer requirements, include material handling, consolidation, sequencing, sub-assembly, cross-dock services, kitting, repacking, warehousing and returnable container management. Value-added services represented approximately $486.0 million, or 29.2%, of our operating revenues in 2023. Our facilities and services are often directly integrated into the production processes of our customers and represent a critical piece of their supply chains.

Segments

We report our financial results in four distinct reportable segments: contract logistics, intermodal, trucking, and company-managed brokerage.

The operations that we aggregate in our contract logistics segment deliver value-added and dedicated transportation services to support in-bound logistics to original equipment manufacturers (OEMs) and major retailers on a contractual basis, generally pursuant to terms of one year or longer. Our intermodal segment is associated with local and regional drayage moves predominately coordinated by company-managed terminals using a mix of owner-operators, company equipment and third-party capacity providers that are commonly referred to as broker carriers. The operations that we group in our trucking segment are associated with individual freight shipments coordinated primarily by our agents using a mix of owner-operators, company equipment and broker carriers. Our company-managed brokerage segment provides for the pick-up and delivery of individual freight shipments using broker carriers, coordinated by our company-managed operations.

For additional information on segments, see Item 8, Note 17 to the Consolidated Financial Statements.

Business and Growth Strategy

The key elements of our strategy are as follows:

Make strategic acquisitions. The transportation and logistics industry is highly fragmented, with thousands of small and mid-sized competitors that are either specialized in specific vertical markets, specific service offerings, or limited to local and regional coverage. We expect to selectively evaluate and pursue acquisitions that will enhance our service capabilities, expand our geographic network and/or diversify our customer base.

Continue to capitalize on strong industry fundamentals and outsourcing trends. We believe long-term industry growth will be supported by manufacturers seeking to outsource non-core logistics functions to cost-effective third-party providers that can efficiently manage increasingly complex global supply chains. We intend to leverage our integrated suite of transportation and logistics services, our network of facilities, our long-term customer relationships, and our reputation for operational excellence to capitalize on favorable industry fundamentals and growth expectations.

Target further penetration of key customers in the North American automotive industry. The automotive industry is one of the largest users of global outsourced logistics services, providing us growth opportunities with both existing and new customers. In 2023, this sector comprised approximately 43% of our total operating revenues. The vast majority of hourly employees in our automotive customers' manufacturing operations are represented by unions and covered by collective bargaining agreements. These agreements provide guaranteed wage and benefit levels throughout the contract term. With the ratification of new contracts in 2023, we expect our customers to experience significant increases in their labor costs through the life of the contracts. These cost increases may cause certain of our customers to evaluate the outsourcing of certain value-added operations where we possess demonstrated experience and expertise. We intend to capitalize on continued growth opportunities in those outsourced, higher-value logistics services, such as sub-assembly and sequencing, which link directly into production lines and require specialized capabilities, technological expertise, and strict quality controls.

Continue to expand penetration in other vertical markets. We have a history of providing highly complex value-added logistics services to automotive and other industrial customers. We have developed standardized, modular systems for material handling processes and have extensive experience in rapid implementation and workforce training. These capabilities and our broad portfolio of logistics services are transferable across vertical markets. We believe we can leverage the expertise we initially developed in the automotive sector. In addition to automotive, our targeted industries include aerospace, energy, government services, healthcare, industrial retail, consumer goods, and steel and metals.

Expand our network of agents and owner-operators. Increasing the number of agents and owner-operators has been a driver of our historical growth in transactional transportation services. We intend to continue to recruit qualified agents and owner-operators in order to penetrate new markets and expand our operations in existing markets. Our agents typically focus on a small number of shippers in a particular market and are attuned to the specific transportation needs of that core group of shippers, while remaining alert to growth opportunities.

Competition and Industry

The transportation and logistics service industry is highly competitive and extremely fragmented. We compete based on quality and reliability of service, price, breadth of logistics solutions, and IT capabilities. We compete with asset and non-asset based truckload and less-than-truckload carriers, intermodal transportation, logistics providers and, in some aspects of our business, railroads. We also compete with other motor carriers for owner-operators and agents.

Our customers may choose not to outsource their logistics operations and, rather, to retain or restore such activities as their own internal operations. In our largest vertical market, the automotive industry, we compete more frequently with a relatively small number of privately-owned firms or with subsidiaries of large public companies. These vendors have the scope and capabilities to provide the breadth of services required by the large and complex supply chains of automotive original equipment manufacturers (OEMs).

We also encounter competition from regional and local third-party logistics providers, integrated transportation companies that operate their own aircraft, cargo sales agents and brokers, surface freight forwarders and carriers, airlines, associations of shippers organized to consolidate their members' shipments to obtain lower freight rates, and internet-based freight exchanges.

The transportation industry is continuously impacted by new rules and regulations intended to improve the overall safety of the industry. Compliance with such increasingly complex rules continues to constrain the supply of qualified drivers. We believe that our industry will continue to be hindered by an insufficient quantity of qualified drivers which creates significant competition for this declining pool.

Customers

Revenue is generated from customers throughout the United States, and in Mexico, Canada and Colombia. Our customers are largely concentrated in the automotive, retail and consumer goods, steel and other metals, energy and manufacturing industries.

A significant percentage of our revenues are derived from the domestic automotive industry. Our aggregate sales in the automotive industry totaled 43%, 36% and 31% of our revenues during the fiscal years ended December 31, 2023, 2022 and 2021, respectively. During 2023, 2022 and 2021, General Motors accounted for approximately 20%, 16% and 13% of our total operating revenues, respectively. Sales to our top 10 customers, including General Motors, totaled 48% in 2023. A significant percentage of our revenue also results from our providing capacity to other transportation companies that aggregate loads from a variety of shippers in these and other industries.

Human Capital Resources

Overview. As of December 31, 2023, we had 9,311 employees. During the year ended December 31, 2023, we also engaged, on average, the full-time equivalency of 450 individuals on a contract basis. As of December 31, 2023, approximately 33% of our employees were members of unions and subject to collective bargaining agreements. We believe our union and employee relationships are good.

Diversity and Inclusion. We believe diversity and inclusion are critical to our ability to win in the marketplace and enable our workforce and communities to succeed. Specifically, having a diverse and inclusive workplace allows us to attract and retain the best employees to deliver results for our shareholders. A qualified, diverse, and inclusive workforce also helps us represent the broad cross-section of ideas, values, and beliefs of our employees, customers, and communities. Our commitment to diversity and inclusion means that we will continue to strive to establish and improve an inclusive workplace environment where employees from all backgrounds can succeed and be heard.

Employee Health and Safety. We are committed to being an industry leader in health and safety standards. The physical health, wellbeing, and mental health of our employees is crucial to our success. Most recently, our primary concern during the COVID-19 pandemic has been to do our part to protect our employees, customers, vendors, and the general public from the spread of the virus while continuing to serve the vital role of supplying essential goods to the nation. For essential functions, including our plant workers and driving professionals, we have distributed cleaning and protective supplies to various plants and terminals so that they are available to those that need them, increased cleaning frequency and coverage, and provided employees direction on precautionary measures, such as sanitizing truck interiors, personal hygiene, and social distancing. We will continue to adapt our operations as required to ensure safety while continuing to provide a high level of service to our customers.

Talent Acquisition, Retention and Development. We continually strive to hire, develop, and retain the top talent in our industry. Critical to attracting and retaining top talent is employee satisfaction, and we regularly implement programs to increase employee satisfaction. We reward our employees by providing competitive compensation, benefits, and incentives throughout all levels in our organization. Intense competition in the transportation and logistics services industry for qualified workers and drivers has resulted in additional expense to recruit and retain an adequate supply of employees and has had a negative impact on the industry. Our operations have also been impacted, we have periodically experienced under-utilization and increased expenses due to a shortage of qualified workers and drivers. We place a high priority on the recruitment and retention of an adequate supply of qualified workers and drivers.

Independent Contractor Network

We utilize a network of agents and owner-operators located throughout the United States and in Ontario, Canada. These agents and owner-operators are independent contractors.

A significant percentage of the interaction with our shippers is provided by our agents. Our agents solicited and controlled approximately 30% of the freight we hauled in 2023, with the balance of the freight being generated by company-managed terminals. Our top 100 agents in 2023 generated approximately 20% of our annual operating revenues. Our agents typically focus on three or four shippers within a particular market and solicit most of their freight business from this core group. By focusing on a relatively small number of shippers, each agent is acutely aware of the specific transportation needs of that core group of shippers, while remaining alert to growth opportunities.

We also contract with owner-operators to provide greater flexibility in responding to fluctuations in customer demand. Owner-operators provide their own trucks and are contractually responsible for all associated expenses, including but not limited to financing costs, fuel, maintenance, insurance, and taxes, among other things. They are also responsible for maintaining compliance with Federal Motor Carrier Safety Administration regulations.

Revenue Equipment

The following table represents our equipment used to provide transportation services as of December 31, 2023:

Type of Equipment	Company-owned or Leased	Owner-Operator Provided	Total
Tractors	1,945	1,766	3,711
Yard Tractors	339	—	339
Trailers	4,434	950	5,384
Chassis	3,494	—	3,494
Containers	108	—	108

Risk Management and Insurance

Our customers and federal regulations generally require that we provide insurance for auto liability and general liability claims up to $1.0 million per occurrence. Accordingly, in the United States, we purchase such insurance from a licensed casualty insurance carrier, which is a related party, providing a minimum $1.0 million of coverage for individual auto liability and general liability claims. We are generally self-insured for auto and general liability claims above $1.0 million unless riders are sought to satisfy individual customer or vendor contract requirements. In certain of our businesses, we have secured additional auto liability coverage where we are self-insured for claims above $4.0 million. In Mexico, our operations and investment in equipment are insured through an internationally recognized, third-party insurance underwriter.

We typically self-insure for the risk of motor cargo liability claims and material handling claims. Accordingly, we establish financial reserves for anticipated losses and expenses related to motor cargo liability and material handling claims, and we periodically evaluate and adjust those reserves to reflect our experience. Any such adjustments could have a materially adverse effect on our operations and financial results.

To reduce our exposure to claims incurred while a vehicle is being operated without a trailer attached or is being operated with an attached trailer which does not contain or carry any cargo, we require our owner-operators to maintain non-trucking use liability coverage (which the industry refers to as deadhead bobtail coverage) of $2.0 million per occurrence.

Technology

We use multifaceted software tools and hardware platforms that support seamless integration with the IT networks of our customers and vendors through electronic data exchange systems. These tools enhance our relationships and ability to effectively communicate with customers and vendors. Our tools and platforms provide real-time, web-based visibility into the supply chains of our customers.

In our contract logistics segment, we customize our proprietary warehouse management and sequencing systems to meet the needs of individual customers. Our systems allows us to send our customers an advance shipping notice through a simple, web-based interface that can be used by a variety of vendors. It also enables us to clearly identify and communicate to the customer any vendor-related problems that may cause delays in production. We also use cross-dock and container-return-management applications that automate the cycle of material receipt and empty container return.

Our proprietary and third-party transportation management system allows full operational control and visibility from dispatch to delivery, and from invoicing to receivables collections. For our employee drivers, the system provides automated dispatch to hand-held devices, satellite tracking for quality control and electronic status broadcasts to customers when requested. Our international and domestic air freight and ocean forwarding services use similar systems with added functionalities for managing air and ocean freight transportation requirements. All of these systems have customer-oriented web interfaces that allow for full shipment tracking and visibility, as well as for customer shipment input. We also provide systems that allow agents to list pending freight shipments and owner-operators with available capacity and track particular shipments at various points in the shipping route.

We believe that these tools improve our services and quality controls, strengthen our relationships with our customers, and enhance our value proposition. Any significant disruption or failure of these systems could have a materially adverse effect on our operations and financial results.

Government Regulation

Our operations are regulated and licensed by various U.S. federal and state agencies, as well as comparable agencies in Mexico, Canada, and Colombia. Interstate motor carrier operations are subject to the broad regulatory powers, to include drug and alcohol testing, safety and insurance requirements, prescribed by the Federal Motor Carrier Safety Administration (FMCSA), which is an agency of the U.S. Department of Transportation (DOT). Matters such as weight and equipment dimensions also are subject to United States federal and state regulation. We operate in the United States under operating authority granted by the DOT. We are also subject to regulations relating to testing and specifications of transportation equipment and product handling requirements. In addition, our drivers and owner-operators must have a commercial driver's license and comply with safety and fitness regulations promulgated by the FMCSA, including those relating to drug and alcohol testing.

Our international operations, which include not only facilities in Mexico, Canada and Colombia but also transportation shipments managed by our specialized service operations, are impacted by a wide variety of U.S. government regulations and applicable international treaties. These include regulations of the U.S. Department of State, U.S. Department of Commerce, and the U.S. Department of Treasury. Regulations also cover specific commodities, destinations and end-users. Part of our specialized services operations is engaged in the arrangement of imported and exported freight. As such, we are subject to the regulations of the U.S. Customs and Border Protection, which include significant notice and registration requirements. In various Canadian provinces, we operate transportation services under authority granted by the Ministries of Transportation and Communications.

Transportation-related regulations are greatly affected by U.S. national security legislation and related regulations. We believe we comply with applicable material regulations and that the costs of regulatory compliance are an ordinary operating cost of our business that we may not be able to recoup from rates charged to customers.

Environmental Regulation

We are subject to various federal, state and local environmental laws and regulations that focus on, among other things: the emission and discharge of hazardous materials into the environment or their presence at our properties or in our vehicles; fuel storage tanks; transportation of certain materials; and the discharge or retention of storm water. Under specific environmental laws, we could also be held responsible for any costs relating to contamination at our past or present facilities and at third-party waste disposal sites, as well as costs associated with cleanup of accidents involving our vehicles.

As climate change issues become more prevalent, federal, state and local governments, as well as some of our customers, have made efforts to respond to these issues. This increased focus on sustainability may result in new legislation or regulations and customer requirements that could negatively affect us as we may incur additional costs or be required to make changes to our operations in order to comply with any new regulations or customer requirements. Legislation or regulations that potentially impose restrictions, caps, taxes, or other controls on emissions of greenhouse gases such as carbon dioxide, a by-product of burning fossil fuels such as those used in the Company's trucks, could adversely affect our operations and financial results. More specifically, legislative or regulatory actions relating to climate change could adversely impact the Company by increasing our fuel costs and reducing fuel efficiency and could result in the creation of substantial additional capital expenditures and operating costs in the form of taxes, emissions allowances, or required equipment upgrades.

We believe we are currently in material compliance with applicable laws and regulations and that the cost of compliance has not materially affected results of operations. However, future changes to laws or regulations may adversely affect our operations and could result in unforeseen costs to our business.

Seasonality

Generally, demand for our value-added services delivered to existing customers increases during the second calendar quarter of each year as a result of the automotive industry's spring selling season. Conversely, such demand generally decreases during the third quarter of each year due to the impact of scheduled OEM customer plant shutdowns in July for vacations and changeovers in production lines for new model years.

Our value-added services business is also impacted in the fourth quarter by plant shutdowns during the December holiday period. Prolonged adverse weather conditions, particularly in winter months, can also adversely impact margins due to productivity declines and related challenges meeting customer service requirements.

Additionally, our transportation services business, excluding dedicated transportation tied to specific customer supply chains, is generally impacted by decreased activity during the post-holiday winter season and, in certain states during hurricane season, because some shippers reduce their shipments and inclement weather impedes trucking operations or underlying customer demand.

Available Information

We make available free of charge on or through our website, www.universallogistics.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). The contents of our website are not incorporated into this filing.

ITEM 1A: RISK FACTORS

Set forth below, and elsewhere in this Report and in other documents we file with the SEC, are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this Report or our other filings with the SEC or in oral presentations such as telephone conferences open to the public. You should carefully consider the following factors in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our Consolidated Financial Statements and related Notes in Item 8.

Risks Related to Our Industry

Our business is subject to general economic and business factors that are largely beyond our control, any of which could have a material adverse effect on our operating results.

Our business is dependent upon a number of general economic and business factors that may adversely affect our results of operations. These factors include significant increases or rapid fluctuations in fuel prices, excess capacity in the transportation and logistics industry, surpluses in the market for used equipment, interest rates, fuel taxes, license and registration fees, insurance premiums, self-insurance levels, and difficulty in attracting and retaining qualified drivers and independent contractors.

We operate in a highly competitive and fragmented industry, and our business may suffer if we are unable to adequately address any downward pricing pressures or other factors that may adversely affect our ability to compete with other carriers.

Further, we are affected by recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries, such as the automotive industry, where we have a significant concentration of customers. Economic conditions may also adversely affect our customers and their ability to pay for our services.

Deterioration in the United States and world economies could exacerbate any difficulties experienced by our customers and suppliers in obtaining financing, which, in turn, could materially and adversely impact our business, financial condition, results of operations and cash flows.

We operate in the highly competitive and fragmented transportation and logistics industry, and our business may suffer if we are unable to adequately address factors that may adversely affect our revenue and costs relative to our competitors.

Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

- we compete with many other truckload carriers and logistics companies of varying sizes, some of which have more equipment, a broader coverage network, a wider range of services and greater capital resources than we do;

- some of our competitors periodically reduce their rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase rates, maintain our operating margins, or maintain significant growth in our business;

- many customers reduce the number of carriers they use by selecting so-called "core carriers" as approved service providers and, in some instances, we may not be selected;

- some companies hire lead logistics providers to manage their logistics operations, and these lead logistics providers may hire logistics providers on a non-neutral basis which may reduce the number of business opportunities available to us;

- many customers periodically accept bids from multiple carriers and providers for their shipping and logistic service needs, and this process may result in the loss of some of our business to competitors and/or price reductions;

- the trend toward consolidation in the trucking and third-party logistics industries may create other large providers with greater financial resources and other competitive advantages relating to their size and with whom we may have difficulty competing;

- advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher rates to cover the cost of these investments;

- competition from Internet-based and other brokerage companies may adversely affect our relationships with our customers and freight rates;

- economies of scale that may be passed on to smaller providers by procurement aggregation providers may improve the ability of smaller providers to compete with us;

- some areas of our service coverage require trucks with engines no older than 2011 in order to comply with environmental rules; and

- an inability to continue to access capital markets to finance equipment acquisition could put us at a competitive disadvantage.

We may be adversely impacted by fluctuations in the price and availability of diesel fuel.

Diesel fuel represents a significant operating expense for the Company, and we do not currently hedge against the risk of diesel fuel price increases. An increase in diesel fuel prices or diesel fuel taxes, or any change in federal or state regulations that results in such an increase, could have a material adverse effect on our operating results to the extent we are unable to recoup such increases from customers in the form of increased freight rates or through fuel surcharges. Historically, we have been able to offset, to a certain extent, diesel fuel price increases through fuel surcharges to our customers, but we cannot be certain that we will be able to do so in the future. We continuously monitor the components of our pricing, including base freight rates and fuel surcharges, and address individual account profitability issues with our customers when necessary. While we have historically been able to adjust our pricing to help offset changes to the cost of diesel fuel through changes to base rates and/or fuel surcharges, we cannot be certain that we will be able to do so in the future.

Difficulty in attracting drivers could affect our profitability and ability to grow.

The transportation industry routinely experiences difficulty in attracting and retaining qualified drivers, including independent contractors, resulting in intense competition for drivers. We have from time to time experienced under-utilization and increased expenses due to a shortage of qualified drivers. If we are unable to attract drivers when needed or contract with independent contractors when needed, we could be required to further adjust our driver compensation packages, increase driver recruiting efforts, or let trucks sit idle, any of which could adversely affect our growth and profitability.

Purchase price increases for new revenue equipment and/or decreases in the value of used revenue equipment could have an adverse effect on our results of operations, cash flows and financial condition.

During the last decade, the purchase price of new revenue equipment has increased significantly as equipment manufacturers recover increased materials costs and engine design costs resulting from compliance with increasingly stringent EPA engine emission standards. Additional EPA emission mandates in the future could result in higher purchase prices of revenue equipment which could result in higher than anticipated depreciation expenses. If we were unable to offset any such increase in expenses with freight rate increases, our cash flows and results of operations could be adversely affected. If the market price for used equipment continues to decline, then we could incur substantial losses upon disposition of our revenue equipment which could adversely affect our results of operations and financial condition.

We have significant ongoing capital requirements that could affect our liquidity and profitability if we are unable to generate sufficient cash from operations or obtain sufficient financing on favorable terms.

The transportation and logistics industry is capital intensive. If we are unable to generate sufficient cash from operations in the future, we may have to limit our growth, enter into unfavorable financing arrangements, or operate our revenue equipment for longer periods, any of which could have a material adverse effect on our profitability.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.

The FMCSA and various state and local agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, drug and alcohol testing, safety and insurance requirements. Our owner-operators must comply with the safety and fitness regulations promulgated by the FMCSA, including those relating to drug and alcohol testing and hours-of-service. There also are regulations specifically relating to the trucking industry, including testing and specifications of equipment and product handling requirements. These measures could disrupt or impede the timing of our deliveries and we may fail to meet the needs of our customers. The cost of complying with these regulatory measures, or any future measures, could have a materially adverse effect on our business or results of operations.

A determination that independent contractors are employees could expose us to various liabilities and additional costs.

Federal and state legislators and other regulatory authorities, as well as independent contractors themselves, often seek to assert that independent contractors in the transportation services industry are employees rather than independent contractors. An example of such legislation enacted in California is now enforceable against trucking companies. There can be no assurance that interpretations that support the independent contractor status will not change, that other federal or state legislation will not be enacted or that various authorities will not successfully assert a position that re-classifies independent contractors to be employees. If our independent contractors are determined to be our employees, that determination could materially increase our exposure under a variety of federal and state tax, workers' compensation, unemployment benefits, labor, employment and tort laws, as well as our potential liability for employee benefits. In addition, such changes may be applied retroactively, and if so, we may be required to pay additional amounts to compensate for prior periods. Any of the above increased costs would adversely affect our business and operating results.

We may incur additional operating expenses or liabilities as a result of potential future requirements to address climate change issues.

Federal, state, and local governments, as well as some of our customers, are beginning to respond to global warming issues. This increased focus on sustainability may result in new legislation or regulations and customer requirements that could negatively affect us as we may incur additional costs or be required to make changes to our operations in order to comply with any new regulations or customer requirements. Legislation or regulations that potentially impose restrictions, caps, taxes, or other controls on emissions of greenhouse gases such as carbon dioxide, a by-product of burning fossil fuels such as those used in the Company's trucks, could adversely affect our operations and financial results. More specifically, legislative, or regulatory actions related to climate change could adversely impact the Company by increasing our fuel costs and reducing fuel efficiency and could result in the creation of substantial additional capital expenditures and operating costs in the form of taxes, emissions allowances, or required equipment upgrades. Any of these factors could impair our operating efficiency and productivity and result in higher operating costs. In addition, revenues could decrease if we are unable to meet regulatory or customer sustainability requirements. These additional costs, changes in operations, or loss of revenues could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Business

Our revenue is largely dependent on North American automotive industry production volume and may be negatively affected by future downturns in North American automobile production.

A significant portion of our larger customers are concentrated in the North American automotive industry. During 2023, 43% of our revenues were derived from customers in the North American automotive industry. Our business and growth largely depend on continued demand for its services from customers in this industry. Any future downturns in North American automobile production, which also impacts our steel and other metals customers, could similarly affect our revenues in future periods.

Our business derives a large portion of revenue from a few major customers, and the loss of any one or more of them as customers, or a reduction in their operations, could have a material adverse effect on our business.

A large portion of our revenue is generated from a limited number of major customers concentrated in the automotive, retail and consumer goods, steel and other metals, energy and manufacturing industries. Our top 10 customers accounted for approximately 48% of our operating revenues during 2023. Our contracts with customers generally contain cancellation clauses, and there can be no assurance that these customers will continue to utilize our services or that they will continue at the same levels. Further, there can be no assurance that these customers will not be affected by a future downturn in demand, which would result in a reduction in their operations and corresponding need for our services. Moreover, our customers may individually lose market share, apart from general economic trends. If our major customers lose U.S. market share, they may have less need for services. A reduction in or termination of services by one or more of our major customers could have a material adverse effect on our business and results of operations.

If we are unable to retain our key employees, our business, financial condition, and results of operations could be harmed.

We are highly dependent upon the services of our key employees and executive officers. The loss of any of their services could have a material adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. We cannot assure that we will be able to do so.

A significant labor dispute that involves one of our customers or that could otherwise affect our operations could reduce our revenues and harm our profitability.

Our largest customers employ a substantial number of workers who are members of industrial trade unions, and their employment is subject to the terms of collective bargaining agreements. In 2023, the United Auto Workers conducted a trilateral strike against Ford, General Motors, and Stellantis. Although the UAW reached agreements with Ford, General Motors, and Stellantis, similar such actions in the future could negatively impact our revenue and profitability. A labor dispute involving another supplier to our customers that results in a slowdown or closure of our customers' plants where we provide services could also have a material adverse effect on our business.

Significant increases in labor costs as a result of the renegotiation of our collective bargaining agreements could be harmful to our business and our profitability.

As of December 31, 2023, approximately 33% of our employees were members of unions and subject to collective bargaining agreements. Subject to a few exceptions, each of our unionized facilities has a separate agreement with the union that generally represents the workers at only that facility. Any work stoppages or slowdowns by our employees could affect our ability to meet our customers' needs, and customers may do more business with our competitors if they believe that such actions may adversely affect our ability to provide our services. We may face the permanent loss of customers if we are unable to provide uninterrupted services. The terms of our future collective bargaining agreements may also affect our competitive position and results of operations.

The conflict in the Middle East, or expansion of the conflict to other areas or countries, or similar conflicts in the region could adversely impact our business and financial results.

We do not have any direct operations in Israel, Egypt, Jordan, Lebanon, Syria, the West Bank or Gaza, but we may be affected by the broader consequences of the conflict in the Middle East. The potential implications include increased inflation, supply chain disruption, reduced access to parts for our revenue equipment, embargoes, geopolitical shifts, reduced access to diesel fuel, higher energy prices, and other effects on the global economy. The magnitude of these risks cannot be predicted, including the extent to which the conflicts may heighten other risk factors. Ultimately, these factors could materially and adversely affect the results of our operations.

Ongoing insurance and claims expenses could significantly reduce our earnings and cash flows.

Our future insurance and claims expenses might exceed historical levels, which could reduce our earnings and cash flows. We are self-insured for health and workers' compensation insurance coverage up to certain limits. If medical costs continue to increase, or if the severity or number of claims increase, and if we are unable to offset the resulting increases in expenses with higher freight rates, our earnings could be materially and adversely affected.

We face litigation risks that could have a material adverse effect on the operation of our business.

We face litigation risks regarding a variety of issues, including without limitation, accidents involving our trucks and employees, alleged violations of federal and state labor and employment laws, securities laws, environmental liability, and other matters. These proceedings may be time-consuming, expensive, and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. In recent years, several insurance companies have stopped offering coverage to trucking companies as a result of increases in the severity of automobile liability claims and higher costs of settlements and verdicts. Recent jury awards in the trucking industry have reached into the tens and even hundreds of millions of dollars. Trends in such awards, commonly referred to as nuclear verdicts, could adversely affect our ability to obtain suitable insurance coverage or could significantly increase our cost for obtaining such coverage, which would adversely affect our financial condition, results of operations, liquidity, and cash flows. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity, and cash flows.

We have substantial fixed costs and, as a result, our operating income fluctuates disproportionately with changes in our net sales.

A significant portion of our expenses are fixed costs that neither increase nor decrease proportionately with our sales. There can be no assurance that we would be able to reduce our fixed costs proportionately in response to a decline in our sales; therefore, our competitiveness could be significantly impacted. As a result, a decline in our sales would result in a higher percentage decline in our income from operations and net income.

Our existing and future indebtedness could limit our flexibility in operating our business or adversely affect our business and our liquidity position.

We have outstanding indebtedness, and our debt may fluctuate from time to time in the future for various reasons, including changes in the results of our operations, capital expenditures, and potential acquisitions. Our current indebtedness, as well as any future indebtedness, could, among other things:

- impair our ability to obtain additional future financing for working capital, capital expenditures, acquisitions, or general corporate expenses;

- limit our ability to use operating cash flow in other areas of our business due to the necessity of dedicating a substantial portion of these funds for payments on our indebtedness;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- make it more difficult for us to satisfy our obligations;

- increase our vulnerability to general adverse economic and industry conditions; and

- place us at a competitive disadvantage compared to our competitors.

Our ability to make scheduled payments on, or to refinance, our debt and other obligations will depend on our financial and operating performance, which, in turn, is subject to our ability to implement our strategic initiatives, prevailing economic conditions and certain financial, business, and other factors beyond our control. If our cash flow and capital resources are insufficient to fund our debt service and other obligations, we may be forced to reduce or delay expansion plans and capital expenditures, sell material assets or operations, obtain additional capital, or restructure our debt. We cannot provide any assurance that our operating performance, cash flow and capital resources will be sufficient to pay our debt obligations when they become due. We also cannot provide assurance that we would be able to dispose of material assets or operations or restructure our debt or other obligations if necessary or, even if we were able to take such actions, that we could do so on terms that are acceptable to us.

Disruptions in the credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements and our ability to meet long-term commitments, which could adversely affect our results of operations, cash flows and financial condition.

If cash from operations is not sufficient, we may be required to rely on the capital and credit markets to meet our financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets, as have been experienced during recent years, could adversely affect our ability to draw on our revolving credit facilities. Our access to funds under the credit facilities is dependent on the ability of banks to meet their funding commitments. A bank may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from other borrowers within a short period of time.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged, which could adversely affect our growth and profitability.

Our results of operations may be affected by seasonal factors.

Our productivity may decrease during the winter season when severe winter weather impedes operations. Also, some shippers may reduce their shipments after the winter holiday season. At the same time, operating expenses may increase, and fuel efficiency may decline due to engine idling during periods of inclement weather. Harsh weather conditions generally also result in higher accident frequency, increased freight claims, and higher equipment repair expenditures. Generally, demand for our value-added services delivered to existing customers increases during the second calendar quarter of each year as a result of the automotive industry's spring selling season and decreases during the third quarter of each year due to the impact of scheduled OEM customer plant shutdowns in July for vacations and changeovers in production lines for new model years. Our value-added services business is also impacted in the fourth quarter by plant shutdowns during the December holiday period.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of storm water. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination could occur. In prior years, we also maintained bulk fuel storage and fuel islands at two of our facilities. Our operations may involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

Our business may be disrupted by natural disasters and severe weather conditions causing supply chain disruptions.

Natural disasters such as earthquakes, tsunamis, hurricanes, tornadoes, floods or other adverse weather and climate conditions, whether occurring in the United States or abroad, could disrupt our operations or the operations of our customers or could damage or destroy infrastructure necessary to transport products as part of the supply chain. Specifically, these events may damage or destroy or assets, disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, and affect regional economies. As a result, these events could make it difficult or impossible for us to provide logistics and transportation services; disrupt or prevent our ability to perform functions at the corporate level; and/or otherwise impede our ability to continue business operations in a continuous manner consistent with the level and extent of business activities prior to the occurrence of the unexpected event, which could adversely affect our business and results of operations or make our results more volatile.

Our business may be harmed by public health crises, terrorist attacks, future war, or anti-terrorism measures.

The rapid or unrestricted spread of a contagious illness such as COVID-19, or the fear of such an event, could significantly disrupt global and domestic supply chains for our customers or result in various travel restrictions, any of which could have a material adverse effect on our business and results of operations. The duration of the current disruption in supply chains, and whether the magnitude of the disruption will change, are currently unknown. In addition, in order to prevent terrorist attacks, federal, state, and municipal authorities have implemented and continue to follow various security measures, including checkpoints and travel restrictions on large trucks. Our international operations in Canada and Mexico may be affected significantly if there are any disruptions or closures of border traffic due to security measures. Such measures may have costs associated with them, which, in connection with the transportation services we provide, we or our owner-operators could be forced to bear. Further, a public health crisis, terrorist attack, war, or risk of such an event also may have an adverse effect on the economy. A decline in economic activity could adversely affect our revenue or restrict our future growth. Instability in the financial markets as a result of a health pandemic, terrorism or war also could affect our ability to raise capital. In addition, the insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically or such coverage could be unavailable in the future.

We may be unable to successfully integrate the businesses we acquire into our operations.

Integrating acquired companies may involve unanticipated delays, costs or other operational or financial problems. Successful integration of the businesses we acquire depends on a number of factors, including our ability to transition acquired companies to our management information systems. In integrating acquired businesses, we may not achieve expected economies of scale or profitability or realize sufficient revenues to justify our investment. We also face the risk that an unexpected problem at one of the acquired companies will require substantial time and attention from senior management, diverting management's attention from other aspects of our business. We cannot be certain that our management and operational controls will be able to support us as we grow.

Our information technology systems are subject to certain cyber risks and disasters that are beyond our control.

We depend heavily on the proper functioning and availability of our information, communications, and data processing systems, including operating and financial reporting systems, in operating our business. Our systems and those of our technology and communications providers are vulnerable to interruptions caused by natural disasters, power loss, telecommunication and internet failures, cyber-attack, and other events beyond our control. Accordingly, information security and the continued development and enhancement of the controls and processes designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for us.

We have been, and in the future may be, subject to cybersecurity and malware attacks and other intentional hacking. Any failure to identify and address or to prevent a cyber- or malware-attack could result in service interruptions, operational difficulties, loss of revenues or market share, liability to our customers or others, the diversion of corporate resources, injury to our reputation and increased service and maintenance costs.

Although our information systems are protected through physical and software security as well as redundant backup systems, they remain susceptible to cyber security risks. Some of our software systems are utilized by third parties who provide outsourced processing services which may increase the risk of a cyber-security incident. We have invested and continue to invest in technology security initiatives, employee training, information technology risk management and disaster recovery plans. The development and maintenance of these measures is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly more sophisticated. Despite our efforts, we are not fully insulated from data breaches, technology disruptions or data loss, which could adversely impact our competitiveness and results of operations.

Any future successful cyber-attack or catastrophic natural disaster could significantly affect our operating and financial systems and could temporarily disrupt our ability to provide required services to our customers, impact our ability to manage our operations and perform vital financial processes, any of which could have a materially adverse effect on our business.

We are subject to certain risks arising from doing business in Mexico.

As we continue to grow our business in Mexico, we are subject to greater risks of doing business internationally. Those risks include but are not limited to the following:

- Fluctuations in foreign currencies;

- changes in the economic strength of Mexico;

- difficulties in enforcing contractual obligations and intellectual property rights;

- burdens of complying with a wide variety of international and U.S. export and import laws; and

- social, political, and economic instability.

We also face additional risks associated with our business in Mexico, including but not limited to the following:

- The adoption and enforcement of restrictive trade policies;

- the imposition of any import or export tariffs, taxes, duties, or fees;

- the safety and security of our employees and independent contractors, and the potential theft or vandalism of our revenue equipment; and

- potential disruptions or delays at border crossings due to immigration-related issues or other factors.

If we are unable to address business concerns related to our Mexican operations in a timely and cost-efficient manner, our financial position, results of operations, or cash flows could be adversely affected.

Risks Related to Our Common Stock

Our public shareholders may have limited influence over our significant corporate actions.

Matthew T. Moroun, the Chairman of our Board of Directors, is the trustee of certain family trusts that collectively own greater than 50% of our outstanding shares. In this capacity, Mr. Moroun holds investment power over the shares in the family trusts. Frederick P. Calderone, a member of our Board of Directors, is the special trustee of the family trusts and, in that capacity, he exercises voting authority over the shares in the family trusts. The special trustee serves at the discretion of the trustee of the trusts, and members of the Moroun family are the beneficiaries of the trusts. Votes cast on behalf of the family trusts control any action requiring the general approval of our shareholders, including the election of our board of directors, the adoption of amendments to our articles of incorporation and bylaws, and the approval of any merger or sale of substantially all of our assets. This concentration of ownership could also limit the price that some investors might be willing to pay for shares of our common stock.

The interests of our controlling shareholders may conflict with those of the Company and our other shareholders.

The interests of the Moroun family trusts could conflict with the interests of Universal or our other shareholders. For example, the concentration of ownership in the trusts could delay, defer, or prevent a change of control of the Company that may otherwise be favorable to the Company and our other shareholders. The votes cast on behalf of the family trusts could also result in our entry into transactions or agreements that our other shareholders do not approve. Our controlling shareholders might also refrain from voting in favor of a transaction that would result in our other shareholders receiving consideration for our common stock that is much higher than its then-current market price. Any such decisions that may be made in the future by our controlling shareholders will be in their absolute discretion, subject to applicable laws and fiduciary duties.

Because we are a "controlled company" under NASDAQ rules, we are not subject to certain corporate governance standards that apply to other publicly traded companies.

The NASDAQ rules state that a controlled company is one in which more than 50% of the voting power is held by another person or group of persons acting together. A controlled company may elect not to comply with certain corporate governance requirements, including:

- a majority of the board of directors consist of independent directors;

- a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

We are a controlled company under these rules, and these requirements will not apply to us as long as we retain that status. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

Our stock trading volume may not provide adequate liquidity for investors.

Although shares of our common stock are traded on the NASDAQ Global Market, the average daily trading volume in our common stock is less than that of other larger transportation and logistics companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the daily average trading volume of our common stock, significant sales of the common stock in a brief period of time, or the expectation of these sales, could cause a decline in the price of our common stock. Additionally, low trading volumes may limit a shareholder's ability to sell shares of our common stock.

Our ability to pay regular dividends on our common stock is subject to the discretion of our Board of Directors and will depend on, among other things, our financial condition, results of operations, capital requirements, any covenants included in our credit facilities any legal or contractual restrictions on the payment of dividends and other factors the Board of Directors deems relevant.

We have adopted a cash dividend policy which anticipates a total annual dividend of $0.42 per share of common stock. However, the payment of future dividends will be at the discretion of our Board of Directors and will depend, among other things, on our financial condition, results of operations, capital requirements, any covenants included in our credit facilities, any legal or contractual restrictions on the payment of dividends and other factors the Board of Directors deem relevant. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our common stock. Any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our common stock.

Our articles of incorporation and bylaws have, and under Michigan law are subject to, provisions that could deter or prevent a change of control.

Our articles of incorporation and bylaws contain provisions that might enable our management to resist a proposed takeover of our Company. These provisions could discourage, delay, or prevent a change of control of our Company or an acquisition of our Company at a price that our shareholders may find attractive. These provisions also may discourage proxy contests and make it more difficult for our shareholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

- a requirement that special meetings of our shareholders may be called only by our Board of Directors, the Chairman of our Board of Directors, our Chief Executive Officer, or the holders of a majority of our outstanding common stock;

- advance notice requirements for shareholder proposals and nominations;

- the authority of our Board of Directors to issue, without shareholder approval, preferred stock with such terms as the Board of Directors may determine, including in connection with our implementation of any shareholders rights plan; and

- an exclusive forum bylaw provision requiring that any derivative action brought on behalf of the corporation, any action asserting a claim of breach of a legal or fiduciary duty and any similar claim under the Michigan Business Corporation Act or our articles of incorporation must be brought exclusively in the Circuit Court of the County of Macomb in the State of Michigan or the United States District Court for the Eastern District of Michigan, Southern Division.

In addition, certain provisions of Michigan law that apply to us could discourage or prevent a change of control or acquisition of our Company.

Ineffective internal control over financial reporting could result in errors in our financial statements, reduce investor confidence, and adversely impact our stock price.

As discussed in Part II, Item 9A "Management's Report on Internal Control Over Financial Reporting" later in this report, in the fourth quarter of 2023, we identified a material weakness in controls in place to identify potential data-entry errors related to our contracted rates and quantities and their associated invoices and amounts recorded as unbilled revenue. We are in the process of remediating the material weakness, but our efforts may not be successful. To remediate the material weakness, we plan to modify our policies and procedures for the timely review and approval of those contracted rates that are entered into the system, add a monitoring control that requires a secondary review of all contracted rates entered into the system to ensure they are being reviewed timely and entered accurately, and enhance the controls associated with invoices to ensure they reflect contracted rates. If we are unable to remediate the material weakness in an appropriate and timely manner, or if we identify additional control deficiencies that individually or together constitute significant deficiencies or material weaknesses, our ability to accurately record, process, and report financial information and consequently, our ability to prepare financial statements within required time periods, could be adversely affected. Failure to maintain effective internal control over financial reporting could result in violations of applicable securities laws, stock exchange listing requirements, and the covenants under our debt agreements, subject us to litigation and investigations, negatively affect investor confidence in our financial statements, and adversely impact our stock price and ability to access capital markets.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 1C: CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF and AI Risk Management Framework). This does not mean that we meet any particular technical standards, specifications, or requirements, but only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Information about cybersecurity risks and our risk management processes is collected, analyzed and considered as part of our overall enterprise risk management program.

Key components of our cybersecurity risk management program include:

- risk assessments designed to help identify cybersecurity risks to our critical systems, information, services, and our broader enterprise IT environment;

- a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;

- cybersecurity awareness training of our employees, incident response personnel and senior management; and

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

At this time, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For an additional discussion of certain risks associated with cybersecurity see Item 1A, "Risk Factors" above.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management's implementation of our cybersecurity risk management program. The Audit Committee receives quarterly reports from management on our cybersecurity risks. In addition, management updates the Audit Committee, as necessary, regarding any significant cybersecurity incidents. The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity, and the full Board also receives a periodic briefing from management on our cyber risk management program.

Our Cybersecurity team, led by our Manager of Information Security, is responsible for assessing and managing our material risks from cybersecurity threats. The team is led by individuals who, on a combined basis, have more than 20 years of IT and cybersecurity related experience across multiple industries. Our Manager of Information Security has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and any retained external cybersecurity consultants.

Our Cybersecurity team is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through various means, which may include, among other things, briefings with internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in our IT environment.

ITEM 2: PROPERTIES

We are headquartered and maintain our corporate administrative offices in Warren, Michigan. We own our corporate administrative offices, as well as 23 terminal yards and other properties in the following locations: Dearborn, Michigan; Romulus, Michigan; Compton, California; Riverside, California; Jacksonville, Florida; Garden City, Georgia; Savannah, Georgia; Harvey, Illinois; Gary, Indiana; Louisville, Kentucky; Albany, Missouri; South Kearny, New Jersey; Cleveland, Ohio; Columbus, Ohio; Reading, Ohio; York County, Pennsylvania; Wall, Pennsylvania; Mount Pleasant, South Carolina; Memphis, Tennessee; Dallas, Texas; Houston, Texas; Cloverdale, Virginia; and Clearfield, Utah.

As of December 31, 2023, we also leased 87 operating, terminal and yard, and administrative facilities in various U.S. cities located in 22 states, in Windsor, Ontario; and in Monterrey, Mexico; Saltillo, Mexico; and San Luis Potosí, Mexico. Generally, our facilities are utilized by our operating segments for various administrative, transportation-related or value-added services. We also deliver value-added services under our contract logistics segment inside or linked to 38 facilities provided by customers. Certain of our leased facilities are leased from entities controlled by our majority shareholders. These facilities are leased on either a month-to-month basis or extended terms. For more information on our lease arrangements, see Part II, Item 8: Notes 10, 12 and 15 to the Consolidated Financial Statements.

ITEM 3: LEGAL PROCEEDINGS

The Company is involved in certain other claims and pending litigation arising from the ordinary conduct of business. We also provide accruals for claims within our self-insured retention amounts. Based on the knowledge of the facts, and in certain cases, opinions of outside counsel, in the Company's opinion the resolution of these claims and pending litigation will not have a material effect on our financial position, results of operations or cash flows. However, if we experience claims that are not covered by our insurance or that exceed our estimated claim reserve, it could increase the volatility of our earnings and have a materially adverse effect on our financial condition, results of operations or cash flows.

ITEM 4: MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5: **MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market Information

Our common stock is traded on The NASDAQ Global Market under the symbol ULH.

As of March 4, 2024, there were approximately 50 record holders of our common stock, based upon data available to us from our transfer agent. We believe, however, that we have a significantly greater number of shareholders because a substantial number of our common shares are held at the Depository Trust & Clearing Corporation on behalf of our shareholders.

Dividends

We have a cash dividend policy that anticipates a regular dividend of $0.42 per share of common stock, payable in quarterly increments of $0.105 per share of common stock. In addition, under our current dividend policy, after considering the regular quarterly dividends made during the year, the Board of Directors also evaluates the potential declaration of an annual special dividend payable in the first quarter of each year. The Board of Directors did not declare a special dividend in the first quarter of 2024.

Currently, we anticipate continuing to pay cash dividends on a quarterly basis, but we cannot guarantee that such dividends will be paid in the future. Future dividend policy and the payment of dividends, if any, will be determined by the Board of Directors in light of circumstances then existing, including our earnings, financial condition and other factors deemed relevant by the Board of Directors.

Limitations on our ability to pay dividends are described under the section captioned "Liquidity and Capital Resources – Revolving Credit, Promissory Notes and Term Loan Agreements" in Item 7 of this Form 10-K.

Securities Authorized for Issuance under Equity Compensation Plans

See Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters" of this Annual Report for a presentation of compensation plans under which equity securities of the Company are authorized for issuance.

Purchases of Equity Securities by the Issuer

On July 29, 2021, the Company announced that it had been authorized to purchase up to 1,000,000 shares of its common stock from time to time in the open market. As of December 31, 2023, 513,251 shares remain available under this authorization. No specific expiration date has been assigned to the authorization.

There were no purchases of our equity securities by or on behalf of us or any affiliated purchaser within the fourth quarter of 2023.

Performance Graph

The graph below matches Universal Logistics Holdings, Inc.'s cumulative 5-year total shareholder return on common stock with the cumulative total returns of the NASDAQ Composite index and the NASDAQ Transportation index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from December 31, 2018 to December 31, 2023.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Universal Logistics Holdings, Inc., the NASDAQ Composite Index
and the NASDAQ Transportation Index

*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Universal Logistics Holdings, Inc.	100.00	107.96	118.61	110.74	199.29	169.50
NASDAQ Composite...	100.00	136.69	198.10	242.03	163.28	236.17
NASDAQ Transportation......................................	100.00	123.21	130.96	148.36	120.19	161.24

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6:   RESERVED

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Universal Logistics Holdings, Inc. is a holding company whose subsidiaries provide a variety of customized transportation and logistics solutions throughout the United States and in Mexico, Canada and Colombia. Our operating subsidiaries provide a comprehensive suite of transportation and logistics solutions that allow our customers to reduce costs and manage their global supply chains more efficiently. We market our services through a direct sales and marketing network focused on selling our portfolio of services to large customers in specific industry sectors, through company-managed facilities and full-service freight forwarding and customs house brokerage offices, and through a contract network of agents who solicit freight business directly from shippers.

We operate, manage or provide services at 121 logistics locations in the United States, Mexico, Canada and Colombia and through our network of agents and owner-operators located throughout the United States and in Ontario, Canada. Thirty-eight of our value-added service operations are located inside customer plants or distribution operations; the other facilities are generally located close to our customers' plants to optimize the efficiency of their component supply chains and production processes. Our facilities and services are often directly integrated into the production processes of our customers and represent a critical piece of their supply chains. To support our flexible business model, we generally coordinate the duration of real estate leases associated with our value-added services with the end date of the related customer contract associated with such facility, or use month-to-month leases, in order to mitigate exposure to unrecovered lease costs.

We offer our customers a wide range of transportation services by utilizing a diverse fleet of tractors and trailing equipment provided by us, our owner-operators and third-party transportation companies. Our owner-operators provided us with 1,766 tractors and 950 trailers. We own 2,284 tractors, 4,434 trailers, 3,494 chassis and 108 containers. Our agents and owner-operators are independent contractors who earn a fixed commission calculated as a percentage of the revenue or gross profit they generate for us and who bring an entrepreneurial spirit to our business. Our transportation services are provided through a network of both union and non-union employee drivers, owner-operators, contract drivers, and third-party transportation companies.

As of December 31, 2023, we employed 9,311 people in the United States, Mexico, Canada, and Colombia, including 3,038 employees subject to collective bargaining agreements. We also engaged contract staffing vendors to supply an average of 450 additional personnel on a full-time-equivalent basis.

Our use of agents and owner-operators allows us to maintain both a highly flexible cost structure and a scalable business operation, while reducing investment requirements. These benefits are passed on to our customers in the form of cost savings and increased operating efficiency, while enhancing our cash generation and the returns on our invested capital and assets.

We believe that our flexible business model also offers us substantial opportunities to grow through a mixture of organic growth and acquisitions. We intend to continue our organic growth by recruiting new agents and owner-operators, expanding into new industry verticals and targeting further penetration of our key customers. We believe our integrated suite of transportation and logistics services, our network of facilities in the United States, Mexico, Canada, and Colombia, our long-term customer relationships and our reputation for operational excellence will allow us to capitalize on these growth opportunities. We also expect to continue to make strategic acquisitions of companies that complement our business model, as well as companies that derive a portion of their revenues from asset based operations.

We report our financial results in four distinct reportable segments, contract logistics, intermodal, trucking, and company-managed brokerage. Operations aggregated in our contract logistics segment deliver value-added and/or dedicated transportation services to support in-bound logistics to original equipment manufacturers (OEMs) and major retailers on a contractual basis, generally pursuant to terms of one year or longer. Our intermodal segment is associated with local and regional drayage moves predominately coordinated by company-managed terminals using a mix of owner-operators, company equipment and third-party capacity providers (broker carriers). Operations aggregated in our trucking segment are associated with individual freight shipments coordinated by our agents and company-managed terminals using a mix of owner-operators, company equipment and broker carriers. Our company-managed brokerage segment provides for the pick-up and delivery of individual freight shipments using broker carriers, coordinated by our company-managed operations.

Current Economic Conditions

As a leading provider of customized freight transportation and logistics solutions, our business can be impacted to varying degrees by factors beyond our control. The COVID-19 virus that emerged in 2020 affected economic activity broadly and customer sectors served by our industry. Labor and equipment shortages continue to present challenges to many transportation-related industries. Disruptions in supply chains for industrial materials and supplies have impacted some of the end-market activities that create demand for our services, and a significant labor dispute involving one or more of our customers could reduce our revenues and harm our profitability. We cannot predict how long these dynamics will last, or whether future challenges, if any, will adversely affect our results of operations.

Additionally, economic inflation can have a negative impact on our operating costs, and any economic recession could depress activity levels and adversely affect our results of operations. A prolonged period of inflationary pressures could cause interest rates, equipment, maintenance, labor and other operating costs to continue to increase. If the Company is unable to offset rising costs through corresponding customer rate increases, such increases could adversely affect our results of operations. However, the pricing environment generally becomes more competitive during economic downturns, which may, as it has in the past, affect our ability to obtain price increases from customers both during and following such periods. Also, an economic recession could depress customer demand for transportation services.

Factors Affecting Our Revenues

Operating Revenues. We generate substantially all of our revenues through fees charged to customers for the transportation of freight and for the customized logistics services we provide. We also derive revenue from fuel surcharges, where separately identifiable, loading and unloading activities, equipment detention, container management and storage and other related services. Operations in our intermodal, trucking and company-managed brokerage segments are associated with individual freight shipments coordinated by our agents and company-managed terminals. In contrast, our contract logistics segment delivers value-added services and/or transportation services to specific customers on a dedicated basis, generally pursuant to contract terms of one year or longer. Our segments are further distinguished by the amount of forward visibility we have into pricing and volumes, and also by the extent to which we dedicate resources and company-owned equipment. Fees charged to customers by our full service international freight forwarding and customs house brokerage are based on the specific means of forwarding or delivering freight on a shipment-by-shipment basis.

Our truckload, intermodal and brokerage revenues are primarily influenced by fluctuations in freight volumes and shipping rates. The main factors that affect these are competition, available truck capacity, and economic market conditions. Our value-added and dedicated transportation business is substantially driven by the level of demand for outsourced logistics services. Major factors that affect our revenues include changes in manufacturing supply chain requirements, production levels in specific industries, pricing trends due to levels of competition and resource costs in logistics and transportation, and economic market conditions.

We recognize revenue as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration the Company expects to receive in exchange for its services. For our transportation services businesses, which include truckload, brokerage, intermodal and dedicated services, revenue is recognized over time as the performance obligations on the in-transit services are completed. For the Company's value-added service businesses, we have elected to use the "right to invoice" practical expedient, reflecting that a customer obtains the benefit associated with value-added services as they are provided. For additional information on revenue recognition, see Item 8, Note 3 to the Consolidated Financial Statements.

Factors Affecting Our Expenses

Purchased transportation and equipment rent. Purchased transportation and equipment rent represents the amounts we pay to our owner-operators or other third party equipment providers to haul freight and, to the extent required to deliver certain logistics services, the cost of equipment leased under short-term contracts from third parties. The amount of the purchased transportation we pay to our owner-operators is primarily based on contractually agreed-upon rates for each load hauled, net of any rental income we receive by leasing our trailers to owner-operators. The expense also includes the amount of fuel surcharges, where separately identifiable, that we receive from our customers and pass through to our owner-operators. Our strategy is to maintain a highly flexible business model that employs a cost structure that is mostly variable in nature. As a result, purchased transportation and equipment rent is the largest component of our costs and increases or decreases proportionately with changes in the amount of revenue generated by our owner-operators and other third party providers and with the production volumes of our customers. We recognize purchased transportation and equipment rent as the services are provided.

Direct personnel and related benefits. Direct personnel and related benefits include the salaries, wages and fringe benefits of our employees, as well as costs related to contract labor utilized in selling and operating activities. These costs are a significant component of our cost structure and increase or decrease proportionately with the expansion, addition or closing of operating facilities. As of December 31, 2023, approximately 33% of our employees were subject to collective bargaining agreements. Any changes in union agreements will affect our personnel and related benefits cost. The operations in the United States, Mexico and Canada that are subject to collective bargaining agreements have separate, individualized agreements with several different unions that represent employees in these operations. While there are some facilities with multiple unions, each collective bargaining agreement with each union covers a single facility for that union. Such agreements have expiration dates that are generally independent of other collective bargaining agreements and include economics and operating terms tailored to the specific operational requirements of a customer. Our operation in Mexico provides competitive compensation within the Mexican statutory framework for managerial and supervisory personnel.

Operating supplies and expenses. These expenses include items such as fuel, tires and parts repair items primarily related to the maintenance of company owned and leased tractors, trailers and lift equipment, as well as licenses, dock supplies, communication, utilities, operating taxes and other general operating expenses. Because we maintain a flexible business model, our operating expenses generally relate to equipment utilization, fluctuations in customer demand and the related impact on our operating capacity. Our transportation services provided by company owned equipment depend on the availability and pricing of diesel fuel. Although we often include fuel surcharges in our billing to customers to offset increases in fuel costs, other operating costs have been, and may continue to be, impacted by fluctuating fuel prices. We recognize these expenses as they are incurred and the related income as it is earned.

Commission expense. Commission expense represents the amount we pay our agents for generating shipments on our behalf. The commissions we pay to our agents are generally established through informal oral agreements and are based on a percentage of revenue or gross profit generated by each load hauled. Traditionally, commission expense increases or decreases in proportion to the revenues generated through our agents. We recognize commission expense at the time we recognize the associated revenue.

Occupancy expense. Occupancy expense includes all costs related to the lease and tenancy of terminals and operating facilities, except utilities, unless such costs are otherwise covered by our customers. Although occupancy expense is generally related to fluctuations in overall customer demand, our contracting and pricing strategies help mitigate the cost impact of changing production volumes. To minimize potential exposure to inactive or underutilized facilities that are dedicated to a single customer, we strive where possible to enter into lease agreements that are coterminous with individual customer contracts, and we seek contract pricing terms that recover fixed occupancy costs, regardless of production volume. Occupancy expense may also include certain lease termination and related occupancy costs that are accelerated for accounting purposes into the fiscal year in which such a decision was implemented.

General and administrative expense. General and administrative expense includes the salaries, wages and benefits of administrative personnel, related support costs, taxes (other than income and property taxes), adjustments due to foreign currency transactions, bad debt expense, and other general expenses, including gains or losses on the sale or disposal of assets. These expenses are generally not directly related to levels of operating activity and may contain other expenses related to general business operations. We recognize general and administrative expense when it is incurred.

Insurance and claims. Insurance and claims expense represents our insurance premiums and the accruals we make for claims within our self-insured retention amounts. Our insurance premiums are generally calculated based on a mixture of a percentage of line-haul revenue and the size of our fleet. Our accruals have primarily related to cargo and property damage claims. We may also make accruals for personal injuries and property damage to third parties, physical damage to our equipment, general liability and workers' compensation claims if we experience a claim in excess of our insurance coverage. To reduce our exposure to non-trucking use liability claims (claims incurred while the vehicle is being operated without a trailer attached or is being operated with an attached trailer which does not contain or carry any cargo), we require our owner-operators to maintain non-trucking use liability coverage, which the industry refers to as deadhead bobtail coverage, of $2.0 million per occurrence. Our exposure to liability associated with accidents incurred by other third party providers who haul freight on our behalf is reduced by various factors including the extent to which they maintain their own insurance coverage. Our insurance expense varies primarily based upon the frequency and severity of our accident experience, insurance rates, our coverage limits and our self-insured retention amounts.

Depreciation and amortization. Depreciation and amortization expense relates primarily to the depreciation of owned tractors, trailers, computer and operating equipment, and buildings as well as the amortization of the intangible assets recorded for our acquired customer contracts and customer and agent relationships. We estimate the salvage value and useful lives of depreciable assets based on current market conditions and experience with past dispositions.

Operating Revenues

For financial reporting, we broadly group our services into the following categories: truckload services, brokerage services, intermodal services, dedicated services and value-added services. Our truckload, brokerage and intermodal services are associated with individual freight shipments coordinated by our agents and company-managed terminals, while our dedicated and value-added services are provided to specific customers on a contractual basis, generally pursuant to contract terms of one year or longer. The following table sets forth operating revenues resulting from each of these service categories for the years ended December 31, 2023, 2022 and 2021, presented as a percentage of total operating revenues:

	Years ended December 31,		
	2023	2022	2021
Operating revenues:			
Truckload services	12.9%	11.4%	14.2%
Brokerage services	14.7	18.3	22.9
Intermodal services	22.5	29.4	27.0
Dedicated services	20.7	16.1	11.7
Value-added services	29.2	24.8	24.2
Total operating revenues	100.0%	100.0%	100.0%

Results of Operations

2023 Compared to 2022

The following table sets forth items derived from our Consolidated Statements of Income for the years ended December 31, 2023 and 2022:

	2023		2022		Percent Change in Dollar Amount
(Dollars in millions)	$	%	$	%	%
Operating revenues	$ 1,662,139	100.0%	$ 2,015,456	100.0%	(17.5)%
Operating expenses:					
Purchased transportation and equipment rent	571,213	34.4	847,414	42.0	(32.6)
Direct personnel and related benefits	542,779	32.7	520,263	25.8	4.3
Operating supplies and expenses	170,994	10.3	177,440	8.8	(3.6)
Commission expense	31,370	1.9	40,288	2.0	(22.1)
Occupancy expense	44,301	2.7	41,286	2.0	7.3
General and administrative	51,839	3.1	48,924	2.4	6.0
Insurance and claims	27,163	1.6	22,749	1.1	19.4
Depreciation and amortization	77,036	4.6	76,657	3.8	0.5
Total operating expenses	1,516,695	91.2	1,775,021	88.1	(14.6)
Income from operations	145,444	8.8	240,435	11.9	(39.5)
Interest (expense), net	(22,753)	(1.4)	(16,156)	(0.8)	40.8
Other non-operating income	1,608	0.1	1,143	0.1	40.7
Income before income taxes	124,299	7.5	225,422	11.2	(44.9)
Income tax expense	31,398	1.9	56,790	2.8	(44.7)
Net income	$ 92,901	5.6%	$ 168,632	8.4%	(44.9)%

Operating revenues. The decrease in operating revenues was primarily due to decreased rates and volumes in our transactional transportation-related services, which includes truckload, brokerage, and intermodal services. Operating revenues included separately identified fuel surcharges of $118.3 million in 2023, compared to $168.6 million in 2022. Also included in operating revenues were other accessorial charges such as detention, demurrage and storage, which totaled $58.1 million during 2023 compared to $123.6 million one year earlier.

Purchased transportation and equipment rent. Purchased transportation and equipment rent generally increases or decreases in proportion to the revenues generated through owner-operators and other third party providers. These fluctuations are generally correlated with changes in demand for transactional transportation-related services. The absolute decrease in purchased transportation and equipment rental costs was primarily the result of an overall decrease in transactional transportation-related services. In 2023, transactional transportation-related service revenues decreased 30.1% compared to the prior year.

Direct personnel and related benefits. Trends in direct personnel and benefit costs are generally correlated with changes in operating facilities and headcount requirements and, therefore, fluctuate correspondingly with the level of demand for our staffing needs in our contract logistics segment, which includes value-added services and dedicated transportation, as well as the use of employee drivers in certain of our intermodal operations. The increase was due to the launch of new business wins and robust volumes experienced at our contract logistics operations during 2023. While generalizations about the impact of personnel and related benefits costs are difficult, we manage compensation and staffing levels, including the use of contract labor, to maintain target economics based on near-term projections of demand for our services.

Operating supplies and expenses. Operating supplies and expenses include items such as fuel, maintenance, cost of materials, communications, utilities and other operating expenses, and generally relate to fluctuations in customer demand. The main element driving the change was a decrease in other operating expenses including professional fees and bad debt expense. This was partially offset by an increase in vehicle and other maintenance.

Commission expense. Commission expense decreased due to decreased revenue in our agency-based truckload business and decreased revenue from our intermodal agents.

Occupancy expense. The increase in occupancy expense was attributable to an increase in building rents and property taxes.

General and administrative. The increase in general and administrative expense was primarily due to an increase in salaries and wages as well as professional fees.

Insurance and claims. The increase in insurance and claims expense was primarily due to a decrease in owner operator insurance deductions primarily related to the conversion of drivers in California to employees and an increase in auto liability insurance and claims expense. This was partially offset by a decrease in cargo claims. 2022 also included a $3.0 million credit to insurance and claims expense resulting from the favorable settlement of certain auto liability claims.

Depreciation and amortization. The increase in depreciation and amortization expense resulted from a $2.1 million increase in depreciation expense and was partially offset by a $1.7 million decrease in amortization expense. During 2022, Universal revised the estimated useful life and salvage value of certain equipment, and these adjustments resulted in additional depreciation expense of $9.7 million in 2022.

Interest expense, net. The increase in net interest expense reflects an increase in our outstanding borrowings as well as an increase in interest rates on our outstanding borrowings. As of December 31, 2023, our outstanding borrowings were $386.4 million compared to $382.9 million at December 31, 2022.

Other non-operating income (expense). Other non-operating income increased by $0.5 million in 2023 and included $0.2 million in realized gain on sales of marketable securities during the year.

Income tax expense. Our effective income tax rate was 25.3% in 2023 compared to 25.2% last year. The decrease in income taxes is primarily the result of a decrease in taxable income.

2022 Compared to 2021

The following table sets forth items derived from our Consolidated Statements of Income for the years ended December 31, 2022 and 2021:

(Dollars in millions)	2022 $	2022 %	2021 $	2021 %	Percent Change in Dollar Amount %
Operating revenues	$ 2,015,456	100.0%	$ 1,750,980	100.0%	15.1%
Operating expenses:					
Purchased transportation and equipment rent	847,414	42.0	824,789	47.1	2.7
Direct personnel and related benefits	520,263	25.8	454,256	25.9	14.5
Operating supplies and expenses	177,440	8.8	149,394	8.5	18.8
Commission expense	40,288	2.0	33,894	1.9	18.9
Occupancy expense	41,286	2.0	37,286	2.1	10.7
General and administrative	48,924	2.4	42,035	2.4	16.4
Insurance and claims	22,749	1.1	38,829	2.2	(41.4)
Depreciation and amortization	76,657	3.8	67,537	3.9	13.5
Total operating expenses	1,775,021	88.1	1,648,020	94.1	7.7
Income from operations	240,435	11.9	102,960	5.9	133.5
Interest (expense), net	(16,156)	(0.8)	(11,599)	(0.7)	39.3
Other non-operating income	1,143	0.1	7,220	0.4	(84.2)
Income before income taxes	225,422	11.2	98,581	5.6	128.7
Income tax expense	56,790	2.8	24,848	1.4	128.5
Net income	$ 168,632	8.4%	$ 73,733	4.2%	128.7%

Operating revenues. The increase in operating revenues was primarily due to robust volumes in our contract logistics segment and increased rates in our transactional transportation-related services, which includes truckload, brokerage, and intermodal services. Operating revenues included separately identified fuel surcharges of $168.6 million in 2022, compared to $96.9 million in 2021. Also included in operating revenues were other accessorial charges such as detention, demurrage and storage, which totaled $123.6 million during 2022 compared to $84.9 million one year earlier.

Purchased transportation and equipment rent. Purchased transportation and equipment rent generally increases or decreases in proportion to the revenues generated through owner-operators and other third party providers. These fluctuations are generally correlated with changes in demand for transactional transportation-related services. The absolute increase in purchased transportation and equipment rental costs was primarily the result of an overall increase in transactional transportation-related services. In 2022, transactional transportation-related service revenues increased 14.2% compared to 2021.

Direct personnel and related benefits. Trends in direct personnel and benefit costs are generally correlated with changes in operating facilities and headcount requirements and, therefore, fluctuate correspondingly with the level of demand for our staffing needs in our contract logistics segment, which includes value-added services and dedicated transportation, as well as the use of employee drivers in certain of our intermodal operations. The increase was due to the launch of new business wins and robust volumes experienced at our contract logistics operations during 2022. While generalizations about the impact of personnel and related benefits costs are difficult, we manage compensation and staffing levels, including the use of contract labor, to maintain target economics based on near-term projections of demand for our services.

Operating supplies and expenses. Operating supplies and expenses include items such as fuel, maintenance, cost of materials, communications, utilities and other operating expenses, and generally relate to fluctuations in customer demand. The main elements driving the change were increases in fuel expense on company tractors, vehicle and other maintenance, and bad debt expense. These were partially offset by decreases in other operating expenses including professional fees and travel and entertainment expense. Other operating expenses included $5.8 million of previously disclosed legal matters in 2021.

Commission expense. Commission expense increased due to increased revenue from both our agency based truckload business and our intermodal agents.

Occupancy expense. The increase in occupancy expense was attributable to an increase in building rents and property taxes.

General and administrative. The increase in general and administrative expense was primarily attributable to an increase in salaries, wages, and benefits.

Insurance and claims. The decrease in insurance and claims was attributable to decreases in auto liability insurance premiums and claims expense and in cargo and service failure claims. Our 2022 insurance and claims included a $3.0 million credit resulting from the favorable settlement of certain auto liability claims during the period. Included in insurance and claims expense in 2021 were $6.0 million related to previously disclosed items.

Depreciation and amortization. The increase in depreciation and amortization expense resulted from an $8.6 million increase in depreciation expense and a $0.5 million increase in amortization expense. During 2022, Universal revised the estimated useful life and salvage value of certain equipment, and these adjustments resulted in additional depreciation expense of $9.7 million during the period.

Interest expense, net. The increase in net interest expense reflects an increase in interest rates partially offset by a decrease in our outstanding borrowings. As of December 31, 2022, our outstanding borrowings totaled $382.9 million compared to $428.4 million at the same time in 2021.

Other non-operating income. Other non-operating income for 2022 includes a $1.0 million pre-tax holding gain on marketable securities due to changes in fair value recognized in income. Other non-operating income for 2021 includes a $5.7 million pre-tax gain from a favorable legal settlement and a $1.5 million pre-tax holding gain on marketable securities due to changes in fair value recognized in income.

Income tax expense. Our effective tax rate was 25.2% in both 2022 and 2021. The increase in income taxes in 2022 is the result of an increase in taxable income.

Segment Financial Results

We report our financial results in four distinct reportable segments: contract logistics, intermodal, trucking, and company-managed brokerage, which are based primarily on the services each segment provides. This presentation reflects the manner in which management evaluates our operating segments, including an evaluation of economic characteristics and applicable aggregation criteria.

The following tables summarize information about our reportable segments for the years ended December 31, 2023, 2022 and 2021 (in thousands):

| | Operating Revenues | | |
| | December 31, | | |
	2023	2022	2021
Contract logistics	$ 829,574	$ 823,934	$ 627,220
Intermodal	374,667	591,946	473,059
Trucking	333,211	392,639	403,312
Company-managed brokerage	119,741	200,536	242,794
Other	4,946	6,401	4,595
Total operating revenues	$ 1,662,139	$ 2,015,456	$ 1,750,980

| | Income from Operations | | |
| | December 31, | | |
	2023	2022	2021
Contract logistics	$ 127,752	$ 118,437	$ 44,809
Intermodal	1,297	83,640	30,379
Trucking	17,258	27,564	19,607
Company-managed brokerage	(2,221)	9,993	7,122
Other	1,358	801	1,043
Total income from operations	$ 145,444	$ 240,435	$ 102,960

2023 Compared to 2022

In the contract logistics segment, which includes our value-added and dedicated services, operating revenues increased 0.7%. At the end of 2023, we managed 71 value-added programs compared to 63 at the end of 2022. Included in our contract logistics segment revenues for 2023 were $36.3 million in separately identified fuel surcharges from dedicated transportation services, compared to $41.7 million last year. Income from operations increased $9.3 million and operating margin, as a percentage of revenue was 15.4% for 2023, compared to 14.4% last year.

Operating revenues in the intermodal segment decreased 36.7% primarily due to decreases in the average revenue per load, excluding fuel surcharges and in the number of loads hauled. Included in intermodal segment revenues for 2023 were $56.5 million in separately identified fuel surcharges, compared to $92.3 million last year. Intermodal segment revenues also include other accessorial charges such as detention, demurrage and storage, which totaled $58.1 million during 2023 compared to $123.6 million one year earlier. The average operating revenue per load, excluding fuel surcharges, decreased 19.8% and load volumes fell an additional 14.3% on a year-over-year basis. As a percentage of revenue, operating margin in the intermodal segment for 2023 was 0.3%, compared to 14.1% one year earlier.

In the trucking segment, operating revenues decreased 15.1% primarily due to decreases in the average revenue per load, excluding fuel surcharges and in the number of loads hauled. Trucking segment revenues included $124.3 million of brokerage services compared to $168.3 million during the same period last year. Also included in our trucking segment revenues were $25.5 million in separately identified fuel surcharges during 2023 compared to $34.7 million in fuel surcharges last year. On a year-over-year basis, the average operating revenue per load, excluding fuel surcharges, decreased 3.8% while load volumes declined 10.9%. As a percentage of revenue, operating margin in the trucking segment for 2023 was 5.2% compared to 7.0% last year.

Operating revenues in the company-managed brokerage segment decreased 40.3% primarily due to decreases in the average operating revenue per load and in the number of loads moved. On a year-over-year basis, average operating revenue per load and load volumes in the company-managed brokerage segment decreased 21.0% and 16.9%, respectively. As a percentage of revenue, operating margin for 2023 was (1.9)% compared to 5.0% during the same period last year.

2022 Compared to 2021

In the contract logistics segment, which includes our value-added and dedicated services, operating revenues increased 31.4% due to robust volumes. At the end of 2022, Universal managed 63 value-added programs, unchanged from the prior year period. Included in our contract logistics segment revenues for 2022 were $41.7 million in separately identified fuel surcharges from dedicated transportation services, compared to $21.2 million in 2021. Income from operations increased $73.6 million and operating margin, as a percentage of revenue was 14.4% for 2022, compared to 7.1% in 2021. Included in 2021 were also $18.9 million of losses incurred in connection with previously disclosed contract logistics program launches.

Operating revenues in the intermodal segment increased 25.1% primarily due to an increase in the average revenue per load, excluding fuel surcharges. Included in intermodal segment revenues for 2022 were $92.3 million in separately identified fuel surcharges, compared to $51.2 million in 2021. Intermodal segment revenues also include other accessorial charges such as detention, demurrage and storage, which totaled $123.6 million during 2022 compared to $84.9 million one year earlier. The average operating revenue per load, excluding fuel surcharges, increased 34.5% while load volumes fell 16.9% on a year-over-year basis. As a percentage of revenue, operating margin in the intermodal segment for 2022 was 14.1%, compared to 6.4% one year earlier.

In the trucking segment, operating revenues decreased 2.6% due to a decrease in the number of loads hauled. Trucking segment revenues included $168.3 million of brokerage services compared to $159.0 million during the same period in the prior year. Also included in our trucking segment revenues were $34.7 million in separately identified fuel surcharges during 2022 compared to $24.4 million in fuel surcharges in 2021. Trucking segment results also included $6.0 million in previously disclosed pre-tax charges in 2021. On a year-over-year basis, the average operating revenue per load, excluding fuel surcharges, increased 33.3% while load volumes declined 30.7%. As a percentage of revenue, operating margin in the trucking segment for 2022 was 7.0% compared to 4.9% for 2021.

Operating revenues in the company-managed brokerage segment decreased 17.4% primarily due to a decrease in the number of loads moved. On a year-over-year basis, load volumes in the company-managed brokerage segment decreased 25.8% while average operating revenue per load increased 2.6%. As a percentage of revenue, operating margin for 2022 was 5.0% compared to 2.9% for 2021.

Liquidity and Capital Resources

Our primary sources of liquidity are funds generated by operations, loans and extensions of credit under our credit facilities, on margin against our marketable securities and from installment notes, and proceeds from the sales of marketable securities. We use secured asset lending to fund a substantial portion of purchases of tractors, trailers and material handling equipment.

We employ a flexible operating strategy which we believe lowers our capital expenditure requirements. In general, our facilities used in our value-added services are leased on terms that are either substantially matched to our customer's contracts, are month-to-month or are provided to us by our customers. We also utilize owner-operators and third-party carriers to provide a significant portion of our transportation and specialized services. A significant portion of the tractors and trailers used in our business are provided by our owner-operators. In addition, our use of agents reduces our overall need for large terminals. As a result, our capital expenditure requirements are limited in comparison to most large transportation and logistics service providers, which maintain significant properties and sizable fleets of owned tractors and trailers.

In 2023, our capital expenditures totaled $240.6 million. These expenditures primarily consisted of transportation equipment, investments in support of our value-added service operations, and the expansion of our terminal network including the $80.0 million purchase of a terminal in Compton, Los Angeles County, California. Our flexible business model depends somewhat on the customized solutions we implement for specific customers. As a result, our capital expenditures will depend on specific new contracts and the overall age and condition of our owned transportation equipment. Due to shortages, production backlogs, and limited availability of transportation equipment in recent years, as well as the acquisition of strategic real estate and customer specific programs, our expenditures are somewhat higher than the customary range of 4% to 5% of our operating revenues. In 2024, we expect our capital expenditures to be in the range of $480 million to $500 million. We expect to make these capital expenditures for the acquisition of transportation equipment, to support new and existing value-added service operations, to expand our owned terminal network, and for improvements to our existing terminal yard and container facilities.

We have a cash dividend policy that anticipates a regular dividend of $0.42 per share of common stock, payable in quarterly increments of $0.105 per share of common stock. After considering the regular quarterly dividends made during the year, the Board of Directors also evaluates the potential declaration of an annual special dividend payable in the first quarter of each year. The Board of Directors did not declare a special dividend in the first quarter of 2024. During the year ended December 31, 2023, we paid a total of $0.42 per common share, or $11.0 million. Future dividend policy and the payment of dividends, if any, will be determined by the Board of Directors in light of circumstances then existing, including our earnings, financial condition and other factors deemed relevant by the Board of Directors.

We continually evaluate our liquidity requirements and capital structure in light of our operating needs, growth initiatives and capital resources. The availability of financing or equity capital will depend upon our financial condition and results of operations as well as prevailing market conditions. If such additional borrowing, lease financing, or equity capital is not available at the time we need it, then we may need to borrow more under the Revolving Credit Facility (if not then fully drawn), extend the maturity of then-outstanding debt, or rely on alternative financing arrangements. There can be no assurance that we will be able to obtain additional debt under our existing financial arrangements to satisfy our ongoing capital requirements. However, we believe that our existing liquidity and sources of capital are sufficient to support our operations over the next 12 months.

We also continually evaluate business development opportunities, including potential acquisitions that fit our strategic plans. There can be no assurance that we will identify any opportunities that fit our strategic plans or will be able to execute any such opportunities on terms acceptable to us. Depending on prospective consideration to be paid for an acquisition, any such opportunities would be financed first from available cash and cash equivalents and availability of borrowings under our credit facilities.

Revolving Credit, Promissory Notes and Term Loan Agreements

Our revolving credit facility (the "Revolving Credit Facility") provides for a $400 million revolver at a variable rate of interest based on index-adjusted SOFR or a base rate and matures on September 30, 2027. The Revolving Credit Facility, which is secured by cash, deposits, accounts receivable, and selected other assets of the applicable borrowers, includes customary affirmative and negative covenants and events of default, as well as financial covenants requiring minimum fixed charge coverage and leverage ratios, and customary mandatory prepayments provisions. Our Revolving Credit Facility includes an accordion feature which allows us to increase availability by up to $200 million upon our request. At December 31, 2023, we were in compliance with all its covenants, and $378.1 million was available for borrowing.

Our UACL Credit and Security Agreement (the "UACL Credit Agreement") provides for maximum borrowings of $90 million in the form of an $80 million term loan and a $10 million revolver at a variable rate of interest based on index-adjusted SOFR or a base rate and matures on September 30, 2027. The UACL Credit Agreement, which is secured by cash, deposits, accounts receivable, and selected other assets of the applicable borrowers, includes customary affirmative and negative covenants and events of default, as well as financial covenants requiring minimum fixed charge coverage and leverage ratios, and customary mandatory prepayments provisions. Our UACL Credit Agreement includes an accordion feature which allows us to increase availability by up to $30 million upon our request. At December 31, 2023, we were in compliance with all its covenants, and $10.0 million was available for borrowing.

A wholly owned subsidiary issued a series of promissory notes in order to finance transportation equipment (the "Equipment Financing"). The notes issued in connection with the Equipment Financing, which are secured by liens on specific titled vehicles, are generally payable in 60 monthly installments and bear interest at fixed rates ranging from 2.25% to 7.27%.

Certain wholly owned subsidiaries entered into a $165.4 million term loan facility to repay outstanding balances under a then-existing term loan and certain other real estate notes (the "Real Estate Facility"). The Real Estate Facility matures on April 29, 2032 and is secured by first-priority mortgages on specific parcels of real estate owned by the Company, including all land and real property improvements, and first-priority assignments of rents and related leases of the loan parties. The Real Estate Facility includes customary affirmative and negative covenants, and principal and interest is payable on the facility on a monthly basis, based on an annual amortization of 10%. The facility bears interest at Term SOFR, plus an applicable margin equal to 2.12%. At December 31, 2023, we were in compliance with all covenants under the facility.

We also maintain a short-term line of credit secured by our portfolio of marketable securities. It bears interest at Term SOFR plus 1.10%. The amount available under the margin facility is based on a percentage of the market value of the underlying securities. We did not have any amounts advanced against the line as of December 31, 2023, and the maximum available borrowings were $5.3 million.

Discussion of Cash Flows

At December 31, 2023, we had cash and cash equivalents of $12.5 million compared to $47.2 million at December 31, 2022. Operating activities provided $210.2 million in net cash, and we used $236.8 million in investing activities and $8.6 million in financing activities.

The $210.2 million in net cash provided by operations was primarily attributed to $92.9 million of net income, which reflects non-cash depreciation and amortization, noncash lease expense, amortization of debt issuance costs, gains on marketable equity securities and equipment sales, stock-based compensation, provisions for credit losses and a change in deferred income taxes totaling $119.7 million, net. Net cash provided by operating activities also reflects an aggregate increase in net working capital totaling $2.4 million. The primary drivers behind the increase in working capital were principal reductions in operating lease liabilities during the period, increases in prepaid expenses and other assets, and decreases in trade accounts payable, accruals for insurance and claims, income taxes payable and other long-term liabilities. These were partially offset by decreases in trade and other accounts receivable, and other assets. Affiliate transactions increased net cash provided by operating activities by $0.4 million. The increase in net cash resulted from an increase in accounts payable to affiliates of $0.1 million and a decrease in accounts receivable from affiliates of $0.2 million.

The $236.8 million in net cash used in investing activities consisted of $240.6 million in capital expenditures, which was partially offset by $3.5 million in proceeds from the sale of equipment and $0.3 million in proceeds from the sale of marketable securities.

We used $8.6 million in financing activities. During the year, we paid cash dividends of $11.0 million, $0.9 million in capitalized financing costs and $0.1 million for purchases of common stock. We had outstanding borrowings totaling $386.4 million at December 31, 2023 compared to $382.9 million at December 31, 2022. During the period, we made payments on term loan and equipment and real estate notes totaling $74.6 million, borrowed $56.2 million for new equipment and had net borrowings on our revolving lines of credit totaling $21.9 million.

Contractual Obligations

As of December 31, 2023, we had contractual obligations related to our long-term debt of $314.8 million and $58.2 million for principal borrowings and interest, respectively, which become due through 2032. See Item 8, Note 8 to the Consolidated Financial Statements for additional information regarding our debt obligations. We also have contractual obligations for operating leases commitments and purchase commitments related to agreements to purchase equipment, construct terminal and warehouse projects, and purchase strategic real estate. See Item 8, Note 12 and Note 15, respectively, to the Consolidated Financial Statements for additional information regarding lease obligations and purchase commitments.

Off-Balance Sheet Arrangements

None.

Legal Matters

We are subject to various legal proceedings and other contingencies, the outcomes of which are subject to significant uncertainty. We accrue estimated losses if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. We use judgment and evaluate, with the assistance of legal counsel, whether a loss contingency arising from litigation should be disclosed or recorded. The outcome of legal proceedings is inherently uncertain, so typically a loss cannot be precisely estimated. Accordingly, if the outcome of legal proceedings is different than is anticipated by us, we would have to record the matter at the actual amount at which it was resolved, in the period resolved, impacting our results of operations and financial position for the period. See Item 8, Note 15 to the Consolidated Financial Statements.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, operating revenues and operating expenses.

Critical accounting policies are those that are both (1) important to the portrayal of our financial condition and results of operations and (2) require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified our critical accounting policies below.

Insurance and Claim Costs

We maintain auto liability, workers compensation and general liability insurance with licensed insurance carriers. We are self-insured for all cargo and equipment damage claims. Insurance and claims expense represents premiums paid by us and the accruals made for claims within our self-insured retention amounts. A liability is recognized for the estimated cost of all self-insured claims including an estimate of incurred but not reported claims based on historical experience and for claims expected to exceed our policy limits. In addition, legal expenses related to auto liability claims are covered under our policy. We are responsible for all other legal expenses related to claims.

We establish reserves for anticipated losses and expenses related to cargo and equipment damage claims and auto liability claims. The reserves consist of specific reserves for all known claims and an estimate for claims incurred but not reported, and losses arising from known claims ultimately settling in excess of insurance coverage using loss development factors based upon industry data and past experience. In determining the reserves, we specifically review all known claims and record a liability based upon our best estimate of the amount to be paid. In making our estimate, we consider the amount and validity of the claim, as well as our past experience with similar claims. In establishing the reserve for claims incurred but not reported, we consider our past claims history, including the length of time it takes for claims to be reported to us. Based on our past experience, the time between when a claim occurs and when it is reported to us is short. As a result, we believe that the number of incurred but not reported claims at any given point in time is small. These reserves are periodically reviewed and adjusted to reflect our experience and updated information relating to specific claims. As of December 31, 2023 and 2022, we had accruals of $11.2 million and $14.3 million, respectively, for estimated claims net of insurance receivables. If we experience claims that are not covered by our insurance or that exceed our estimated claim reserve, it could increase the volatility of our earnings and have a materially adverse effect on our financial condition, results of operations or cash flows. Based on our 2023 reserve for claims incurred but not reported, a 10% increase in claims incurred but not reported would increase our insurance and claims expense by approximately $0.5 million.

Valuation of Long-Lived Assets, including Goodwill and Intangible Assets

At both December 31, 2023 and 2022, our goodwill balance was $170.7 million. We are required to test goodwill for impairment annually or more frequently, whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit with goodwill below its carrying amount. We annually test goodwill impairment during the third quarter. Goodwill represents the excess purchase price over the fair value of assets acquired in connection with our acquisitions. We continually assess whether any indicators of impairment exist, which requires a significant amount of judgment. Such indicators may include a sustained significant decline in our share price and market capitalization; a decline in our expected future cash flows; a significant adverse change in legal factors or in the business climate; unanticipated competition; overall weaknesses in our industry; and slower growth rates. Adverse changes in these factors could have a significant impact on the recoverability of goodwill and could have a material impact on our consolidated financial statements. The Company has the option to first assess qualitative factors such as current performance and overall economic conditions to determine whether or not it is necessary to perform a quantitative goodwill impairment test. If we choose that option, then we would not be required to perform a quantitative goodwill impairment test unless we determine that, based on a qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we determine that it is more likely than not, or if we choose not to perform a qualitative assessment, we then proceed with the quantitative assessment. Under the quantitative test, if the fair value of a reporting unit exceeds its carrying amount, then goodwill of the reporting unit is considered to not be impaired. If the carrying amount of the reporting unit exceeds its fair value, then an impairment loss is recognized in an amount equal to the excess, up to the value of the goodwill.

During each of the third quarters of 2023 and 2022, we completed our goodwill impairment testing by performing a quantitative assessment using the income approach for each of our reporting units with goodwill. The determination of the fair value of the reporting units requires us to make estimates and assumptions related to future revenue, operating income and discount rates. Based on the results of this test, no impairment loss was recognized. There were no triggering events identified from the date of our assessment through December 31, 2023 that would require an update to our annual impairment test.

We evaluate the carrying value of long-lived assets, other than goodwill, for impairment by analyzing the operating performance and anticipated future cash flows for those assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. We evaluate the need to adjust the carrying value of the underlying assets if the sum of the expected cash flows is less than the carrying value. Our projection of future cash flows, the level of actual cash flows, the methods of estimation used for determining fair values and salvage values can impact impairment. Any changes in management's judgments could result in greater or lesser annual depreciation and amortization expense or impairment charges in the future. Depreciation and amortization of long-lived assets is calculated using the straight-line method over the estimated useful lives of the assets.

Recently Issued Accounting Pronouncements Not Currently Effective

See Item 8: Note 2 to the Consolidated Financial Statements for discussion of new accounting pronouncements.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our principal exposure to interest rate risk relates to outstanding borrowing under our revolving credit and term loan agreements, our real estate facility, and margin facility, all of which charge interest at floating rates. Borrowings under the credit agreements with each of the banks bear interest at Term SOFR or a base rate, plus an applicable margin. Our margin facility bears interest at Term SOFR plus 1.10%. As of December 31, 2023, we had total variable interest rate borrowings of $230.1 million. Assuming variable rate debt levels remain at $230.1 million for a full year, a 100 basis point increase in interest rates on our variable rate debt would increase interest expense approximately $2.3 million annually.

In connection with the Real Estate Facility, we entered into interest rate swap agreements to fix a portion of the interest rate on our variable rate debt. Under the swap agreement, the Company receives interest at Term SOFR and pays a fixed rate of 2.88%. The swap agreement has an effective date of April 29, 2022, a maturity date of April 30, 2027, and an amortizing notional amount of $83.3 million. At December 31, 2023, the fair value of the swap agreement was an asset of $1.8 million. Since the swap agreements qualifies for hedge accounting, the changes in fair value are recorded in other comprehensive income (loss), net of tax.

Included in cash and cash equivalents is approximately $0.2 million in short-term investment grade instruments. The interest rates on these instruments are adjusted to market rates at least monthly. In addition, we have the ability to put these instruments back to the issuer at any time. Accordingly, any future interest rate risk on these short-term investments would not be material.

Commodity Price Risk

Fluctuations in fuel prices can affect our profitability by affecting our ability to retain or recruit owner-operators. Our owner-operators bear the costs of operating their tractors, including the cost of fuel. The tractors operated by our owner-operators consume large amounts of diesel fuel. Diesel fuel prices fluctuate greatly due to economic, political and other factors beyond our control. To address fluctuations in fuel prices, we seek to impose fuel surcharges on our customers and pass these surcharges on to our owner-operators. Historically, these arrangements have not fully protected our owner-operators from fuel price increases. If costs for fuel escalate significantly it could make it more difficult to attract additional qualified owner-operators and retain our current owner-operators. If we lose the services of a significant number of owner-operators or are unable to attract additional owner-operators, it could have a materially adverse effect on our financial condition, results of operations and cash flows.

Exposure to market risk for fluctuations in fuel prices also relates to a small portion of our transportation service contracts for which the cost of fuel is integral to service delivery and the service contract does not have a mechanism to adjust for increases in fuel prices. Increases and decreases in the price of fuel are generally passed on to our customers for which we realize minimal changes in profitability during periods of steady market fuel prices. However, profitability may be positively or negatively impacted by sudden increases or decreases in market fuel prices during a short period of time as customer pricing for fuel services is established based on market fuel costs. We believe the exposure to fuel price fluctuations would not materially impact our results of operations, cash flows or financial position. Based upon our 2023 fuel consumption, a 10% increase in the average annual price per gallon of diesel fuel would increase our annual fuel expense on company owned tractors by approximately $5.5 million.

Equity Securities Risk

We hold certain actively traded marketable equity securities, which subjects the Company to fluctuations in the fair market value of its investment portfolio based on current market price. The recorded value of marketable equity securities increased to $10.8 million at December 31, 2023 from $10.0 million at December 31, 2022. The increase resulted from an increase in the market value of the portfolio of approximately $0.8 million. During 2023, we also sold $0.3 million of marketable equity, with realized gains on sales totaling approximately $0.2 million. A 10% decrease in the market price of our marketable equity securities would cause a corresponding 10% decrease in the carrying amounts of these securities, or approximately $1.1 million. For additional information with respect to the marketable equity securities, see Item 8, Note 4 to the Consolidated Financial Statements.

Foreign Exchange Risk

In the years ended December 31, 2023 and 2022, 2.4% and 1.9%, respectively, of our revenues were derived from services provided outside the United States, principally in Mexico, Canada and Colombia. Exposure to market risk for changes in foreign currency exchange rates relates primarily to selling services and incurring costs in currencies other than the local currency and to the carrying value of net investments in foreign subsidiaries. As a result, we are exposed to foreign currency exchange rate risk due primarily due to translation of the accounts of our Mexican, Canadian and Colombian operations from their local currencies into U.S. dollars and also to the extent we engage in cross-border transactions. The majority of our exposure to fluctuations in the Mexican peso, Canadian dollar, and Colombian peso is naturally hedged since a substantial portion of our revenues and operating costs are denominated in each country's local currency. Based on 2023 expenditures denominated in foreign currencies, a 10% decrease in the exchange rates would increase our annual operating expenses by approximately $3.0 million. Historically, we have not entered into financial instruments for trading or speculative purposes. Short-term exposure to fluctuating foreign currency exchange rates are related primarily to intercompany transactions. The duration of these exposures is minimized by ongoing settlement of intercompany trading obligations.

The net investments in our Mexican, Canadian and Colombian operations are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive income in our statement of shareholders' equity. Adjustments from the translation of the net investment in these operations increased equity by approximately $4.1 million for the year ended December 31, 2023.

ITEM 8:   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Universal Logistics Holdings, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Universal Logistics Holdings, Inc., a Michigan corporation, and subsidiaries (collectively, the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in the *2013 Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 15, 2024 expressed an adverse opinion.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Analysis – Contract Logistics and Intermodal Reporting Units

As described further in Note 1 to the consolidated financial statements, the Company tests goodwill for impairment annually (in the third fiscal quarter) or more frequently, whenever events occur, or circumstances change that would more likely than not reduce the fair value of a reporting unit with goodwill below its carrying amount. The determination of the fair value of the reporting units requires the Company to make estimates and assumptions related to future revenue, operating income and discount rates. The Company's consolidated goodwill balance was $170.7 million as of December 31, 2023, which is allocated to the Company's four reporting units. As of December 31, 2023, $56.3 million of goodwill was recorded in the Contract Logistics reporting unit and $101.1 million in the Intermodal reporting unit. We identified the annual goodwill impairment assessment of the Contract Logistics and Intermodal reporting units as a critical audit matter.

The principal consideration for our determination that the annual goodwill impairment assessment of the Contract Logistics and Intermodal reporting units is a critical audit matter is a high degree of auditor judgement necessary in evaluating the reasonableness of the fair value of the reporting units. The fair value estimate is sensitive to significant assumptions made by management in the discounted cash flow analyses specifically, forecasts of future revenue, operating income and discount rates.

Our audit procedures related to the goodwill impairment assessment of the Contract Logistics and Intermodal reporting units included the following, among others.

- We tested the design and operating effectiveness of controls relating to management's valuation of goodwill, including the control over the determination of key inputs such as the forecasting of revenue, operating income and determination of the discount rate.

- We compared management's forecasts of future revenue and operating income to third-party industry projections and the Company's historical operating results.

- We utilized our valuation specialists with specialized skills and knowledge, to assess the reasonableness of the discount rates used in the models.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2021.

Southfield, Michigan
March 15, 2024

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Balance Sheets
December 31, 2023 and 2022
(In thousands, except share data)

Assets	**2023**	**2022**
Current assets:		
Cash and cash equivalents	$ 12,511	$ 47,181
Marketable securities	10,772	10,000
Accounts receivable – net of allowance for credit losses of $11,229 and $14,308, respectively	287,946	350,720
Other receivables	22,633	25,146
Prepaid expenses and other	26,509	25,629
Due from affiliates	710	976
Total current assets	361,081	459,652
Property and equipment, net	565,480	391,154
Operating lease right-of-use asset	87,208	99,731
Goodwill	170,730	170,730
Intangible assets – net of accumulated amortization of $134,514 and $121,843, respectively	61,296	73,967
Deferred income taxes	1,225	1,394
Other assets	6,503	7,050
Total assets	$ 1,253,523	$ 1,203,678
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 64,102	$ 87,138
Current portion of long-term debt	70,689	65,303
Current portion of operating lease liabilities	29,998	28,227
Accrued expenses and other current liabilities	43,062	43,106
Insurance and claims	25,464	30,574
Due to affiliates	20,737	20,627
Income taxes payable	6,364	11,926
Total current liabilities	260,416	286,901
Long-term liabilities:		
Long-term debt, net of current portion	311,235	313,197
Operating lease liability, net of current portion	63,620	77,600
Deferred income taxes	79,567	69,585
Other long-term liabilities	6,487	9,465
Total long-term liabilities	460,909	469,847
Shareholders' equity:		
Common stock, no par value. Authorized 100,000,000 shares; 31,007,100 and 30,996,205 shares issued; 26,284,223 and 26,277,549 shares outstanding, respectively	31,008	30,997
Paid-in capital	5,103	4,852
Treasury stock, at cost; 4,722,877 and 4,718,656 shares	(96,840)	(96,706)
Retained earnings	595,450	513,589
Accumulated other comprehensive income (loss):		
Interest rate swaps, net of income taxes of $457 and $726, respectively	1,350	2,156
Foreign currency translation adjustments	(3,873)	(7,958)
Total shareholders' equity	532,198	446,930
Total liabilities and shareholders' equity	$ 1,253,523	$ 1,203,678

See accompanying notes to consolidated financial statements.

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Income
Years ended December 31, 2023, 2022 and 2021
(In thousands, except per share data)

	2023	2022	2021
Operating revenues:			
Truckload services, including related party amounts of $6,682, $903 and $660, respectively	$ 213,874	$ 230,696	$ 248,878
Brokerage services	244,024	368,880	401,823
Intermodal services	374,667	591,946	473,059
Dedicated services	343,543	324,589	204,102
Value-added services	486,031	499,345	423,118
Total operating revenues	1,662,139	2,015,456	1,750,980
Operating expenses:			
Purchased transportation and equipment rent, including related party amounts of $316, $1,072 and $1,695, respectively	571,213	847,414	824,789
Direct personnel and related benefits, including related party amounts of $54,169, $51,879 and $42,371, respectively	542,779	520,263	454,256
Operating supplies and expenses, including related party amounts of $9,221, $7,597 and $3,887, respectively	170,994	177,440	149,394
Commission expense	31,370	40,288	33,894
Occupancy expense, including related party amounts of $13,649, $12,220 and $12,384, respectively	44,301	41,286	37,286
General and administrative, including related party amounts of $12,396, $11,801 and $8,923, respectively	51,839	48,924	42,035
Insurance and claims, including related party amounts of $16,739, $15,754 and $17,997, respectively	27,163	22,749	38,829
Depreciation and amortization	77,036	76,657	67,537
Total operating expenses	1,516,695	1,775,021	1,648,020
Income from operations	145,444	240,435	102,960
Interest income	1,454	132	43
Interest expense	(24,207)	(16,288)	(11,642)
Other non-operating income	1,608	1,143	7,220
Income before income taxes	124,299	225,422	98,581
Income tax expense	31,398	56,790	24,848
Net income	$ 92,901	$ 168,632	$ 73,733
Earnings per common share:			
Basic	$ 3.53	$ 6.37	$ 2.74
Diluted	$ 3.53	$ 6.37	$ 2.74
Weighted average number of common shares outstanding:			
Basic	26,284	26,469	26,919
Diluted	26,308	26,489	26,929
Dividends declared per common share	$ 0.42	$ 0.42	$ 0.42

See accompanying notes to consolidated financial statements.

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Comprehensive Income
Years ended December 31, 2023, 2022 and 2021
(In thousands)

	2023	2022	2021
Net Income	$ 92,901	$ 168,632	$ 73,733
Other comprehensive income (loss):			
Unrealized changes in fair value of interest rate swaps, net of income taxes of $(269), $786 and $82, respectively	(806)	2,334	298
Foreign currency translation adjustments	4,085	(1,033)	(251)
Total other comprehensive income	3,279	1,301	47
Total comprehensive income	$ 96,180	$ 169,933	$ 73,780

See accompanying notes to consolidated financial statements.

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Cash Flows
Years ended December 31, 2023, 2022 and 2021
(In thousands)

	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 92,901	$ 168,632	$ 73,733
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	77,036	76,657	67,537
Noncash lease expense	30,376	29,406	26,058
Amortization of debt issuance costs	808	545	480
Gain on marketable equity securities	(1,041)	(1,044)	(1,500)
Gain on disposal of property and equipment	(1,650)	(5,442)	(1,202)
Write-off of debt issuance costs	—	583	—
Stock-based compensation	262	222	162
Provision for credit losses	3,773	9,775	6,315
Deferred income taxes	10,151	8,215	(3,197)
Change in assets and liabilities:			
Trade and other accounts receivable	62,503	(16,266)	(92,968)
Prepaid expenses and other assets	(1,810)	4,702	(7,074)
Accounts payable, accrued expenses, income taxes payable, insurance and claims and other current liabilities	(29,827)	(37,524)	36,635
Principal reduction in operating lease liabilities	(30,633)	(27,991)	(24,650)
Due to/from affiliates, net	376	2,619	1,163
Other long-term liabilities	(2,979)	316	1,788
Net cash provided by operating activities	210,246	213,405	83,280
Cash flows from investing activities:			
Capital expenditures	(240,554)	(117,099)	(38,841)
Proceeds from the sale of property and equipment	3,513	14,281	5,605
Purchases of marketable securities	—	(925)	(114)
Proceeds from sale of marketable securities	269	—	117
Net cash used in investing activities	(236,772)	(103,743)	(33,233)
Cash flows from financing activities:			
Proceeds from borrowing - revolving debt	202,283	443,987	408,478
Repayments of debt - revolving debt	(180,349)	(607,244)	(396,547)
Proceeds from borrowing - term debt	56,186	339,641	15,967
Repayments of debt - term debt	(74,557)	(221,944)	(61,151)
Dividends paid	(11,040)	(13,941)	(11,305)
Purchases of treasury stock	(134)	(14,321)	—
Capitalized financing costs	(947)	(4,417)	—
Net cash used in financing activities	(8,558)	(78,239)	(44,558)
Effect of exchange rate changes on cash and cash equivalents	414	1,826	(320)
Net (decrease) increase in cash	(34,670)	33,249	5,169
Cash and cash equivalents – January 1	47,181	13,932	8,763
Cash and cash equivalents – December 31	$ 12,511	$ 47,181	$ 13,932

See accompanying notes to consolidated financial statements.

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Cash Flows - Continued
Years ended December 31, 2023, 2022 and 2021
(In thousands)

	2023	2022	2021
Supplemental cash flow information:			
Cash paid for interest	$ 23,399	$ 14,331	$ 11,223
Cash paid for income taxes	$ 25,412	$ 40,886	$ 36,173

Non-cash financing activities:
During the year ended December 31, 2021, the Company had non-cash activities resulting from $2.8 million of declared dividends that were unpaid as of the end the year.

See accompanying notes to consolidated financial statements.

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Shareholders' Equity
Years ended December 31, 2023, 2022 and 2021
(In thousands, except per share data)

	Common stock	Paid-in capital	Treasury stock	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balances – December 31, 2020	$ 30,981	$ 4,484	$ (82,385)	$ 293,643	$ (7,150)	$ 239,573
Net income	—	—	—	73,733	—	73,733
Other comprehensive income	—	—	—	—	47	47
Dividends paid ($0.315 per share)	—	—	—	(8,479)	—	(8,479)
Dividends payable ($0.105 per share)	—	—	—	(2,826)	—	(2,826)
Stock based compensation	7	155	—	—	—	162
Balances – December 31, 2021	$ 30,988	$ 4,639	$ (82,385)	$ 356,071	$ (7,103)	$ 302,210
Net income	—	—	—	168,632	—	168,632
Other comprehensive loss	—	—	—	—	1,301	1,301
Dividends paid ($0.42 per share)	—	—	—	(11,114)	—	(11,114)
Stock based compensation	9	213	—	—	—	222
Purchases of treasury stock	—	—	(14,321)	—	—	(14,321)
Balances – December 31, 2022	$ 30,997	$ 4,852	$ (96,706)	$ 513,589	$ (5,802) $ -	$ 446,930
Net income	—	—	—	92,901	—	92,901
Other comprehensive income	—	—	—	—	3,279	3,279
Dividends paid ($0.42 per share)	—	—	—	(11,040)	—	(11,040)
Stock based compensation	11	251	—	—	—	262
Purchases of treasury stock	—	—	(134)	—	—	(134)
Balances – December 31, 2023	$ 31,008	$ 5,103	$ (96,840)	$ 595,450	$ (2,523)	$ 532,198

See accompanying notes to consolidated financial statements.

(1)   Summary of Significant Accounting Policies

(a) Business

Universal Logistics Holdings, Inc. ("Universal" or the "Company") is a holding company whose subsidiaries provide a variety of customized transportation and logistics solutions throughout the United States and in Mexico, Canada and Colombia. Our operating subsidiaries provide our customers with supply chain solutions that can be scaled to meet their changing demands. We offer our customers a broad array of services across their entire supply chain, including truckload, brokerage, intermodal, dedicated and value-added services. Our customized solutions and flexible business model are designed to provide us with a highly variable cost model.

(b) Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions relating to these entities have been eliminated.

Our fiscal year consists of four quarters, each with thirteen weeks.

The Company made certain immaterial reclassifications to items in its prior financial statements so that their presentation is consistent with the format in the financial statements for the period ended December 31, 2023. These reclassifications, however, had no effect on reported consolidated net income, comprehensive income, earnings per common share, cash flows, total assets or shareholders' equity as previously reported.

In June 2022, the Company made a change in an accounting estimate to revise the estimated useful life and salvage values of certain equipment. The change resulted in additional depreciation expense of $9.7 million recorded during the quarter ended July 2, 2022 ($7.2 million net of tax, or $0.27 per basic and diluted share).

Current Economic Conditions

The Company makes estimates and assumptions that affect reported amounts and disclosures included in its financial statements and accompanying notes and assesses certain accounting matters that require consideration of forecasted financial information. The Company's assumptions about future conditions important to these estimates and assumptions are subject to uncertainty, including the negative impact inflationary pressures can have on our operating costs. Prolonged periods of inflation could cause interest rates, equipment, maintenance, labor and other operating costs to continue to increase.

(c) Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the fair value of assets and liabilities acquired in business combinations; carrying amounts of property and equipment and intangible assets; marketable securities; valuation allowances for receivables; and liabilities related to insurance and claim costs. Actual results could differ from those estimates.

(1)   Summary of Significant Accounting Policies—continued

(d) Cash and Cash Equivalents

We consider all highly liquid investments, purchased with a maturity of three months or less, to be cash equivalents. Accounts at banks with an aggregate excess of the amount of checks issued over cash balances are included as accounts payable in current liabilities in the consolidated balance sheets, and changes in such accounts are reported as cash flows from operating activities in the consolidated statements of cash flows. At times cash held at banks may exceed FDIC insured limits.

(e) Marketable Securities

Marketable equity securities are measured at fair value, with changes in fair value recognized in net income. At December 31, 2023 and 2022, the Company's marketable securities, all of which are available-for-sale, consist of common and preferred stocks with readily determinable fair values. The cost of securities sold is based on the specific identification method, and interest and dividends are included in other non-operating income. See Note 4 "Marketable Securities" for further information on our portfolio.

(f) Accounts Receivable

Accounts receivable are recorded at the net invoiced amount, net of an allowance for credit losses, and do not bear interest. They include amounts for services rendered in the respective period but not yet billed to the customer until a future date, which typically occurs within one month. In order to reflect customer receivables at their estimated net realizable value, we record charges against revenue based upon current information. These charges generally arise from rate changes, errors, and revenue adjustments that may arise from contract disputes or differences in calculation methods employed by the customer. The allowance for credit losses is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience, specific customer collection issues, the aging of our outstanding accounts receivable, and the credit quality of our customers. In determining our allowance for credit losses, we also consider current conditions and forecasts of future economic conditions and their expected impact on collections. Balances are considered past due based on invoiced terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance-sheet credit exposure related to our customers. Accounts receivable from affiliates are shown separately and include trade receivables from the sale of services to affiliates.

(g) Inventories

Included in prepaid expenses and other is inventory used in a portion of our value-added service operations. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method. Provisions for excess and obsolete inventories are based on our assessment of excess and obsolete inventory on a product-by-product basis.

At December 31, inventory consists of the following (in thousands):

	2023	2022
Finished goods	$ 9,525	$ 8,321
Raw materials and supplies	2,881	3,040
Total	$ 12,406	$ 11,361

(1)   Summary of Significant Accounting Policies—continued

(h)Property and Equipment

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Description	Life in Years
Transportation equipment	3 - 15
Other operating assets	3 - 15
Information technology equipment	3 - 5
Buildings and related assets	10 - 39

The amounts recorded for depreciation expense were $64.4 million, $62.3 million, and $53.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Tire repairs, replacement tires, replacement batteries, consumable tools used in our logistics services, and routine repairs and maintenance on vehicles are expensed as incurred. Parts and fuel inventories are included in prepaid expenses and other. We capitalize certain costs associated with vehicle repairs and maintenance that materially extend the life or increase the value of the vehicle or pool of vehicles.

(i) Intangible Assets

Intangible assets subject to amortization consist of agent and customer relationships, customer contracts, tradenames, non-competition agreements, and trademarks that have been acquired in business combinations. These assets are amortized either over the period of economic benefit or on a straight-line basis over the estimated useful lives of the related intangible asset. The estimated useful lives of these intangible assets range from three to nineteen years.

Our identifiable intangible assets as of December 31, 2023 and 2022 are as follows (in thousands):

	2023			2022		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite Lived Intangibles:						
Agent and customer relationships	$ 165,990	$ 104,762	$ 61,228	$ 165,990	$ 92,536	$ 73,454
Customer contracts	20,600	20,600	—	20,600	20,600	—
Tradenames	4,000	4,000	—	4,000	4,000	—
Non-compete agreements	2,720	2,652	68	2,720	2,207	513
Trademarks	2,500	2,500	—	2,500	2,500	—
Total Identifiable Intangible Assets	$ 195,810	$ 134,514	$ 61,296	$ 195,810	$ 121,843	$ 73,967

Estimated amortization expense by year is as follows (in thousands):

2024	$ 10,207
2025	9,555
2026	8,745
2027	8,227
2028	6,912
Thereafter	17,650
Total	$ 61,296

The amounts recorded for amortization expense were $12.7 million, $14.4 million, and $13.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

(1)   Summary of Significant Accounting Policies—continued

(j) Goodwill

Goodwill represents the excess purchase price over the fair value of assets acquired in connection with the Company's acquisitions. Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification, or ASC, Topic 350 "*Intangibles – Goodwill and Other*", we are required to test goodwill for impairment annually (in our third fiscal quarter) or more frequently, whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit with goodwill below its carrying amount. We have the option to first assess qualitative factors such as current performance and overall economic conditions to determine whether or not it is necessary to perform a quantitative goodwill impairment test. If we choose that option, then we would not be required to perform a quantitative goodwill impairment test unless we determine that, based on a qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we determine that it is more likely than not, or if we choose not to perform a qualitative assessment, we then proceed with the quantitative assessment. Under the quantitative test, if the fair value of a reporting unit exceeds its carrying amount, then goodwill of the reporting unit is considered to not be impaired. If the carrying amount of the reporting unit exceeds its fair value, then an impairment loss is recognized in an amount equal to the excess, up to the value of the goodwill. During the third quarter of 2023, we completed our goodwill impairment testing by performing a quantitative assessment using the income approach for each of our reporting units with goodwill. The determination of the fair value of the reporting units requires us to make estimates and assumptions related to future revenue, operating income and discount rates. Based on the results of this test, no impairment loss was recognized.

At both December 31, 2023 and 2022, $56.3 million of goodwill was recorded in our contract logistics segment, $101.1 million in our intermodal segment, $9.8 million in our trucking segment and $3.5 million in our company-managed brokerage segment.

(k) Long-Lived Assets

Long-lived assets, other than goodwill and indefinite lived intangibles such as property and equipment and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group may not be recoverable. If circumstances require a long-lived asset to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by a long-lived asset or group to its carrying value. If the carrying value of the long-lived asset or group is deemed to not be recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market prices and independent third-party appraisals. Changes in management's judgment relating to salvage values and/ or estimated useful lives could result in greater or lesser annual depreciation expense or impairment charges in the future. Indefinite lived intangibles are tested for impairment annually by comparing the carrying value of the assets to their fair value.

(l) Contingent Consideration

Contingent consideration arrangements granted in connection with a business combination are evaluated to determine whether contingent consideration is, in substance, additional purchase price of an acquired enterprise or compensation for services, use of property or profit sharing. Additional purchase price is added to the fair value of consideration transferred in the business combination and compensation is included in operating expenses in the period it is incurred. Contingent consideration related to additional purchase price is measured to fair value at each reporting date until the contingency is resolved. None of the acquired companies in 2018 or 2019 had contingent consideration arrangements.

(m)   Fair Value of Financial Instruments

For cash equivalents, accounts receivables, accounts payable, and accrued expenses, the carrying amounts are reasonable estimates of fair value as the assets are readily redeemable or short-term in nature and the liabilities are short-term in nature. Marketable securities, consisting of equity securities, are carried at fair market value as determined by quoted market prices. Our revolving credit and term loan agreements consist of variable rate borrowings. The carrying value of these borrowings approximates fair value because the applicable interest rates are adjusted frequently based on short-term market rates. For our equipment promissory notes, the fair values are estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements. See Note 9 "Fair Value Measurement and Disclosures" for further information.

(1)   Summary of Significant Accounting Policies—continued

(n) Deferred Compensation

Deferred compensation relates to our bonus plans. Annual bonuses may be awarded to certain operating, sales and management personnel based on overall Company performance and achievement of specific employee or departmental objectives. Such bonuses are typically paid in annual installments over a five-year period. All bonus amounts earned by and due to employees in the current year are included in accrued expenses and other current liabilities. Those that are payable in subsequent years are included in other long-term liabilities.

(o) Closing Costs

Our customers may discontinue or alter their business activity in a location earlier than anticipated, prompting us to exit a customer-dedicated facility. We recognize exit costs associated with operations that close or are identified for closure as an accrued liability in the Consolidated Balance Sheets. Such charges include lease termination costs, employee termination charges, asset impairment charges, and other exit-related costs associated with a plan approved by management. If we close an operating facility before its lease expires, costs to terminate a lease are recognized when an early termination provision is exercised, or we record a liability for non-cancellable lease obligations based on the fair value of remaining lease payments, reduced by any existing or prospective sublease rentals. Employee termination costs are recognized in the period that the closure is communicated to affected employees. The recognition of exit and disposal charges requires us to make certain assumptions and estimates as to the amount and timing of such charges. Subsequently, adjustments are made for changes in estimates in the period in which the change becomes known.

(p) Revenue Recognition

Revenue is recognized as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration the Company expects to receive in exchange for its services.

For our transportation services businesses, which include truckload, brokerage, intermodal and dedicated services, revenue is recognized over time as the performance obligations on the in-transit services are completed. A performance obligation is created when a customer submits a bill of lading for the transportation of goods from origin to destination. Performance obligations are satisfied as the shipments move from origin to destination, and transportation revenue is recognized based on the percentage of the service that has been completed at the end of the reporting period.

Value-added services, which are typically dedicated to individual customer requirements, include material handling, consolidation, sequencing, sub-assembly, cross-dock services, kitting, repacking, warehousing and returnable container management. We have elected to use the "right to invoice" practical expedient, reflecting that a customer obtains the benefit associated with value-added services as they are provided.

We are the primary obligor when rendering services and assume the corresponding credit risk with customers. We have discretion in setting sales prices and, as a result, our earnings may vary. In addition, we have discretion to choose and negotiate terms with our multiple suppliers for the services ordered by our customers. This includes owner-operators with whom we contract to deliver our transportation services. As such, revenue and the related purchased transportation and commissions are recognized on a gross basis. Fuel surcharges, where separately identifiable, of $118.3 million, $168.6 million and $96.9 million for the years ended December 31, 2023, 2022 and 2021, respectively, are included in operating revenues.

See Note 3, *"Revenue Recognition,"* for more information on revenue recognition.

(1)   Summary of Significant Accounting Policies—continued

(q) Insurance and Claims

Insurance and claims expense represents charges for premiums and the accruals made for claims within our self-insured retention amounts. The accruals are primarily related to auto liability, general liability, cargo and equipment damage, and service failure claims. A liability is recognized for the estimated cost of all self-insured claims including an estimate of incurred but not reported claims based on historical experience and for claims expected to exceed our policy limits. We may also make accruals for personal injury and property damage to third parties, and workers' compensation claims if a claim exceeds our insurance coverage. Such accruals are based upon individual cases and estimates of ultimate losses, incurred but not reported losses, and losses arising from known claims ultimately settling in excess of insurance coverage using loss development factors based upon industry data and past experience. Since the reported accrual is an estimate, the ultimate liability may be materially different from the amount recorded.

If adjustments to previously established accruals are required, such amounts are included in operating expenses in the current period. We maintain insurance with licensed insurance carriers. Legal expenses related to auto liability claims are covered under our insurance policy. We are responsible for all other legal expenses related to claims.

In brokerage arrangements, our exposure to liability associated with accidents incurred by other third-party carriers, who haul freight on our behalf, is reduced by various factors including the extent to which the third party providers maintain their own insurance coverage.

Our insurance expense varies primarily based upon the frequency and severity of our accident experience, insurance rates, coverage limits, and self-insured retention amounts.

(r) Stock Based Compensation

We record compensation expense for the grant of stock based awards. Compensation expense is measured at the grant date, based on the calculated fair value of the award, and recognized as an expense over the requisite service period (generally the vesting period of the grant). See Note 14 "Stock Based Compensation" for further information.

(s) Income Taxes

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We are no longer subject to U.S. federal income tax examinations by tax authorities for years before 2020. In addition, we file income tax returns in various state, local and foreign jurisdictions. Historically, we have been responsible for filing separate state, local and foreign income tax returns for our self and our subsidiaries. We are no longer subject to state or foreign jurisdiction income tax examinations for years before 2019 and 2018, respectively.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We recognize interest related to unrecognized tax benefits in income tax expense and penalties in other operating expenses.

(1)   Summary of Significant Accounting Policies—continued

(t) Foreign Currency Translation

The financial statements of the Company's subsidiaries operating in Mexico, Canada and Colombia are prepared to conform to U.S. GAAP and translated into U.S. Dollars by applying a current exchange rate. The local currency has been determined to be the functional currency. Items appearing in the Consolidated Statements of Income are translated using average exchange rates during each period. Assets and liabilities of international operations are translated at period-end exchange rates. Translation gains and losses are reported in accumulated other comprehensive income (loss) as a component of shareholders' equity.

(u) Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents, marketable securities and accounts receivable. We maintain our cash and cash equivalents and marketable securities with high quality financial institutions. We perform ongoing credit evaluations of our customers and generally do not require collateral. Our customers are generally concentrated in the automotive, retail and consumer goods, metals, energy and manufacturing industries. During the fiscal years ended December 31, 2023, 2022 and 2021, aggregate sales in the automotive industry totaled 43%, 36% and 31% of revenue, respectively. In 2023, 2022 and 2021, General Motors accounted for approximately 20%, 16% and 13% of our total operating revenues, respectively. In 2023, 2022 and 2021, sales to our top 10 customers, including General Motors, totaled 48%, 42% and 38%, respectively.

(2)   Recent Accounting Pronouncements

Adoption of New Accounting Standard

On January 1, 2023, the Company adopted Accounting Standards Update ("ASU") 2016-13, Accounting for Credit Losses (Topic 326). The ASU requires the use of an "expected loss" model on certain types of financial instruments. The standard also amends the impairment model for available-for-sale debt securities and requires estimated credit losses to be recorded as allowances instead of reductions to amortized cost of the securities. The adoption of this standard did not have a material impact on our consolidated financial statements.

Accounting Pronouncements Issued but Not Yet Effective

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). The ASU expands disclosures related to a public entity's reportable segment and requires more enhanced information about significant segment expenses, including in interim periods. This ASU is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, using a retrospective approach. Early adoption is permitted. We are currently evaluating the impact of the new standard, which is limited to financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU modifies income tax disclosures by requiring greater disaggregation of information in the rate reconciliations and disclosure of income taxes paid disaggregated by jurisdiction. This ASU is effective for fiscal years beginning after December 31, 2024, using a prospective approach. Early adoption and retrospective application are permitted. We are currently evaluating the impact of the new standard, which is limited to financial statement disclosures.

(3) **Revenue Recognition**

The Company recognizes revenue in accordance with ASU 2014-09, Revenue from Contracts with Customers. The Company broadly groups its services into the following categories: truckload services, brokerage services, intermodal services, dedicated services and value-added services. We disaggregate these categories and report our service lines separately on the Consolidated Statements of Income.

Truckload services include dry van, flatbed, heavy-haul and refrigerated operations. We transport a wide variety of general commodities, including automotive parts, machinery, building materials, paper, food, consumer goods, furniture, steel and other metals on behalf of customers in various industries.

To complement our available capacity, we provide customers with freight brokerage services by utilizing third-party transportation providers to move freight. Brokerage services also include full-service domestic and international freight forwarding and customs brokerage.

Intermodal services include rail-truck, steamship-truck and support services. Our intermodal support services are primarily short- to medium-distance delivery of rail and steamship containers between the railhead or port and the customer.

Dedicated services are primarily provided in support of automotive and retail customers using van equipment. Our dedicated services are primarily short-run or round-trip moves within a defined geographic area.

Transportation services are short-term in nature; agreements governing their provision generally have a term of one year or less. They do not contain significant financing components. The Company recognizes revenue over the period transportation services are provided to the customer, including service performed as of the end of the reporting period for loads currently in-transit, in order to recognize the value that is transferred to a customer over the course of the transportation service.

We determine revenue in-transit using the input method, under which revenue is recognized based on the duration of time that has lapsed from the departure date (start of transportation services) to the arrival date (completion of transportation services). Measurement of revenue in-transit requires the application of significant judgment. We calculate the estimated percentage of an order's transit time that is complete at period end, and we apply that percentage of completion to the order's estimated revenue.

Value-added services, which are typically dedicated to individual customer requirements, include material handling, consolidation, sequencing, sub-assembly, cross-dock services, kitting, repacking, warehousing and returnable container management. Value-added revenues are substantially driven by the level of demand for outsourced logistics services. Major factors that affect value-added service revenue include changes in manufacturing supply chain requirements and production levels in specific industries, particularly the North American automotive and Class 8 heavy-truck industries.

Revenue is recognized as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration the Company expects to receive in exchange for its services. We have elected to use the "right to invoice" practical expedient to recognize revenue, reflecting that a customer obtains the benefit associated with value-added services as they are provided. The contracts in our value-added services businesses are negotiated agreements, which contain both fixed and variable components. The variability of revenues is driven by volumes and transactions, which are known as of an invoice date. Value-added service contracts typically have terms that extend beyond one year, and they do not include financing components.

The following table provides information related to contract balances associated with our contracts with customers at December 31 (in thousands):

	2023	2022
Prepaid expenses and other - contract assets	$ 729	$ 839

We generally receive payment for performance obligations within 45 days of completion of transportation services and 65 days for completion of value-added services. Contract assets in the table above generally relate to revenue in-transit at the end of the reporting period.

See also Note 17 for additional information on revenue reported by segment and by geographic region.

(4)   Marketable Securities

Marketable equity securities are carried at fair value, with gains and losses in fair market value included in the determination of net income. The fair value of marketable equity securities is determined based on quoted market prices in active markets, as described in Note 9.

The following table sets forth market value, cost, and unrealized gains (losses) on equity securities at December 31 (in thousands):

	2023	2022
Fair value	$ 10,772	$ 10,000
Cost basis	7,316	7,351
Unrealized gains (losses)	$ 3,456	$ 2,649

The following table sets forth the gross unrealized gains and losses on the Company's marketable securities at December 31 (in thousands):

	2023	2022
Gross unrealized gains	$ 4,124	$ 3,513
Gross unrealized losses	(668)	(864)
Net unrealized gains (losses)	$ 3,456	$ 2,649

The following table shows the Company's net realized gains (losses) on marketable equity securities (in thousands):

	2023	2022	2021
Realized gain (loss)			
Sale proceeds	$ 269	$ —	$ 117
Cost basis of securities sold	27	—	92
Realized gain (loss)	$ 242	$ —	$ 25
Realized gain (loss), net of taxes	$ 181	$ —	$ 19

The Company did not sell marketable equity securities during the year ended December 31, 2022.

During the years ended December 31, 2023 and 2022, our marketable equity securities portfolio experienced net unrealized pre-tax gains in market value of approximately $799,000 and $1,044,000, respectively, which were reported in other non-operating income for the period.

(5) Accounts Receivable

Accounts receivable amounts appearing in the consolidated financial statements include both billed and unbilled receivables. We bill customers in accordance with contract terms, which may result in a brief timing difference between when revenue is recognized and when invoices are rendered. Unbilled receivables, which usually are billed within one month, totaled $59.7 million and $70.9 million at December 31, 2023 and 2022, respectively.

Accounts receivable are presented net of an allowance for credit losses. Following is a summary of the activity in the allowance for credit losses for the years ended December 31 (in thousands):

	2023	2022	2021
Balance at beginning of year	$ 14,308	$ 7,841	$ 5,140
Provision for credit losses	3,773	9,775	6,315
Uncollectible accounts written off	(6,852)	(3,308)	(3,614)
Balance at end of year	$ 11,229	$ 14,308	$ 7,841

(6) Property and Equipment

Property and equipment at December 31 consists of the following (in thousands):

	2023	2022
Transportation equipment	$ 461,550	$ 405,731
Land, buildings and related assets	256,419	175,874
Other operating assets	120,500	128,237
Information technology equipment	29,429	28,553
Construction in process	67,855	4,990
Total property and equipment	935,753	743,385
Less accumulated depreciation	(370,273)	(352,231)
Total property and equipment, net	$ 565,480	$ 391,154

(7) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following items at December 31 (in thousands):

	2023	2022
Accrued payroll	$ 18,047	$ 15,889
Accrued payroll taxes	3,149	2,124
Driver escrow liabilities	3,275	4,101
Legal settlements and claims	4,050	5,850
Commissions, other taxes and other	14,541	15,142
Total	$ 43,062	$ 43,106

(8) Debt

Debt is comprised of the following (in thousands):

	Interest Rates at December 31, 2023	December 31, 2023	December 31, 2022
Outstanding Debt:			
Revolving Credit Facility (1) (2)	6.70%	$ 21,934	$ —
UACL Credit Agreement (2)			
Term Loan	7.45%	69,000	79,000
Revolver	7.45%	—	—
Equipment Financing (3)	2.25% to 7.27%	156,341	148,177
Real Estate Facility (4)	7.47%	139,170	155,705
Margin Facility (5)	6.45%	—	—
Unamortized debt issuance costs		(4,521)	(4,382)
		381,924	378,500
Less current portion of long-term debt		70,689	65,303
Total long-term debt, net of current portion		$ 311,235	$ 313,197

(1) On September 30, 2022, we amended our Revolving Credit Facility by increasing the revolving credit commitment to up to $400 million. Borrowings under the Revolving Credit Facility may now be made until and mature on September 30, 2027, and bear interest at index-adjusted SOFR or a base rate plus an applicable margin for each based on the Company's leverage ratio. The term loan proceeds were advanced on November 27, 2018, and the Company repaid in full its then outstanding balance on the term loan on April 29, 2022. The Revolving Credit Facility is secured by a first-priority pledge of the capital stock of applicable subsidiaries, as well as first-priority perfected security interests in cash, deposits, accounts receivable, and selected other assets of the applicable borrowers. The Revolving Credit Facility includes customary affirmative and negative covenants and events of default, as well as financial covenants requiring minimum fixed charge coverage and leverage ratios, and customary mandatory prepayments provisions. At December 31, 2023, we were in compliance with all covenants under the facility, and $378.1 million was available for borrowing on the revolver.

(8)   Debt—continued

(2) Our UACL Credit Agreement provides for maximum borrowings of $90 million in the form of an $80 million term loan and a $10 million revolver. Term loan proceeds were advanced on September 30, 2022 and used to repay existing indebtedness under the Revolving Credit Facility. The term loan matures on September 30, 2027 and will be repaid in consecutive quarterly installments, as defined in the UACL Credit Agreement, commencing December 31, 2023. The remaining term loan balance is due at maturity. Borrowings under the revolving credit facility may be made until and mature on September 30, 2027. Borrowings under the UACL Credit Agreement bear interest at index-adjusted SOFR, or a base rate, plus an applicable margin for each based on the borrower's leverage ratio. The UACL Credit Agreement is secured by a first-priority pledge of the capital stock of applicable subsidiaries, as well as first-priority perfected security interest in cash, deposits, accounts receivable, and selected other assets of the applicable borrowers. The UACL Credit Agreement includes customary affirmative and negative covenants and events of default, as well as financial covenants requiring minimum fixed charge coverage and leverage ratios, and customary mandatory prepayments provisions. At December 31, 2023, we were in compliance with all covenants under the facility, and $10.0 million was available for borrowing on the revolver.

(3) Our Equipment Financing consists of a series of promissory notes issued by a wholly owned subsidiary. The equipment notes, which are secured by liens on specific titled vehicles, are generally payable in 60 monthly installments and bear interest at fixed rates ranging from 2.25% to 7.27%.

(4) Our Real Estate Facility provided for a $165.4 million term loan, the full amount of which was advanced on April 29, 2022. The Company used the facility's proceeds to repay the outstanding balances under the term loan portion of the Revolving Credit Facility and certain other Real Estate Note obligations. The facility matures on April 29, 2032. Obligations under the facility are secured by first-priority mortgages on specific parcels of real estate owned by the Company, including all land and real property improvements, and first-priority assignments of rents and related leases of the loan parties. The credit agreement includes customary affirmative and negative covenants, and principal and interest are payable on the facility on a monthly basis, based on an annual amortization of 10%. The facility bears interest at Term SOFR, plus an applicable margin equal to 2.12%. At December 31, 2023, we were in compliance with all covenants under the facility.

(5) Our Margin Facility is a short-term line of credit secured by our portfolio of marketable securities. It bears interest at Term SOFR plus 1.10%. The amount available under the line of credit is based on a percentage of the market value of the underlying securities. At December 31, 2023, the maximum available borrowings under the line of credit were $5.3 million.

The following table reflects the maturities of our principal repayment obligations as of December 31, 2023 (in thousands):

Years Ending December 31	Revolving Credit Facility	UACL Term Loan	UACL Revolver	Equipment Financing	Real Estate Financing	Margin Facility	Total
2024	$ —	$ 6,000	$ —	$ 49,147	$ 16,535	$ —	$ 71,682
2025	—	6,500	—	39,068	16,535	—	62,103
2026	—	8,000	—	34,484	16,535	—	59,019
2027	21,934	48,500	—	26,445	16,535	—	113,414
2028	—	—	—	7,197	16,535	—	23,732
Thereafter	—	—	—	—	56,495	—	56,495
Total	$ 21,934	$ 69,000	$ —	$ 156,341	$ 139,170	$ —	$ 386,445

The Company is also party to an interest rate swap agreement that qualifies for hedge accounting. The Company executed the swap agreement to fix a portion of the interest rate on its variable rate debt. Under the swap agreement, the Company receives interest at Term SOFR and pays a fixed rate of 2.88%. The swap agreement has an effective date of April 29, 2022, a maturity date of April 30, 2027, and an amortizing notional amount of $83.3 million. At December 31, 2023, the fair value of the swap agreement was an asset of $1.8 million. Since the swap agreement qualifies for hedge accounting, the changes in fair value are recorded in other comprehensive income (loss), net of tax. See Note 9, "Fair Value Measurement and Disclosures" for additional information pertaining to interest rate swaps.

(9) Fair Value Measurement and Disclosures

ASC Topic 820, "*Fair Value Measurements and Disclosures,*" defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date and expanded disclosures with respect to fair value measurements.

ASC Topic 820 also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

We have segregated all financial assets that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the tables below (in thousands):

	December 31, 2023			
	Level 1	Level 2	Level 3	Fair Value Measurement
Assets				
Cash equivalents	$ 168	$ —	$ —	$ 168
Marketable securities	10,772	—	—	10,772
Interest rate swap	—	1,807	—	1,807
Total Assets	$ 10,940	$ 1,807	$ —	$ 12,747

	December 31, 2022			
	Level 1	Level 2	Level 3	Fair Value Measurement
Assets				
Cash equivalents	$ 13	$ —	$ —	$ 13
Marketable securities	10,000	—	—	10,000
Interest rate swap	—	2,882	—	2,882
Total Assets	$ 10,013	$ 2,882	$ —	$ 12,895

(9)   Fair Value Measurement and Disclosures—continued

The valuation techniques used to measure fair value for the items in the tables above are as follows:

- Cash equivalents – This category consists of money market funds which are listed as Level 1 assets and measured at fair value based on quoted prices for identical instruments in active markets.

- Marketable securities – Marketable securities represent equity securities, which consist of common and preferred stocks, are actively traded on public exchanges and are listed as Level 1 assets. Fair value was measured based on quoted prices for these securities in active markets.

- Interest rate swaps – The fair value of our interest rate swap is determined using a methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on the expectation of future interest rates (forward curves) derived from observed market interest rate curves. The fair value measurement also incorporates credit valuation adjustments reflecting both the Company's nonperformance risk and the respective counterparty's nonperformance risk.

Our Revolving Credit Facility, UACL Credit Agreement and Real Estate Facility consist of variable rate borrowings. We categorize borrowings under these credit agreements as Level 2 in the fair value hierarchy. The carrying value of these borrowings approximate fair value because the applicable interest rates are adjusted frequently based on short-term market rates.

For our equipment promissory notes with fixed rates, the fair values are estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements. We categorize borrowings under this credit agreement as Level 2 in the fair value hierarchy. The carrying values and estimated fair values of these promissory notes at December 31, 2023 is summarized as follows:

	2023	
	Carrying Value	**Estimated Fair Value**
Equipment promissory notes	$ 156,341	$ 155,962

We have not elected the fair value option for any of our financial instruments.

(10) Transactions with Affiliates

Matthew T. Moroun is Chairman of our Board of Directors and his son, Matthew J. Moroun, is a member of our Board of Directors. Certain Moroun family trusts beneficially own a majority of our outstanding shares. Matthew T. Moroun is trustee of these trusts with investment authority over the shares, and Frederick P. Calderone, a member of our Board of Directors, is special trustee of these trusts with voting authority over the shares. The Moroun family also owns or significantly influences the management and operating policies of other businesses engaged in transportation, insurance, business services, and real estate development and management. In the ordinary course of business, we procure from these companies certain supplementary administrative support services, including legal, human resources, tax, and IT infrastructure services. The Audit Committee of our Board of Directors reviews and approves related party transactions. The cost of these services is based on the actual or estimated utilization of the specific service.

We also purchase other services from our affiliates. Following is a schedule of cost incurred and included in operating expenses for services provided by affiliates for the years ended December 31 (in thousands):

	2023	2022	2021
Insurance	$ 76,926	$ 73,398	$ 65,076
Real estate rent and related costs	13,649	12,220	12,384
Administrative support services	6,377	6,036	4,215
Truck fuel, maintenance and other operating costs	9,221	7,597	3,887
Contracted transportation services	316	1,072	1,695
Total	$ 106,489	$ 100,323	$ 87,257

We pay the direct variable cost of maintenance, fueling and other operational support costs for services delivered at our affiliate's trucking terminals that are geographically remote from our own facilities. Such costs are billed when incurred, paid on a routine basis, and reflect actual labor utilization, repair parts costs or quantities of fuel purchased.

We lease 31 facilities from related parties. Our occupancy is based on either month-to-month or contractual, multi-year lease arrangements which are billed and paid monthly. Leasing properties from a related party affords us significant operating flexibility; however, we are not limited to such arrangements. See Note 12, "Leases" for further information regarding the cost of leased properties.

We purchase employee medical, workers' compensation, property and casualty, cargo, warehousing and other general liability insurance from an insurance company owned by our controlling shareholder. In our Consolidated Balance Sheets, we record our insured claims liability and the related recovery in insurance and claims, and other receivables. At December 31, 2023 and 2022, there were $14.3 million and $16.2 million, respectively, included in each of these accounts for insured claims with an affiliate.

Other services from affiliates, including contracted transportation services, are delivered to us on a per-transaction basis or pursuant to separate contractual arrangements provided in the ordinary course of business. At December 31, 2023 and 2022, amounts due to affiliates were $20.7 million and $20.6 million, respectively.

During 2023, we purchased used tractors and new trailers from affiliates totaling $6.3 million and $5.1 million, respectively. During 2022, used tractor purchases from an affiliate totaled $4.7 million. During 2023, we also contracted with an affiliate to provide real property improvements for us totaling $5.3 million. There were no such purchases made during 2022.

In June 2022, we executed a real estate contract with an affiliate to acquire a multi-building, office complex located in Warren, Michigan for $8.3 million. The purchase price was established by an independent, third-party appraisal. The Company made an initial deposit of $0.2 million in 2022, and paid the balance at closing in the first quarter of 2023.

Services provided by Universal to Affiliates

We periodically assist our affiliates by providing selected transportation and logistics services in connection with their specific customer contracts or purchase orders. We may also lease facilities to our affiliates on an as-needed basis. Truck fueling and administrative expenses are presented net in operating expense. Following is a schedule of services provided to our affiliates for the years ended December 31 (in thousands):

	2023	2022	2021
Contracted transportation services	$ 5,087	$ 663	$ 660
Facilities and related support	1,595	240	—
Total	$ 6,682	$ 903	$ 660

(10) Transactions with Affiliates—continued

At December 31, 2023 and 2022, amounts due from affiliates were $0.7 million and $1.0 million, respectively.

In August 2023, we exercised our right of first refusal to acquire 3,750 shares of restricted stock from Mr. H.E. "Scott" Wolfe, our director, for $120,900 based on the closing market price on the effective date of the transaction.

In May 2022, we sold an inactive Mexican subsidiary to an affiliate for approximately $0.1 million. The purchase price was based on the book value of the net assets sold in the transaction, and as such, no gain or loss was recorded.

On May 13, 2022, we commenced a "Dutch auction" tender offer to repurchase up to 100,000 shares of our outstanding common stock at a price of not greater than $28.00 nor less than $25.00 per share. Following the expiration of the tender offer on June 15, 2022, we accepted 164,189 shares, including 64,189 oversubscribed shares tendered, of our common stock for purchase at $28.00 per share, for a total purchase price of approximately $4.6 million, excluding fees and expenses related to the offer. The total number of shares purchased in the tender offer includes 5,000 shares tendered by our director, Mr. Wolfe. We paid for the accepted shares with available cash and funds borrowed under our existing line of credit.

(11) Income Taxes

A summary of income related to U.S. and non-U.S. operations are as follows (in thousands):

		Year Ended December 31,	
	2023	2022	2021
Operations			
U.S. Domestic	$ 120,281	$ 221,347	$ 96,636
Foreign	4,018	4,075	1,945
Total pre-tax income	$ 124,299	$ 225,422	$ 98,581

The provision (benefit) for income taxes attributable to income from continuing operations for the years ended December 31 consists of the following (in thousands):

	2023	2022	2021
Current:			
U.S. Federal	$ 15,603	$ 33,883	$ 24,394
State	5,349	14,277	3,604
Foreign	26	354	—
Total current	20,978	48,514	27,998
Deferred:			
U.S. Federal	9,612	11,530	(4,231)
State	639	(4,055)	984
Foreign	169	801	97
Total deferred	10,420	8,276	(3,150)
Total	$ 31,398	$ 56,790	$ 24,848

On March 27, 2020, the CARES Act was signed into law that was aimed at providing emergency assistance for individuals, families, and businesses affected by COVID-19. Among other things, the CARES Act includes provisions allowing for the deferral of the employer portion of social security payments. We took advantage of this provision and deferred the cash payment of social security taxes. In 2022, we paid the deferred balance of social security taxes outstanding as of December 31, 2021, which totaled $5.1 million.

(11) Income Taxes—continued

Deferred income tax assets and liabilities at December 31 consist of the following (in thousands):

	2023	2022
Domestic deferred tax assets:		
Allowance for credit losses	$ 2,745	$ 3,222
Other assets	1,781	1,715
Accrued expenses	5,579	9,385
Total domestic deferred tax assets	$ 10,105	$ 14,322
Domestic deferred tax liabilities:		
Prepaid expenses	$ 4,355	$ 5,512
Marketable securities	692	504
Intangible assets	18,002	21,124
Property and equipment	66,623	56,767
Total domestic deferred tax liabilities	$ 89,672	$ 83,907
Net domestic deferred tax liabilities	$ 79,567	$ 69,585
Foreign deferred tax assets		
Net operating losses	$ 2,570	$ 3,357
Valuation allowance - foreign	(1,345)	(1,963)
Total foreign deferred tax asset	$ 1,225	$ 1,394
Net deferred tax liability	$ 78,342	$ 68,191

In assessing whether deferred tax assets may be realized in the future, management considers whether it is more likely than not that some portion of such tax assets will not be realized. The deferred tax assets and liabilities were reviewed separately by jurisdictions when measuring the need for valuation allowances. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income (both ordinary income and taxable capital gains) during the periods in which those temporary differences reverse. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income, reversal of existing taxable temporary differences, projections for future taxable income over the periods in which the domestic deferred tax assets are expected to reverse, and our ability to generate future capital gains, management believes it is more likely than not that we will realize the benefits of these deductible differences. Thus, no valuation allowance has been established for the domestic deferred tax assets. We had foreign net operating loss carryforward associated with our Mexican subsidiary with a tax effect of $0.7 million and $1.4 million as of December 31, 2023 and 2022, respectively. The net operating loss carryforward will expire in 2030. Although realization is not assured, the Company has concluded that it is more likely than not that the deferred tax asset will be fully realized and as such no valuation allowance has been provided. At December 31, 2023 and 2022, we also had foreign net operating loss carryforwards associated with our Canadian and German subsidiaries with a tax effect of $1.3 million and $1.7 million, respectively. Based on the anticipated earnings projections, management had previously recorded a full valuation allowance for the deferred tax assets associated with these entities.

(11) Income Taxes—continued

Income tax expense attributable to income from continuing operations differs from the statutory rates as follows:

	2023	2022	2021
Federal statutory rate	21%	21%	21%
State, net of federal benefit	4%	4%	4%
Foreign	0%	0%	0%
Effective tax rate	25%	25%	25%

As of December 31, 2023, the total amount of unrecognized tax benefit representing uncertainty in certain tax positions was $0.3 million. These uncertain tax positions are based on recognition thresholds and measurement attributes for the financial statement recognition and measurements of a tax position taken or expected to be taken in a tax return. Any prospective adjustments to our accrual for uncertain tax positions will be recorded as an increase or decrease to the provision for income taxes and would impact our effective tax rate. At December 31, 2023, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits would significantly increase or decrease within 12 months. As of December 31, 2023, the amount for both accrued interest and penalties was zero.

The changes in our gross unrecognized tax benefits during the years ended December 31 are as follows (in thousands):

	2023	2022	2021
Unrecognized tax benefit – beginning of year	$ 257	$ 226	$ 272
Increases related to current year tax positions	36	52	35
Decreases related to prior year tax positions	(15)	(21)	(81)
Unrecognized tax benefit – end of year	$ 278	$ 257	$ 226

(12) Leases

As of December 31, 2023, our obligations under operating lease arrangements primarily related to the rental of office space, warehouses, freight distribution centers, terminal yards and equipment. Right-of-use assets represent our right to use an underlying asset over the lease term and lease liabilities represent the obligation to make lease payments resulting from the lease agreement. We recognize a right-of-use asset and a lease liability on the effective date of a lease agreement. These assets and liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date, using our incremental borrowing rate as of the respective dates of lease inception, as the rate implicit in each lease is not readily determinable.

Our lease obligations typically do not include options to purchase the leased property, nor do they contain residual value guarantees or material restrictive covenants. Options to extend or terminate an agreement are included in the lease term when it becomes reasonably certain the option will be exercised. As of December 31, 2023, we were not reasonably certain of exercising any renewal or termination options, and as such, no adjustments were made to the right-of-use lease assets or corresponding liabilities.

Leases with an initial term of 12 months or less, short-term leases, are not recorded on the balance sheet. Lease expense for short-term and long-term operating leases is recognized on a straight-line basis over the lease term. For facility leases, variable lease costs include the costs of common area maintenance, taxes, and insurance for which we pay the lessors an estimate that is adjusted to actual expense on a quarterly or annual basis depending on the underlying contract terms. For equipment leases, variable lease costs may include additional fees associated with using equipment in excess of estimated amounts.

(12) Leases—continued

The following table summarizes our lease costs for the years ended December 31, 2023 and 2022, and related information (in thousands):

| | December 31, 2023 | | |
	With Affiliates	With Third Parties	Total
Lease cost			
Operating lease cost	$ 9,521	$ 26,702	$ 36,223
Short-term lease cost	66	16,155	16,221
Variable lease cost	881	3,120	4,001
Total lease cost	$ 10,468	$ 45,977	$ 56,445

| | December 31, 2022 | | |
	With Affiliates	With Third Parties	Total
Lease cost			
Operating lease cost	$ 9,526	$ 25,422	$ 34,948
Short-term lease cost	1,914	9,557	11,471
Variable lease cost	869	3,095	3,964
Sublease income	—	(113)	(113)
Total lease cost	$ 12,309	$ 37,961	$ 50,270

The following table summarizes other lease related information as of and for the years ended December 31, 2023 and 2022 (in thousands):

| | December 31, 2023 | | |
	With Affiliates	With Third Parties	Total
Other information			
Cash paid for amounts included in the measurement of operating leases	$ 9,401	$ 26,744	$ 36,145
Right-of-use asset change due to lease termination	$ (64)	$ (144)	$ (208)
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 151	$ 16,118	$ 16,269
Weighted-average remaining lease term (in years)	4.3	3.2	3.5
Weighted-average discount rate	7.5%	5.4%	6.1%

| | December 31, 2022 | | |
	With Affiliates	With Third Parties	Total
Other information			
Cash paid for amounts included in the measurement of operating leases	$ 9,248	$ 24,026	$ 33,274
Right-of-use asset change due to lease termination	$ —	$ (1,583)	$ (1,583)
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 1,080	$ 23,277	$ 24,357
Future right-of-use asset change due to a lease signed with a future commencement date	$ —	$ 1,736	$ 1,736
Weighted-average remaining lease term (in years)	4.8	3.8	4.1
Weighted-average discount rate	6.9%	4.9%	5.5%

(12) Leases—continued

Future minimum lease payments under these operating leases as of December 31, 2023, are as follows (in thousands):

	With Affiliates	With Third Parties	Total
2024	$ 9,162	$ 25,514	$ 34,676
2025	7,439	20,942	28,381
2026	4,887	17,201	22,088
2027	3,761	8,158	11,919
2028	3,553	1,282	4,835
Thereafter	3,362	—	3,362
Total required lease payments	$ 32,164	$ 73,097	$ 105,261
Less amounts representing interest			(11,643)
Present value of lease liabilities			$ 93,618

(13) Retirement Plans

We offer 401(k) defined contribution plans to our employees. The plans are administered by a company controlled by our principal shareholder and include different matching provisions ranging from zero to $2,080 per participant annually depending on which subsidiary or affiliate is involved. The total expense for contributions for 401(k) plans, including plans related to collective bargaining agreements, was $1.1 million, $1.0 million and $0.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

In connection with a collective bargaining agreement that covered 15 Canadian employees at December 31, 2023, we are required to make defined contributions into the Canada Wide Industrial Pension Plan. At December 31, 2023, 2022 and 2021, the required contributions totaled approximately $58,000, $40,000 and $32,000, respectively.

(14) Stock Based Compensation

On April 23, 2014, our Board of Directors adopted our 2014 Amended and Restated Stock Incentive Plan. The Plan was approved at the 2014 annual meeting of shareholders and became effective as of the date our Board adopted it. In May 2022, the Company's shareholders approved an amendment to the Plan to increase the number of shares of common stock authorized for issuance by 200,000 shares. Grants under the Plan may be made in the form of options, restricted stock awards, restricted stock purchase rights, stock appreciation rights, phantom stock units, restricted stock units or shares of unrestricted common stock.

In May 2023, we granted 3,549 shares of common stock to non-employee directors. These restricted stock awards have a fair value of $25.42 per share, based on the closing price of our stock on the grant date, and vested immediately.

In March 2023, we granted 34,611 shares of restricted stock to certain of its employees, including 9,134 shares to our Chief Executive Officer and 8,441 shares to our Chief Financial Officer. The restricted stock awards have a grant date fair value of $27.59 per share, based on the closing price of our stock. The shares will vest in four equal installments on each March 15 in 2024, 2025, 2026, and 2027, subject to their continued employment with us.

In May 2022, we granted 2,157 shares of common stock to non-employee directors. These restricted stock awards have a fair value of $23.17 per share, based on the closing price of our stock on the grant date, and vested immediately.

In September 2021, we granted 2,355 shares of restricted stock to one of our employees. These restricted stock awards have a fair value of $20.46 per share, based on the closing price of our stock on the grant date. The shares will vest in five equal increments on each August 9 in 2022, 2023, 2024, 2025 and 2026, subject to continued employment with us.

In February 2020, we granted 5,000 shares of restricted stock to our Chief Financial Officer. These restricted stock awards have a fair value of $17.74 per share, based on the closing price of our stock on the grant date. The shares will vest on February 20, 2024, subject to his continued employment with us.

(14) Stock Based Compensation—continued

In January 2020, we granted 60,000 shares of restricted stock to our Chief Executive Officer. These restricted stock awards have a fair value of $18.82 per share, based on the closing price of our stock on the grant date. The shares will vest in installments of 20,000 shares on January 10, 2024 and January 10, 2026, and installments of 10,000 shares on January 10, 2027 and January 10, 2028, subject to his continued employment with us.

A grantee's vesting of restricted stock awards may be accelerated under certain conditions, including retirement.

The following table summarizes the status of our non-vested shares and related information for the period indicated:

	Shares		Weighted Average Grant Date Fair Value
Non-vested at January 1, 2023	73,759	$	19.23
Granted	38,160	$	27.39
Vested	(10,895)	$	24.03
Forfeited	(566)	$	27.59
Balance at December 31, 2023	100,458	$	21.76

The total grant date fair value of vested shares recognized as compensation cost was $0.3 million, $0.2 million and $0.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. Included in compensation cost during the year ended December 31, 2023 was approximately $90,000 recognized as a result of the grant of 3,549 shares of stock to non-employee directors. Included in compensation cost during the year ended December 31, 2022 was approximately $50,000 recognized as a result of the grant of 2,157 shares of stock to non-employee directors. No such grants were made during the year ended December 31, 2021. As of December 31, 2023, there was approximately $2.2 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements. That cost is expected to be recognized on a straight-line basis over the remaining vesting period. As a result, we expect to recognize stock-based compensation expense of $0.7 million in 2024, $0.3 million in 2025, $0.6 million in 2026, $0.4 million in 2027 and $0.2 million in 2028.

(15) Commitments and Contingencies

Our principal commitments relate to long-term real estate leases and payment obligations to equipment and construction vendors, and for purchases of strategic real estate.

We are involved in certain other claims and pending litigation arising from the ordinary conduct of business. We also provide accruals for claims within our self-insured retention amounts. Based on the knowledge of the facts, and in certain cases, opinions of outside counsel, in our opinion the resolution of these claims and pending litigation will not have a material effect on our financial position, results of operations or cash flows. However, if we experience claims that are not covered by our insurance or that exceed our estimated claim reserve, it could increase the volatility of our earnings and have a materially adverse effect on our financial condition, results of operations or cash flows.

At December 31, 2023, approximately 33% of our employees are subject to collective bargaining agreements that are renegotiated periodically, 48% of which are subject to contracts that expire in 2024.

At December 31, 2023, our firm commitments to purchase equipment and strategic real estate, as well as for on-going construction projects totaled $121.9 million.

(16) Earnings Per Share

Basic earnings per common share amounts are based on the weighted average number of common shares outstanding, excluding outstanding non-vested restricted stock. Diluted earnings per common share include dilutive common stock equivalents determined by the treasury stock method. For the years ended December 31, 2023, 2022 and 2021, there were 23,821, 19,837 and 10,845 weighted average non-vested shares of restricted stock, respectively, included in the denominator for the calculation of diluted earnings per share.

In the years ended December 31, 2023 and 2021, 34,045 and 65,000 shares, respectively, were excluded from the calculation of diluted earnings per share because such shares were anti-dilutive. No such shares were excluded from the calculation of diluted earnings per share for the year ended December 31, 2022.

(17) Segment Reporting

We report our financial results in four distinct reportable segments: contract logistics, intermodal, trucking, and company-managed brokerage, which are based primarily on the services each segment provides. This presentation reflects the manner in which management evaluates our operating segments, including an evaluation of economic characteristics and applicable aggregation criteria.

Operations aggregated in our contract logistics segment deliver value-added and/or dedicated transportation services to support in-bound logistics to original equipment manufacturers (OEMs) and major retailers on a contractual basis, generally pursuant to terms of one year or longer. Our intermodal segment is associated with local and regional drayage moves coordinated by company-managed terminals using a mix of owner-operators, company equipment and third-party capacity providers (broker carriers). Operations aggregated in our trucking segment are associated with individual freight shipments coordinated primarily by our agents using a mix of owner-operators, company equipment and broker carriers. Our company-managed brokerage segment provides for the pick-up and delivery of individual freight shipments using broker carriers, coordinated by our company-managed operations. Other non-reportable segments are comprised of the Company's subsidiaries that provide support services to other subsidiaries.

Separate balance sheets are not prepared by segment, and we do not provide asset information by segment to the chief operating decision maker.

The following tables summarize information about our reportable segments for the fiscal years ended December 31, 2023, 2022 and 2021 (in thousands):

| | Operating Revenues | | |
| | December 31, | | |
	2023	2022	2021
Contract logistics	$ 829,574	$ 823,934	$ 627,220
Intermodal	374,667	591,946	473,059
Trucking	333,211	392,639	403,312
Company-managed brokerage	119,741	200,536	242,794
Other	4,946	6,401	4,595
Total operating revenues	$ 1,662,139	$ 2,015,456	$ 1,750,980

| | Eliminated Inter-segment Revenues | | |
| | December 31, | | |
	2023	2022	2021
Contract logistics	$ (629)	$ (4,718)	$ (530)
Intermodal	(2,974)	(8,526)	(6,949)
Trucking	(569)	(208)	(12,311)
Company-managed brokerage	(2,415)	(3,668)	(2,364)
Total eliminated inter-segment revenues	$ (6,587)	$ (17,120)	$ (22,154)

(17)   Segment Reporting—continued

	Income from Operations		
	December 31,		
	2023	**2022**	**2021**
Contract logistics	$ 127,752	$ 118,437	$ 44,809
Intermodal	1,297	83,640	30,379
Trucking	17,258	27,564	19,607
Company-managed brokerage	(2,221)	9,993	7,122
Other	1,358	801	1,043
Total income from operations	$ 145,444	$ 240,435	$ 102,960

	Depreciation and Amortization		
	December 31,		
	2023	**2022**	**2021**
Contract logistics	$ 45,027	$ 47,013	$ 33,504
Intermodal	28,563	25,509	26,074
Trucking	2,631	2,146	5,979
Company-managed brokerage	307	137	379
Other	508	1,852	1,601
Total depreciation and amortization	$ 77,036	$ 76,657	$ 67,537

We provide a portfolio of transportation and logistics services to a wide range of customers throughout the United States and in Mexico, Canada and Colombia. Revenues attributed to geographic areas are as follows (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
United States	$ 1,622,993	$ 1,977,339	$ 1,720,619
Mexico	30,462	22,889	15,236
Canada	5,846	13,175	13,208
Colombia	2,838	2,053	1,917
Total	$ 1,662,139	$ 2,015,456	$ 1,750,980

Net long-lived assets by geographic area are presented in the table below (in thousands):

	Year Ended December 31,	
	2023	**2022**
United States	$ 604,365	$ 455,577
Mexico	46,999	34,067
Canada	—	—
Colombia	1,324	1,241
Total	$ 652,688	$ 490,885

(18)   Subsequent Events

On January 11, 2024, we closed on the purchase of real property in Savannah, Chatham County, Georgia. The purchase price was $13.0 million. We previously made a deposit of $0.3 million and used a combination of available cash on hand and funds borrowed under its existing line of credit to fund the balance at closing.

(18) Subsequent Events—continued

On February 14, 2024, we retired 4,722,877 shares of our treasury stock. When treasury shares are retired, we allocate the excess of the repurchase price over the par value of shares acquired to both retained earnings and paid-in capital. The portion allocated to paid-in capital is determined by applying the average paid-in capital per share, and the remaining portion is recorded to retained earnings. There was no effect on our overall equity position as a result of the retirement.

On February 15, 2024, our Board of Directors declared the regular quarterly cash dividend of $0.105 per share of common stock, payable to shareholders of record at the close of business on March 4, 2024 and is expected to be paid on April 1, 2024. Declaration of future cash dividends is subject to final determination by the Board of Directors each quarter after its review of our financial condition, results of operations, capital requirements, any legal or contractual restrictions on the payment of dividends and other factors the Board of Directors deems relevant.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report was made under the supervision and with the participation of our management, including our principal executive officer and principal financial officer.

Based upon this evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective as of such date due to a material weakness in internal control over financial reporting, as described below.

Inherent Limitations over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("GAAP"). Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission*, which is commonly referred to as the 2013 framework.

Based on our assessment, management has concluded that, as of December 31, 2023, our internal control over financial reporting was ineffective, due to the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We identified a material weakness in controls designed to identify potential data-entry errors in contracted rates and quantities associated with their invoices and amounts recorded as unbilled revenue.

The effectiveness of our internal control over financial reporting has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in its report included herein. This report contains an adverse opinion on the effectiveness of our internal control over financial reporting.

Remediation and Plans for Remediation of Material Weakness

We are committed to maintaining a strong internal control environment and implementing measures designed to help ensure that control deficiencies contributing to the material weakness are remediated as soon as possible. Management is currently in the process of planning for and implementing remediation efforts to address the identified material weakness.

We plan to remediate our material weakness by modifying our policies and procedures for the timely review and approval of those contracted rates that are entered into the system. We also plan to add a monitoring control that requires a secondary review of all contracted rates entered into the system to ensure they are being reviewed timely and entered accurately, and enhance the controls associated with invoices to ensure they reflect contracted rates.

Management believes the steps outlined above will resolve the control deficiencies identified. We will continue to monitor and improve our internal controls over financial reporting. We may take additional steps or modify our plans for remediation to provide for reasonable assurance that we effectively maintain internal controls over financial reporting. We will consider the material weakness remediated after the applicable controls operate for a sufficient period of time, and management has concluded, through testing, that the controls are operating effectively.

Changes in Internal Controls

Except as otherwise discussed above, there were no changes in our internal control over financial reporting during the fourth quarter of 2023, which were identified in connection with management's evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Universal Logistics Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Universal Logistics Holdings, Inc., a Michigan corporation, and subsidiaries (collectively, the "Company") as of December 31, 2023, based on criteria established in the 2013 *Internal Control— Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, because of the effect of the material weakness described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment.

Management identified a material weakness in controls designed to identify potential data-entry errors in contracted rates and quantities associated with their invoices and amounts recorded as unbilled revenue.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2023. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated March 15, 2024 which expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Southfield, Michigan

March 15, 2024

ITEM 9B: OTHER INFORMATION

Trading Arrangements

None of the Company's directors or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2023, as such terms are defined under Item 408(a) of Regulation S-K.

ITEM 9C: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

Portions of the information required by Part III of Form 10-K are, pursuant to General Instruction G(3) of Form 10-K, incorporated by reference from our definitive Proxy Statement to be filed pursuant to Regulation 14A for our Annual Meeting of Shareholders to be held on April 24, 2024. We will, within 120 days of the end of our fiscal year, file with the Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A.

ITEM 10:   DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A for our Annual Meeting of Shareholders to be held on April 24, 2024.

ITEM 11:   EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A for our Annual Meeting of Shareholders to be held on April 24, 2024.

ITEM 12:   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A for our Annual Meeting of Shareholders to be held on April 24, 2024.

The following table presents information about equity plans under which equity securities of the Company are authorized for issuance at December 31, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	100,458	$ — (1)	254,708
Equity compensation plans not approved by security holders	—	$ —	—
Total	100,458	$ — (1)	254,708

(1)   Reflects shares to be issued under restricted stock bonus awards, which do not have an exercise price. As of December 31, 2023, the Company has no outstanding options, warrants or rights that require payment of an exercise price.

ITEM 13:   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A for our Annual Meeting of Shareholders to be held on April 24, 2024.

ITEM 14:   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A for our Annual Meeting of Shareholders to be held on April 24, 2024.

ITEM 15:   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1)   Financial Statements

(2)   Financial Statement Schedules

Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included elsewhere in this Form 10-K.

(3)   Exhibits

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 filed on November 15, 2004)
3.2	Amendment to Restated Articles of Incorporation (incorporated by reference to Exhibit 3(i)-1 and 3(i)-2 to the Registrant's Current Report on Form 8-K filed on November 1, 2012)
3.3	Certificate of Amendment to Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on May 2, 2016)
3.4	Sixth Amended and Restated Bylaws, effective February 14, 2024 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on February 15, 2024)
4.1	Specimen Common Share Certificate (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 filed on November 15, 2004)
4.2*	Description of Capital Stock of the Registrant
4.3	Second Amended and Restated Registration Rights Agreement dated July 28, 2021 among the Registrant and the Moroun Family Holders (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed July 29, 2021)
4.4	Joinder Agreement to Registration Rights Agreement dated August 1, 2023, among Registrant and the Swiftsure Trust (incorporated by reference to Exhibit 4.1 to the Registrant's Report on Form 8-K filed August 3, 2023)
10.1	Service Level Agreement between the Registrant and Data System Services, LLC (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K filed on March 16, 2015)
10.2+	2014 Amended and Restated Stock Option and Incentive Plan (incorporated by reference to Appendix A to the Registrant's Schedule 14A filed on April 29, 2014)
10.3+	Form of Restricted Stock Bonus Award Agreement under the 2014 Amended and Restated Stock Option and Incentive Plan (incorporated by reference to Exhibit B of Appendix A to the Registrant's Schedule 14A filed on April 29, 2014)
10.4	Credit Agreement dated as of April 29, 2022 among UTSI Finance, Inc., UTS Realty, LLC, the lenders party thereto, and Fifth Third Bank, N.A., as agent for the lenders (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 2, 2022)

Exhibit No.	Description
10.5	Confirmation of Transaction, dated April 29, 2022, between Fifth Third Bank, N.A. and UTSI Finance, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 2, 2022)
10.6	Credit and Security Agreement dated as of November 27, 2018 among Universal Management Services, Inc., certain of its affiliates identified therein as Borrowers, certain subsidiaries of Universal Logistics Holdings, Inc., as guarantors, and KeyBank National Association as administrative agent and lender (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 29, 2018)
10.7	First Amendment Agreement dated September 30, 2022 among Universal Management Services, Inc., certain of its affiliates identified therein as Borrowers, KeyBank National Association, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed October 3, 2022)
10.8	Credit and Security Agreement dated September 30, 2022 among UACL Logistics Holdings, LLC, certain of its affiliates identified therein as Borrowers, KeyBank National Association, and the Lenders party thereto (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed October 3, 2022
10.9+	Employment Agreement between the Registrant and Tim Phillips (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 14, 2020)
10.10	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers with reporting obligations under Section 16 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed July 27, 2023)
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Grant Thornton LLP, independent registered public accounting firm
24*	Powers of Attorney (see signature page)
31.1*	Chief Executive Officer certification, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Chief Financial Officer certification, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Chief Executive Officer and Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, has been formatted in Inline XBRL.

+ Indicates a management contract, compensatory plan or arrangement.
* Filed herewith.
** Furnished herewith.

ITEM 16:   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Universal Logistics Holdings, Inc.
(Registrant)

By: */s/ Jude Beres*
Jude Beres, Chief Financial Officer

Date: March 15, 2024

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Tim Phillips and Jude Beres, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Tim Phillips Tim Phillips	Chief Executive Officer (Principal Executive Officer)	March 15, 2024
/s/ Jude Beres Jude Beres	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 15, 2024
/s/ Matthew T. Moroun Matthew T. Moroun	Chairman of the Board	March 15, 2024
/s/ Matthew J. Moroun Matthew J. Moroun	Director	March 15, 2024
/s/ Grant Belanger Grant Belanger	Director	March 15, 2024
/s/ Frederick P. Calderone Frederick P. Calderone	Director	March 15, 2024
/s/ Daniel J. Deane Daniel J. Deane	Director	March 15, 2024
/s/ Clarence W. Gooden Clarence W. Gooden	Director	March 15, 2024
/s/ Marcus D. Hudson Marcus D. Hudson	Director	March 15, 2024
/s/ Michael A. Regan Michael A. Regan	Director	March 15, 2024
/s/ Richard P. Urban Richard P. Urban	Director	March 15, 2024
/s/ H.E. "Scott" Wolfe H. E. "Scott" Wolfe	Director	March 15, 2024

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UNIVERSAL LOGISTICS HOLDINGS, INC.

Universal Logistics Holdings, Inc. is a holding company whose subsidiaries provide a variety of customized transportation and logistics solutions throughout the United States, and in Mexico, Canada and Colombia. Our operating subsidiaries provide customers a broad array of services across their entire supply chain, including truckload, brokerage, intermodal, dedicated and value-added services.

CORPORATE INFORMATION

Board of Directors

Matthew T. Moroun
Chairman of the Board

Matthew J. Moroun

Tim Phillips

Grant E. Belanger

Frederick P. Calderone

Daniel J. Deane

Clarence W. Gooden

Marcus D. Hudson

Michael A. Regan

Richard P. Urban

H.E. "Scott" Wolfe

Executive Officers

Tim Phillips
Chief Executive Officer

Jude Beres
Chief Financial Officer and Treasurer

Shareholder Information

Inquiries concerning lost stock certificates, changes of address, account status or other questions regarding your stock should be directed to the Company's Transfer Agent

Transfer Agent
Computershare
PO Box 43078
Providence, RI 02940

The Company's annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the SEC are available without charge upon request by accessing the Company's website at _www.universallogistics.com_ or by contacting:

Investor Relations
Universal Logistics Holdings, Inc.
12755 E. Nine Mile Road
Warren, Michigan 48089
(586) 920-0100





UNIVERSAL LOGISTICS HOLDINGS, INC.

Corporate Headquarters

12755 E. 9 Mile Road, Warren, MI 48089 | (586) 920-0100

UniversalLogistics.com